Exhibit 99.3

DIGINEX LIMITED

Directors’ statement and FINANCIAL STATEMENTS

For the financial year ended 31 March 2021

RESTRICTED

RESTRICTED

DIGINEX LIMITED

DIRECTORS’ STATEMENT

For the financial year ended 31 March 2021

The directors present their statement to the members together with the audited financial statements of the Group for the financial year ended 31 March 2021, the statement of financial position of the Company as at 31 March 2021 and the statement of change in equity of the Company for the financial year then ended.

In the opinion of the directors,

(a)	the statement of financial position and the statement of changes in equity of the Company and the consolidated financial statements of the Group as set out on pages 8 to 89 are drawn up so as to give a true and fair view of the financial position of the Company as at 31 March 2021, the financial performance, changes in equity and cash flows of the Group and the changes in equity of the Company for the financial year ended on that date, and
(b)	at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

Directors

The directors of the Company in office at the date of this statement are as follows:

Chi-Won Yoon	(Appointed on 30 September 2020)
Richard Anthony Byworth	(Appointed on 30 September 2020)
Paul Neil Ewing
Andrew Watkins	(Appointed on 30 September 2020)
Richard Michael Petty	(Appointed on 30 September 2020)
Theng Siew Lian Lisa	(Appointed on 30 September 2020)
Paul Henry Smith	(Appointed on 30 September 2020)

Arrangements to enable directors to acquire shares and debentures

Neither at the end of nor at any time during the financial year was the Company a party to any arrangement whose object was to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, other than as disclosed under “Share options” in this statement and the following arrangements:

Convertible bonds

In May 2020 the Group issued a convertible bond. The bond converted in shares of Diginex HK, a subsidiary of the Company, prior to the completion of the Transaction with 8i Enterprises Acquisition Corp which resulted in the Company being listed on Nasdaq. The Transaction completed on 30 September 2020 and shares held in Diginex HK were swapped for shares in the Company. Certain directors of the Company invested in the convertible bond.

Salary deferral scheme

The Group implemented a salary deferral scheme. Certain directors deferred payment on a portion of their salaries and in return Diginex HK issued a corresponding share-based payment award equal to the deferred value. These shares were swapped into the Company shares on completion of the Transaction.

Salary paid in shares

A director elected to partial salary payment in shares. The shares entitled were accrued at the year end and were issued post year end.

Share awards

Non-executive directors were entitled to share awards during the year ended 31 March 2021 as per their service agreement with the Company. The share awards were accrued at the year end and were issued post year end.

1

Directors’ interests in shares or debentures

(a)	According to the register of directors’ shareholdings, none of the directors holding office at the end of the financial year had any interest in the shares or debentures of the Company or its related corporations, except as follows:

	Holdings registered in name of director		Holdings in which a director is deemed to have an interest
	At 31.3.2021	At 1.4.2020 or date of appointment, if later	At 31.3.2021	At 1.4.2020 or date of appointment, if later
Diginex Limited (No. of ordinary shares)
Chi-Won Yoon	1,955,908	1,746,346	-	-
Richard Anthony Byworth	80,853	72,190	478,925	427,612
Paul Neil Ewing	48,140	-	-	-
Richard Michael Petty	-	-	106,792	95,350
Paul Henry Smith	59,154	52,816	-	-
Theng Siew Lian Lisa	29,569	26,401	-	-
Andrew Watkins	-	-	-	-

(b)	According to the register of directors’ shareholdings, executive directors holding office at the end of the financial year had interests in options to subscribe for ordinary shares of the Company granted pursuant to the Employee Share Option Scheme as set out below and under “Share Options” below.

Share options

On 30 September 2020, upon completion of the Transaction, a replacement employee share options plan was established whereby the awardees of the Diginex HK share options scheme became entitled to 5,600,000 share options of the Company. Of the total amount, 1,960,000 share options were granted to the directors noted above.

The share options vest after 15 months in December 2021. Once the options are vested, they are immediately exercised and convert on a one-to-one basis into ordinary shares of the Company. The exercise price to one option is nil.

Accordingly, 5,600,000 ordinary shares were under option as at the year end.

The persons to whom the options have been issued have no right to participate by virtue of the options in any share issue of any other company. The Group has no legal or constructive obligation to repurchase or settle the options in cash.

On behalf of the directors

Richard Anthony Byworth	Paul Neil Ewing
Director	Director
26 August 2021

2

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF DIGINEX LIMITED

REPORT ON THE AUDIT OF THE FINANCIAL STATEMENTS

Opinion

We have audited the financial statements of Diginex Limited (the Company) and its subsidiaries (the Group), which comprise the consolidated statement of financial position of the Group and the statement of financial position of the Company as at 31 March 2021, and the consolidated statement of profit or loss, consolidated statement of comprehensive (loss) income, consolidated statement of changes in equity and consolidated statement of cash flows of the Group, and statement of changes in equity of the Company for the year then ended, and a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements of the Group and the statement of financial position and statement of changes in equity of the Company are properly drawn up in accordance with the provisions of the Singapore Companies Act, Chapter 50 (the Act), Singapore Financial Reporting Standards (International) (SFRS(I)s) so as to give a true and fair view of the consolidated financial position of the Group and the financial position of the Company as at 31 March 2021 and of the consolidated financial performance, consolidated changes in equity and consolidated cash flows of the Group and changes in equity of the Company for the year ended on that date.

Basis for opinion

We conducted our audit in accordance with Singapore Standards on Auditing (SSAs). Our responsibilities under those standards are further described in the Auditors’ responsibilities for the audit of the financial statements section of our report. We are independent of the Group in accordance with the Accounting and Corporate Regulatory Authority (ACRA) Code of Professional Conduct and Ethics for Public Accountants and Accounting Entities (ACRA Code) together with the ethical requirements that are relevant to our audit of the financial statements in Singapore, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ACRA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Deemed reverse acquisition

Refer to note 1.1 (Summary of significant transactions), note 2.4 (Significant accounting estimates and judgements – Judgements - Deemed reverse acquisition), note 2.5 (Summary of significant accounting policies - Deemed reverse acquisition, note 6 (Other losses and expenses, net), note 24 (Share capital) and note 36 (acquisitions) to the consolidated financial statements.

3

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF DIGINEX LIMITED (continued)

Key audit matters (continued)

Deemed reverse acquisition (continued)

The key audit matter

During the financial year, on 30 September 2020, the Company completed a share swap transaction (the Transaction) with 8i Enterprises and Diginex HK which led to the issuance of 31,688,392 shares (the Company had previously issued one founding share). Management considers that given the structure of the Transaction it is deemed that Diginex HK, from an accounting perspective, was the accounting acquirer with the previously consolidated Diginex HK results being recapitalized to reflect the shares issued to the former Diginex HK shareholders in relation to the Transaction.

The Transaction resulted in a $43,995,869 non-cash Transaction expense under SFRS(I) 2.

We focused on this area as this transaction significantly affected the financial position and performance of the Group and involves significant judgement in the absence of a SFRS(I) that specifically applies to such a transaction.

Our response

Our audit procedures in relation to management’s accounting for the Transaction included:

-	holding discussions with senior management and the audit committee to understand the accounting policies applied in accounting for this deemed reverse acquisition.

-	reviewing the presentation, supporting spreadsheets, memorandums prepared by management.

-	inspecting supporting documents relevant to the deemed reverse acquisition and verifying the accuracy and relevance of the input data used such as the shares issued to 8i shareholders and service providers in consideration for shares in 8i Enterprises and to satisfy obligations arising from this transaction to the relevant board minutes and agreements.

-	assessing the appropriateness of fair value of the non-cash consideration including shares and warrants used in determining the deemed consideration and evaluating the reasonableness of the fair value of the net identifiable assets acquired from 8i Enterprises.

-	recalculating the transaction expense arising from this transaction and the reverse acquisition reserve for prior reporting periods and current period.

-	considering the appropriateness of disclosures in the financial statements in describing the areas of judgement for the accounting policies applied.

Based on our work and evidence obtained, we found management approach towards transaction accounting to be reasonable. We also found the related disclosures in the financial statements to be adequate.

4

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF DIGINEX LIMITED (continued)

Other information

Management is responsible for the other information. The other information comprises the information included in the directors’ statement, but does not include the financial statements and our auditor’s report thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed on the other information that we obtained prior to the date of this auditors’ report, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

Responsibilities of Management and directors for the financial statements

Management is responsible for the preparation of financial statements that give a true and fair view in accordance with the provisions of the Act and SFRS(I)s, and for devising and maintaining a system of internal accounting controls sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorised use or disposition; and transactions are properly authorised and that they are recorded as necessary to permit the preparation of true and fair financial statements and to maintain accountability of assets.

In preparing the financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

The directors’ responsibilities include overseeing the Group’s financial reporting process.

Auditors’ responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with SSAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

5

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF DIGINEX LIMITED (continued)

Auditors’ responsibilities for the audit of the financial statements (continued)

●	Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal controls.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.

●	Conclude on the appropriateness of Management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the financial statements including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the audit committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal controls that we identify during our audit.

We also provide the audit committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless the law or regulations preclude public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

6

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF DIGINEX LIMITED (continued)

REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS

In our opinion, the accounting and other records required by the Act to be kept by the Company and by those subsidiary corporations incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

The engagement partner on the audit resulting in this independent auditor’s report is Xu Shuanghong.

UHY Lee Seng Chan & Co

Public Accountants and

Chartered Accountants

Singapore

26 August 2021

7

DIGINEX LIMITED

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

For the financial year ended 31 March 2021

		Year ended 31 March 2021	Year ended 31 March 2020	Year ended 31 March 2019
	Notes	USD	USD	USD

CONTINUING OPERATIONS
Revenue	3	287,468	494,622	950,064
		287,468	494,622	950,064
General and administrative expenses	4	(64,916,121)	(42,984,644)	(18,885,901)
OPERATING LOSS		(64,628,653)	(42,490,022)	(17,935,837)

Other losses and expenses, net	6	(64,432,715)	(1,699,067)	(2,872,909)
Impairment reversal (losses) on financial assets	7	21,071	(11,237,660)	(5,589,772)
Impairment of goodwill	17	-	-	(457,818)
Finance costs, net	8	(2,271,445)	(1,851,527)	(1,139,211)
Share of loss of an associate	9	-	-	(12,270,686)
LOSS BEFORE TAX		(131,311,742)	(57,278,276)	(40,266,233)
Income tax credit	10	478,078	-	-
LOSS FROM CONTINUING OPERATIONS		(130,833,664)	(57,278,276)	(40,266,233)
DISCONTINUED OPERATIONS
Profit (loss) from discontinued operations (attributable to the ordinary equity holders of the Company)	37	4,956,408	(857,554)	56,986,946

(LOSS) PROFIT FOR THE YEAR		(125,877,256)	(58,135,830)	16,720,713
(Loss) Profit attributable to:
Owners of the Company		(125,334,915)	(57,716,069)	16,810,157
Non-controlling interests		(542,341)	(419,761)	(89,444)
		(125,877,256)	(58,135,830)	16,720,713
LOSS PER SHARE FOR LOSS FROM CONTINUING OPERATIONS ATTRIBUTABLE TO THE ORDINARY EQUITY HOLDERS OF THE COMPANY
Basic loss per share	11	$(4.97)	$(3.80)	$(2.90)

EARNINGS (LOSS) PER SHARE FOR PROFIT (LOSS) FROM DISCONTINUED OPERATIONS ATTRIBUTABLE TO THE ORDINARY EQUITY HOLDERS OF THE COMPANY
Basic earnings (loss) per share	11	$0.19	$(0.06)	$4.11

(LOSS) EARNINGS PER SHARE FOR (LOSS) PROFIT ATTRIBUTABLE TO THE ORDINARY EQUITY HOLDERS OF THE COMPANY
Basic (loss) earnings per share	11	$(4.78)	$(3.86)	$1.21

The above consolidated statement of profit or loss should be read in conjunction with the accompanying notes.

8

DIGINEX LIMITED

CONSOLIDATED STATEMENT OF COMPREHENSIVE (LOSS) INCOME

For the financial year ended 31 March 2021

		Year ended 31 March 2021	Year ended 31 March 2020	Year ended 31 March 2019
	Notes	USD	USD	USD

(LOSS) PROFIT FOR THE YEAR		(125,877,256)	(58,135,830)	16,720,713

OTHER COMPREHENSIVE (LOSS) INCOME
Exchange (loss) gain on translation of foreign operations		(525,878)	22,903	6,296
Digital assets revaluation gain	22	429,789	-	-
TOTAL COMPREHENSIVE (LOSS) INCOME FOR THE YEAR		(125,973,345)	(58,112,927)	16,727,009
Total comprehensive (loss) income attributable to:
Owners of the Company		(125,431,004)	(57,693,166)	16,816,453
Non-controlling interests		(542,341)	(419,761)	(89,444)
		(125,973,345)	(58,112,927)	16,727,009
Total comprehensive (loss) income attributable to Owners of the Company arising from:
Continuing operations		(130,387,412)	(56,835,612)	(40,170,493)
Discontinued operations		4,956,408	(857,554)	56,986,946
		(125,431,004)	(57,693,166)	16,816,453

The above consolidated statement of comprehensive (loss) income should be read in conjunction with the accompanying notes.

9

DIGINEX LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 March 2021

		At 31 March 2021	At 31 March 2020	At 31 March 2019
	Notes	USD	USD	USD
ASSETS
Intangible assets, net	12	14,845,896	10,669,116	-
Property, plant and equipment, net	13	473,512	1,219,721	1,929,216
Right-of-use assets, net	14	906,474	2,879,032	4,830,098
Loan receivables, net of allowance	15	-	-	8,218,228
Financial assets at fair value through profit or loss	16	304,053	449,011	2,087,580
Prepayment, deposits and other receivables, non-current	18	152,988	1,246,947	1,246,947
Amount due from an associate	19	-	-	1,991,988
Non-current assets		16,682,923	16,463,827	20,304,057
Trade receivables	18	12,604	72,652	104,298
Prepayment, deposits and other receivables	18	3,256,771	1,808,179	192,482
Amount due from an associate	19	-	977,421	-
Amounts due from related companies	20	12,296	12,392	11,279
Amounts due from shareholders	20	36,963	37,726	101,099
Client assets	21	27,021,925	543,910	-
Digital assets	22	348,998	36,034	-
USDC	23	2,034,800	293,793	-
Cash and cash equivalents		52,118,497	988,836	740,061
Current assets		84,842,854	4,770,943	1,149,219
TOTAL ASSETS		101,525,777	21,234,770	21,453,276
EQUITY (DEFICIT)
Share capital	24	312,633,450	139,336,569	34,135,982
Reverse acquisition reserve	24	(129,036,521)	(85,180,290)	(20,753,062)
Share-based payment reserve	25	63,540,756	10,356,664	634,462
Revaluation surplus	27	180,260	-	-
Foreign currency translation reserve	27	(511,830)	14,048	(8,855)
Accumulated losses		(184,980,114)	(68,186,372)	(10,094,383)
Shareholders’ equity (deficit) attributable to the owners of the Company		61,826,001	(3,659,381)	3,914,144
Non-controlling interests	27	(748,136)	(205,795)	(61,954)
Total equity (deficit)		61,077,865	(3,865,176)	3,852,190
LIABILITIES
Lease liabilities, non-current	29	134,951	945,374	3,078,331
Non-current liabilities		134,951	945,374	3,078,331
Amount due to an associate	19	900,000	-	-
Amounts due to related parties	20	203,460	-	-
Amounts due to directors	20	6,785	374,604	356,855
Loans from shareholders	20	-	10,711,563	10,406,249
Amounts due to shareholders	20	-	1,686	-
Client liabilities	21	27,021,925	543,910	-
Warrant liability	26	5,197,201	-	-
Lease liabilities, current	29	733,488	2,132,877	1,944,507
Other payables and accruals	30	6,250,102	9,714,932	1,787,464
Notes payable	31	-	675,000	27,680
Current liabilities		40,312,961	24,154,572	14,522,755
Total liabilities		40,447,912	25,099,946	17,601,086
TOTAL EQUITY (DEFICIT) AND LIABILITIES		101,525,777	21,234,770	21,453,276

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

10

DIGINEX LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the financial year ended 31 March 2021

		Attributable to owners of the Group
		Share capital		Reverse acquisition	Revaluation		Share-based payment	Foreign currency translation	Accumulated		Non-controlling	Total shareholders’
		Shares	Amount	reserve	surplus	Warrants	reserve	reserve	Losses	Total	interests	equity
	Notes		USD	USD	USD	USD	USD	USD	USD	USD	USD	USD
Balance at 1 April 2018	24	1,020,400	10,572,482	-	-	-	-	(15,151)	(285,077)	10,272,254	-	10,272,254
Shares issued for cash during the year	24	7,424	2,412,868	-	-	-	-	-	-	2,412,868	-	2,412,868
Shares issued for consulting services	24	990	242,635	-	-	-	-	-	-	242,635	-	242,635
Shares issued as consideration for acquisition of a subsidiary	24	816	199,920	-	-	-	-	-	-	199,920	-	199,920
Expenses related to raise of capital	24	-	(44,985)	-	-	-	-	-	-	(44,985)	-	(44,985)
Shares repurchased	24	(55,727)	-	-	-	-	-	-	(6,619,463)	(6,619,463)	-	(6,619,463)
Total income (loss) for the year		-	-	-	-	-	-	-	16,810,157	16,810,157	(89,444)	16,720,713
Total other comprehensive income for the year		-	-	-	-	-	-	6,296	-	6,296	-	6,296
Acquisition of a subsidiary	36	-	-	-	-	-	-	-	-	-	27,490	27,490
Interim 2019 dividend	28	-	-	-	-	-	-	-	(20,000,000)	(20,000,000)	-	(20,000,000)
Equity-settled share-based payments	25	-	-	-	-	-	634,462	-	-	634,462	-	634,462
Balance at 31 March 2019		973,903	13,382,920	-	-	-	634,462	(8,855)	(10,094,383)	3,914,144	(61,954)	3,852,190
Recapitalization of Diginex HK (1:13.9688 exchange ratio)	24	12,630,313	20,753,062	(20,753,062)	-	-	-	-	-	-	-	-
Balance at 31 March 2019		13,604,216	34,135,982	(20,753,062)	-	-	634,462	(8,855)	(10,094,383)	3,914,144	(61,954)	3,852,190

Balance at 1 April 2019	24	973,903	13,382,920	-	-	-	634,462	(8,855)	(10,094,383)	3,914,144	(61,954)	3,852,190
Shares issued for cash during the year	24	214,753	31,831,174	-	-	-	-	-	-	31,831,174	-	31,831,174
Shares issued for consulting services	24	17,081	2,709,854	-	-	-	-	-	-	2,709,854	-	2,709,854
Shares issued for intangible assets	12	35,088	5,400,043							5,400,043		5,400,043
Shares issued to employees	24	10,522	1,745,447	-	-	-	-	-	-	1,745,447	-	1,745,447
Expenses related to raise of capital	24	-	(913,159)	-	-	-	-	-	-	(913,159)	-	(913,159)
Total loss for the year		-	-	-	-	-	-	-	(57,716,069)	(57,716,069)	(419,761)	(58,135,830)
Total other comprehensive income for the year		-	-	-	-	-	-	22,903	-	22,903	-	22,903
Acquisition of a subsidiary	36	-	-	-	-	-	-	-	(375,920)	(375,920)	275,920	(100,000)
Equity-settled share-based payments	25	-	-	-	-	-	9,722,202	-	-	9,722,202	-	9,722,202
Balance at 31 March 2020		1,251,347	54,156,279	-	-	-	10,356,664	14,048	(68,186,372)	(3,659,381)	(205,795)	(3,865,176)
Recapitalization of Diginex HK (1:13.9688 exchange ratio)	24	16,228,418	85,180,290	(85,180,290)	-	-	-	-	-	-	-	-
Balance at 31 March 2020 (Note a)		17,479,765	139,336,569	(85,180,290)	-	-	10,356,664	14,048	(68,186,372)	(3,659,381)	(205,795)	(3,865,176)

Balance at 1 April 2020 (Note a)	24	1,251,347	54,156,279	-	-	-	10,356,664	14,048	(68,186,372)	(3,659,381)	(205,795)	(3,865,176)
Shares issued for cash during the six months to 30 September 2020	24	3,572	285,438	-	-	-	-	-	-	285,438	-	285,438
Shares issued on conversion of convertible bond	24	318,311	25,436,232	-	-	-	-	-	-	25,436,232	-	25,436,232
Shares issued for consulting services	24	595	47,546	-	-	-	-	-	-	47,546	-	47,546
Shares issued for intangible asset purchase	12	3,899	600,056	-	-	-	-	-	-	600,056	-	600,056
Shares issued to employees	24	9,114	728,300	-	-	-	-	-	-	728,300	-	728,300
Shares issued to settle shareholder loan	20	9,039	722,306	-	-	-	-	-	-	722,306	-	722,306
Equity-settled share-based payments	25	448	35,800	-	-	-	-	-	-	35,800	-	35,800
Equity-settled earn-out awards	25	-	-	-	-	-	32,148,300	-	-	32,148,300	-	32,148,300

11

		Attributable to owners of the Group
		Share capital		Reverse acquisition	Revaluation		Share-based payment	Foreign currency translation	Accumulated		Non-controlling	Total shareholders’
		Shares	Amount	reserve	surplus	Warrants	reserve	reserve	Losses	Total	interests	equity
	Notes		USD	USD	USD	USD	USD	USD	USD	USD	USD	USD
Anti-dilutive share issuance	24	187,001	-	-	-	-	-	-	-	-	-	-
Expenses related to raise of capital	24	6,382	(152,044)	-	-	-	-	-	-	(152,044)	-	(152,044)
Subtotal		1,789,708	81,859,913	-	-	-	42,504,964	14,048	(68,186,372)	56,192,553	(205,795)	55,986,758
Recapitalization of Diginex HK (1:13.9688 exchange ratio)	24	23,210,292	129,019,911	(129,019,911)	-	-	-	-	-	-	-	-
Subtotal		25,000,000	210,879,824	(129,019,911)	-	-	42,504,964	14,048	(68,186,372)	56,192,553	(205,795)	55,986,758
Recapitalized with founding share of the Company	36	1	1	(16,610)	-	-	-	-	-	(16,609)	-	(16,609)
Acquisition of 8i Enterprises	36	6,688,392	56,851,332	-	-	8,324,147	-	-	-	65,175,479	-	65,175,479
Subtotal		31,688,393	267,731,157	(129,036,521)	-	8,324,147	42,504,964	14,048	(68,186,372)	121,351,423	(205,795)	121,145,628
Shares issued for services	24	27,334	285,160	-	-	-	-	-	-	285,160	-	285,160
Shares issued for cash during the six months to 31 March 2021	24	2,571,669	21,980,647	-	-	-	-	-	-	21,980,647	-	21,980,647
Expenses related to raise of capital	24	-	(1,636,312)	-	-	-	-	-	-	(1,636,312)	-	(1,636,312)
Shares issued in settlement of earn-out awards	25	3,030,000	7,241,700	-	-	-	(7,241,700)	-	-	-	-	-
Shares issued for warrants exercised and warrants repurchased	26	1,480,965	17,031,098	-	-	(8,324,147)	-	-	8,291,644	16,998,595	-	16,998,595
Equity-settled share-based payments	25	-	-	-	-	-	28,277,492	-	-	28,277,492	-	28,277,492
Total loss for the year		-	-	-	-	-	-	-	(125,334,915)	(125,334,915)	(542,341)	(125,877,256)
Total other comprehensive loss for the year		-	-	-	180,260	-	-	(525,878)	249,529	(96,089)	-	(96,089)
Balance at 31 March 2021		38,798,361	312,633,450	(129,036,521)	180,260	-	63,540,756	(511,830)	(184,980,114)	61,826,001	(748,136)	61,077,865

Note a – The balance of share capital as at 31 March 2020 has been recapitalized and reflected as such in the consolidated statement of financial position.

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

12

DIGINEX LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS
For the financial year ended 31 March 2021

		Year ended 31 March 2021	Year ended 31 March 2020	Year ended 31 March 2019
	Notes	USD	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES
Profit (Loss) before tax from:
Continuing operations		(131,311,742)	(57,278,276)	(40,266,233)
Discontinued operations		4,956,408	(857,554)	56,986,946
PROFIT (LOSS) INCLUDING DISCONTINUED OPERATIONS		(126,355,334)	(58,135,830)	16,720,713
Adjustments for:
Gain on bargain purchase of a subsidiary		-	-	(82,470)
Net gain on fair value on equity method investment	6	-	-	(11,030,339)
Impairment of goodwill	17	-	-	457,818
Impairment (reversal) losses	7	(21,071)	11,237,660	5,589,772
Finance costs	8	1,036,104	1,851,527	1,139,285
Transaction cost associated with private warrants	8	1,235,341	-	-
Net gain from change in fair value on financial liabilities through profit or loss	26	(11,397,187)	-	-
Revaluation loss on Digital assets through profit or loss	22	68,360	-	-
Net fair value losses on financial assets at fair value through profit or loss	6	144,109	1,527,158	2,590,853
Net loss on sale of financial assets at fair value through profit or loss	6	-	221,626	11,665,824
Depreciation – property, plant and equipment	13	817,597	791,714	575,109
Loss on disposal – property, plant and equipment	13	36,300	-	-
Depreciation – right-of-use assets	14	1,963,787	1,965,711	1,387,004
Share of loss of an associate	9	-	-	12,270,686
Impact on reclassification to short term lease		(32,588)	-	-
Amortization – Intangible assets	12	2,021,722	-	-
Shares issued for consulting services	24	332,706	2,709,854	242,635
Shares issued to employees	24	715,834	-	-
Equity-settled share-based payments	24	35,800	-	-
Equity settled share-based payments – employee share option scheme and accrued share awards	5	28,901,004	11,397,317	634,462
Earn-out share awards	6	32,148,300	-	-
Transaction expense	36	43,995,869	-	-
Discontinued operations	37	(5,987,534)	70,331	(58,824,071)
		(30,340,881)	(26,362,932)	(16,662,719)
Changes in:
Trade receivables		60,048	(81,735)	(212,298)
Prepayment, deposits and other receivables		(1,285,134)	(1,615,696)	(1,275,075)
Income tax payable		-	(27,680)	-
Client assets		(26,478,015)	(543,910)	-
Client liabilities		26,478,015	543,910	-
Amounts due from related companies		-	(1,113)	(9,856)
Amounts due to related companies		203,460	-	-
Other payables and accruals		(6,066,606)	7,846,029	1,379,759
Amounts due to directors		(367,819)	17,749	334,374
Advance to an associate company		-	(226,308)	(1,991,988)

13

		Year ended 31 March 2021	Year ended 31 March 2020	Year ended 31 March 2019
	Notes	USD	USD	USD
Amounts due to shareholders		(1,686)	1,686	(510,349)
Amounts due from shareholders		765	63,372	520,315
Digital assets	22	48,465	(36,034)	-
USDC	23	(1,741,007)	(293,793)	-
Discontinued operations		-	-	(607,741)
Cash used in operating activities		(39,490,395)	(20,716,455)	(19,035,578)
Finance costs paid		(387,366)	(1,561,094)	(419,536)
Income tax credit received	10	478,078	-	-
Net cash used in operating activities		(39,399,683)	(22,277,549)	(19,455,114)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	13	(49,743)	(69,875)	(2,373,518)
Acquisition of subsidiaries, net of cash acquired	36	(75,000)	(25,000)	(123,609)
Cash received on completion of Transaction	36	24,149,575	-	-
Sales of financial assets through profit or loss		-	155,951	33,992,480
Investment in financial assets through profit or loss	16	-	(267,773)	(3,811,256)
Acquired software and capitalized software development	12	(5,652,943)	(5,269,116)	-
Discontinued operations		-	-	(15,550,618)
Net cash generated from (used in) investing activities		18,371,889	(5,475,813)	12,133,479
CASH FLOWS FROM FINANCING ACTIVITIES
Loan receivables	15	-	(479,749)	(15,700,000)
Repayment of loan receivables		-	-	2,000,000
Loan to an associate	19	-	(2,000,000)	-
Repayment of amounts due from an associate	19	951,781	814,572	-
Advance from an associate	19	900,000	-	-
Advance to a director		-	-	(1,000,000)
Repayment of advance of a director		-	-	1,000,000
Payment of lease liabilities	29	(2,399,147)	(2,390,366)	(1,645,620)
Proceeds from issues of share capital, net	24	255,438	30,918,015	2,367,883
Proceeds from issues of private placement shares, net of expenses	24	20,626,394	-	-
Proceeds from issues of private placement warrants, net of expenses	26	15,571,989	-	-
Proceeds from issues of public warrant shares	26	17,031,098	-	-
Proceeds from loans from shareholders	20	100,000	5,332,303	14,625,561
Repayment of loans from shareholders	20	(3,949,050)	(4,850,000)	(4,508,829)
Payments for shares repurchase	24	-	-	(3,144,943)
Proceeds from notes payable	31	-	675,000	-
Repayment of notes payable	31	(675,000)	-	-
Proceeds from convertible bond, net of expenses	32	24,272,539	-	-
Proceeds from third-party loan		-	-	10,000,000
Repayment of third-party loan		-	-	(10,000,000)
Dividend Paid	28	-	-	(20,000,000)
Discontinued operations	37	-	-	27,949,691
Net cash generated from financing activities		72,686,042	28,019,775	1,943,743
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		51,658,248	266,413	(5,377,892)
Cash and cash equivalents at the beginning of the period		988,836	740,061	6,111,657
Effect of foreign exchange rate changes		(528,587)	(17,638)	6,296
CASH AND CASH EQUIVALENTS AT 31 MARCH		52,118,497	988,836	740,061

14

Non-cash investing and financing activities

Non-cash investing and financing activities for the year ended 31 March 2021, as disclosed in the notes, are:

●	Acquisition of intangible assets through the issuance of Diginex HK shares valued at $600,056 (note 12)
●	Addition to right-of-use assets and lease liabilities of $406,333 (notes 14 and 29)
●	Settlement of loans from shareholders of $722,306 via issuance of shares in Diginex HK (note 20.6)
●	Settlement of loans from shareholders of $100,000 via issuance of a convertible bond (note 20.6)
●	Settlement of deferred compensation from the salary deferral scheme of $485,000 via issuance of convertible bonds (note 32)
●	Conversion of convertible bonds and accrued interest into shares in Diginex HK of $25,436,232 (note 24)
●	Issue of earn-out shares of 3,030,000 from the earn-out share based payment reserve of $7,241,700 (note 25)
●	Accrual of transaction costs of $495,000 payable to a service provider associated with the private placement (note 26.2)

Non-cash investing and financing activities for the year ended 31 March 2020, as disclosed in the notes, are:

●	Loan novation of $4,323,530 from a loan receivable to an amount due from an associate (notes 15 and 19)
●	Acquisition of intangible assets amounting to $5,400,043 through the issuance of Diginex HK shares (note 12), and
●	Outstanding payable of $75,000 on acquisition of remaining interest in Bletchley Park Asset Management Jersey Limited (note 36).

Non-cash investing and financing activities during the year ended 31 March 2019, are:

●	Adoption of SFRS(I) 16, Leases, resulting in the recognition of right-of-use assets and lease liabilities of $5,768,624,
●	Diginex HK shares repurchased through allocation of Madison Group Holdings Limited stock which Diginex HK took ownership of as consideration of the partial divestment of DHPC valued at $3,474,520, and
●	Purchase of DHPC property, plant and equipment through financing (discontinued operations) $25,549,556.

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

15

DIGINEX LIMITED

Non-CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 March 2021

		At 31 March	At 31 March
		2021	2020
	Notes	USD	USD
ASSETS
Non-current assets
Investment in subsidiaries	35	277,675,480	1

Total non-current assets		277,675,480	1

Current assets
Prepayment, deposits and other receivables	18	192,479	2,193
Amount due from a shareholder	38	1	1
Amounts due from subsidiaries	38	21,886,063	-
Cash and cash equivalents		51,271,019	-

Total current assets		73,349,562	2,194

TOTAL ASSETS		351,025,042	2,195

EQUITY AND LIABILITIES
EQUITY
Equity attributable to owners of the Company
Share capital (a)		314,253,626	1
Share-based payment reserve	25	44,614,503	-
Accumulated losses		(14,953,265)	(15,127)
Total equity		343,914,864	(15,126)

LIABILITIES

Current liabilities
Other payables and accruals	30	768,418	11,000
Amounts due to subsidiaries	38	1,144,559	6,321
Warrant liability	26	5,197,201	-

Total current liabilities		7,110,178	17,321

Total liabilities		7,110,178	17,321

TOTAL EQUITY AND LIABILITIES		351,025,042	2,195

Note a – Share capital in the non-consolidated statement of financial position is greater than the share capital in the consolidated statement of financial position as a result of the deemed reverse acquisition method of accounting. The share capital in the consolidated statement of financial position includes $1,620,176 of capitalized expenses related to the raise of capital within Diginex HK. Capital raise expenses are not deemed as part of legal share capital of the Company and remain in equity as part of the continuation of the accounting acquirer, Diginex HK. See note 2.5 for details for deemed reverse acquisition accounting policy.

16

DIGINEX LIMITED

Non-CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the financial year ended 31 March 2021

	Share capital	Warrants	Share-based payment reserve	Accumulated losses	Total
	USD	USD	USD	USD	USD
At 1 April 2019	-	-	-	-	-
Shares issued	1	-	-	-	1
Total loss for the year	-	-	-	(15,127)	(15,127)
At 31 March 2020	1	-	-	(15,127)	(15,126)

At 1 April 2020	1	-	-	(15,127)	(15,126)
Shares issued to acquire a subsidiary	269,351,332	-	-	-	269,351,332
Warrants issued	-	8,324,147	-	-	8,324,147
Shares issued for warrants exercised	17,031,098	(8,324,147)	-	8,291,644	16,998,595
Shares issued for cash	21,980,647	-	-	-	21,980,647
Expenses related to raise of capital	(1,636,312)	-	-	-	(1,636,312)
Shares issued for services	285,160	-	-	-	285,160
Equity settled share-based payment – share awards and share options	-	-	19,707,903	-	19,707,903
Equity-settled share-based payment – Earn-out awards	-	-	32,148,300	-	32,148,300
Earn-out shares issued	7,241,700	-	(7,241,700)	-	-
Total loss for the period	-	-	-	(23,229,782)	(23,229,782)
At 31 March 2021	314,253,626	-	44,614,503	(14,953,265)	343,914,864

17

DIGINEX LIMITED

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2021

1 ACTIVITIES

Diginex Limited (the “Company” or “Eqonex”) was incorporated on 1 October 2019 and domiciled in Singapore with its registered office and principal place of business located at 1 Robinson Road #18-00 AIA Tower Singapore 048542.

The Company is an investment holding company listed on Nasdaq (EQOS). The Company has various subsidiaries that are incorporated in Hong Kong, People’s Republic of China (“PRC”), Singapore, Switzerland, Republic of Korea, Germany, Jersey, United Kingdom, British Virgin Islands, Vietnam, Luxembourg, and Republic of Seychelles (“collectively, the Group”).

The Group is a digital asset financial services and advisory company focused on delivering innovative products, architecture, and infrastructure to foster the mainstream adoption of the digital asset class. The Group encompasses a cryptocurrency exchange, EQONEX (“the Exchange” or “EQONEX”, formerly branded as EQUOS), an over-the-counter (“OTC”) trading operation, a front-to-back integrated trading platform Access Trading (“Access Trading”), risk management desk, a capital markets business, a warm and cold custody platform (“Digivault”) and an asset management business, Bletchley Park Asset Management (“BPAM”).

Business activities during the year:

Exchange

The Exchange offers the trading of cryptocurrencies, their respective derivatives and, in the future, digital securities 24 hours a day, 365 days a year. The Exchange began operations in the second quarter of 2020 and is operational in Singapore, operating under the brand name EQONEX since June 2021 (formerly EQUOS). The Exchange is operating under an exemption to the Payment and Services Act which was granted by the Monetary Authority of Singapore (“MAS”) in May 2020. The exemption will remain in effect until MAS decides on the license application. The Exchange currently facilities the trading of products in Bitcoin (“BTC”), Ether (“ETH”), Bitcoin Cash (“BCH”), USD Coin (“USDC”), Tether (“USDT”) and EQONEX’s own utility token known as EQO. EQONEX intends to add additional coins to those listed above as well as expand the product offering from spot and perpetual futures to include, for example, options.

On 8 April 2021, the Group launched EQO. EQO is a utility token which upon launch gives the holder a reduction in trading fees once they meet specific number of tokens held. In total 21 million EQO will be airdropped to users of the EQONEX based on a mixed weighting between fee paying trading volume and number of EQO held over a period of two years, with a declining number of EQO over time. Initially the weighting is more in the favor of trading volume and in time the weighting swings towards holding of EQO.

Trading

The trading business comprises of an OTC offering, a digital asset trading tool, known as Access Trading, and a risk management desk. Access Trading was integrated with Itiviti’s T-Bricks risk management platform in February 2021 to enhance the product by including an order, execution and portfolio management solution.

During the year, the business has commenced to on-board clients to Access Trading from July 2020.

The risk management desk manages liquidation trades on behalf of the Exchange.

18

Capital Markets

The Capital Markets Business is being developed to assist issuers seeking to access global capital markets through the issuance of Digital Securities. To this end, the Capital Markets Business will advise, issue and distribute offerings of digital securities from its clients to investors. The business operates as an Appointed Representative of Starmark Investment Management Limited (“Starmark”), which is authorized and regulated by the UK Financial Conduct Authority (“FCA”).

Custody

Digivault, offers an institutionally focused, highly secure digital asset custodian. In May 2021, Digivault received approval from the UK Financial Conduct Authority (“FCA”) to register as a custodian wallet provider under the Money Laundering, Terrorist Financing and Transfer of Funds (Information of the Payer) Regulations 2017 (MLR 2017), as amended by the Money Laundering and Terrorist Financing (Amendment) Regulations 2019. Digivault developed and launched a cold storage solution, known as Kelvin (“Kelvin”), and a warm storage solution, known as Helios (“Helios”), for digital assets and targets primarily institutional clients whilst providing the main custody solution for the Exchange. Eqonex owns 85% of Digivault, with the remaining 15% held by key management of Digivault.

Currently, Digivault stores BTC, ETH, USDC, USDT and EQO but can support BTC, ETH, USDC, USDT, EQO, LINK, PAX, TUSD, GRT, MATIC, WOO and CHZ. Support for DOT and BCH is currently under development.

Asset Management

The Asset Management business provides digital asset investment solutions for institutional and professional investors. Since the final quarter of 2020 the business has been managed from Switzerland in order to be more geographically aligned with key staff and operates in compliance with the regulatory framework of the Organisme de Surveillance des Instituts Financiers (“OSIF”). Prior to relocation, the business was managed from Hong Kong where Eqonex continues to retain its Securities & Futures Commission of Hong Kong (“SFC”) type 4 and type 9 licenses. Eqonex opened its first fund of hedge funds, consisting of a selection of digital asset hedge funds, in November 2019. The fund’s aim is to generate positive returns irrespective of the underlying market environment by ensuring that the fund is exposed to a diverse range of alpha focused investment strategies utilized by various managers.

Corporate activities during the year:

On 30 September 2020, the Company completed a share swap transaction (“Transaction”) with 8i Enterprises Acquisition Corp (“8i Enterprises”), a company incorporated in the British Virgin Islands and Diginex Limited (“Diginex HK”), a company incorporated in Hong Kong. Prior to the Transaction, Diginex HK was the parent of the Diginex group of companies (“Diginex HK group”). 8i Enterprises was a blank check company listed on Nasdaq, also referred to as a Special Purpose Acquisition Company (“SPAC”). The SPAC was formed for the sole purpose of entering into a share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. The Transaction resulted in the Company becoming the ultimate parent holding company of 8i Enterprises and Diginex HK (together with its subsidiaries) and listed on Nasdaq under the ticker code EQOS. Diginex HK became a subsidiary of 8i Enterprises. Prior to the Transaction, the Company had issued one founding share and as part of the Transaction, the Company issued 31,688,392 new shares and 6,212,050 warrants. 25,000,000 of the new shares were issued to former shareholders of Diginex HK with the balance being issued to former shareholders of 8i Enterprises and service providers that aided the completion of the Transaction. The warrants were issued to former shareholders and warrant holders of 8i Enterprises.

Prior to the transaction, 8i shareholders held 5,750,000 shares which they could redeem or swap for shares in the Company. Holders of 2,326,375 8i shares swapped them for shares of the Company which resulted in a cash injection for the Company of $20,964,721 after payments to the transaction service providers. The balance of shares was redeemed and $35,263,363 returned to those shareholders on the 2 October 2020. Both transfers of monies were paid from an 8i Enterprises trust account which had a zero balance after both payments were made.

19

Under the terms of the Transaction, the Company was also required to issue 12,000,000 earn-out shares in four equal tranches to the former shareholders of Diginex HK if certain share price milestones are met over a four-year period starting 30 September 2020. Upon reaching the earn-out milestones, a service provider to the Transaction is also entitled to receive the equivalent of 1% of the earn-out shares issued. During the year ended 31 March 2021, the first tranche of the share price milestones was achieved and 3,030,000 Company shares were issued. See note 25 for details.

Furthermore, as part of the Transaction, 5,600,000 employee share options were granted to replace the legacy employee share option scheme of Diginex HK.

Due to the structure of the above Transaction, these consolidated financial statements are considered as a continuation of the Diginex HK group, with a recapitalization of equity post the Transaction in accordance with the accounting policy set out in note 2. Accordingly, the 31 March 2020 and 31 March 2019 comparative consolidated financial statements reflect the financial performance and position of the Diginex HK group assuming it had been recapitalized under the terms of the Transaction. The total shareholders equity and reserves remain the same, with a reverse acquisition reserve utilized to offset the increase in share capital.

These consolidated financial statements are presented in US dollars (USD), which is the same as the functional currency of the Company.

These consolidated financial statements for year ended 31 March 2021 were authorized for issue by the Board of Directors on 29 June 2021. The Company’s board of directors has the power to amend the consolidated financial statements after issue.

1.1 Summary of significant transactions

During the year ended 31 March 2021, the Group entered into the following transactions that significantly affected the financial position and performance of the Group:

●	On 30 September 2020, the Company completed the Transaction with 8i Enterprises and Diginex HK which led to the issuance of 31,688,392 shares (the Company had previously issued one founding share). Given the structure of the Transaction it is deemed that Diginex HK, from an accounting perspective, was the accounting acquirer with the previously consolidated Diginex HK results being recapitalized to reflect the shares issued to the former Diginex HK shareholders in relation to the Transaction, see note 24.
●	6,212,050 public warrants were issued by the Company to replace the outstanding warrants of 8i Enterprises. The warrants had a fair value of $8,324,147 recorded as equity instruments issued, see note 26. 2,961,935 warrants were exercised at the warrant price of $11.50 per share during the year ended 31 March 2021 resulting in the issuance of 1,480,965 Company shares and a cash injection of $17,031,098. The remaining 3,250,115 shares were redeemed by the company at a price of $0.01, totaling $32,501 cash paid out based on the terms of the public warrants.
●	The Transaction resulted in a $43,995,869 non-cash Transaction expense under SFRS(I) 2 as described in notes 6 and 36.
●	Under the terms of the Transaction, the Company was also required to issue 12,000,000 earn-out shares in four equal tranches to the former shareholders of Diginex HK if certain share price milestones are met over a four-year period starting 30 September 2020. Upon reaching the earn-out milestones, a service provider to the Transaction is also entitled to receive the equivalent of 1% of the earn-out shares issued. These shares have a grant date fair value of $32,148,300 and were recognized on 30 September 2020 as a share-based payment reserve and an expense to the consolidated statement of profit or loss under SFRS(I) 2, see note 25. Subsequently on 27 January 2021 the first earn-out milestone was achieved and 3,030,000 Company shares were issued and $7,241,700 of the share-based payment reserve was reclassified as share capital.
●	On 30 September 2020, the employee share option scheme under Diginex HK was replaced by a new scheme under the Company upon completion of the Transaction. The new scheme has a different vesting period than the former Diginex HK scheme which resulted in an acceleration of employee benefit expenses of $1,315,248 (note 25). This is in addition to the on-going expense related to the employee share option scheme of $26,942,783, see note 25.
●	Total capitalization of software developed amounted to $5,252,943 in relation to the continued build out of the Exchange and Digivault, see note 12.
●	The shareholder loan which amounted to $10,711,563 as at 31 March 2020 was fully settled by a mix of cash, conversion to shares, investment into a convertible bond, and as consideration for the sale of the Solutions Business, see note 20.6.
●	The issuance of share capital in Diginex HK, prior to the Transaction, for cash and non-cash consideration, net of capital raise expenses of $27,703,634 (see note 24) included the conversion of $25,000,000 convertible bonds and the associated finance costs of $436,232 into shares. The convertible bonds were issued in May 2020 and converted into Diginex HK shares prior to the Transaction, see note 32.
●	The Company completed a private placement on 15 January 2021 and raised funds of $38,575,035 by issuance of 2,571,669 ordinary shares and 2,571,669 private warrants. In raising the funds $2,376,652 was paid to service providers resulting in net cash inflow of $36,198,383. In addition, costs of $495,000 related to the raise have been accrued but yet to be paid. The private warrants are classified as financial liabilities which are measured at fair value through profit or loss. On the issuance date the fair value of the private warrants was $16,594,388 and on 31 March 2021 the private warrants had a fair value of $5,197,201 causing a fair value gain of $11,397,187 (see note 26).
●	The sale of the Solutions Business to Rhino Ventures Limited, a related party, in May 2020 resulted in a recognized gain on sale of $5,073,595, see note 37.

20

2 BASIS OF PREPARATION

These consolidated financial statements for the years ended 31 March 2021, 2020, and 2019 have been prepared in accordance with the provisions of the Singapore Companies Act (the “Act”) and Singapore Financial Reporting Standards (International) (“SFRS(I)s”) issued by the Accounting Standards Council (“ASC”) which are simultaneously compliant with the International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements are prepared on a going concern basis and correspond to the classification provisions contained in SFRS(I) 1-1, “Presentation of Financial Statements”. Accounting policies have been applied consistently to all periods presented in these consolidated financial statements. The consolidated financial statements comprise of the statement of financial position as of 31 March 2021 with comparative statement of financial position as on 31 March 2020 and 31 March 2019; the statement of profit or loss, the statement of comprehensive (loss) income, the statement of changes in equity, and the statement of cash flows for the year ended 31 March 2021 with comparatives for the year ended 31 March 2020 and 31 March 2019.

The Group has prepared its subsidiaries’ financial statements in accordance with the recognition, measurement and disclosure principles of SFRS(I) as issued and published by the ASC. The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments, which are measured at fair value.

2.1 Adoption of SFRS(I)

The Group has adopted a new financial reporting framework, SFRS(I) on 1 April 2020. SFRS(I)s comprise standards and interpretations that are equivalent to IFRSs. An entity that complies with SFRS(I)s can also elect to simultaneously include an explicit and unreserved statement of compliance with IFRS. The Group has elected to assert dual compliance with both SFRS(I)s and IFRSs with effect from annual periods beginning on or after 1 January 2018. All references to SFRS(I)s and IFRSs are referred collectively as SFRS(I)s in these financial statements, unless specified otherwise. The financial statements for the financial year ended 31 March 2021 are the first set of annual financial statements the Group prepared in accordance with SFRS(I)s. The Group’s previously issued financial statements for the period ended 31 March 2020 were prepared in accordance with Financial Reporting Standards in Singapore (FRS).  However, as a result of the deemed reverse acquisition disclosed in Note 2.5 to the financial statements, the consolidated financial statements are considered as a continuation of the Diginex HK group whose previously issued financial statements for periods up to and including the financial year ended 31 March 2020 were prepared in accordance with IFRS.  Accordingly, the Group does not have any adjustments to the opening balances as at 1 April 2019 except for those relating to the deemed reverse acquisition.

The Company’s date of transition to SFRS(I) is 1 October 2019 which is also its date of incorporation. Accordingly, the statements of financial position for the Company level are presented only for two years, 2021 and 2020.

There were no material impact to the Company’s balances on adoption of SFRS(I). Accordingly, the Company does not have any adjustments to the opening balances as at 1 April 2020.

2.2 Changes in accounting policies and disclosures

New SFRS(I) standards adopted during the year

The accounting policies adopted in the preparation of the consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended 31 March 2020 except for the adoption of the new standards and interpretations noted below:

●	Amendments to SFRS(I) 16: COVID19 Related Rent Concessions (effective for fiscal periods beginning on or after 1 June 2020)
●	Amendments to SFRS(I) 9, SFRS(I) 1-39 and SFRS(I) 7: Interest Rate Benchmark Reform – Phase 1 (effective for fiscal periods beginning on or after 1 January 2020)

The application of these amendments did not have a material impact on the consolidated financial statements of the Group.

21

2.3 Future changes in accounting policies – standards issued but not yet effective

Standards issued but not yet effective up to the date of issuance of the Group’s consolidated financial statements are listed below. The Group intends to adopt these standards when they become effective.

●	SFRS(I) 17: Insurance Contracts (effective for fiscal periods beginning on or after 1 January 2023)

●	Amendments to SFRS(I) 10 and SFRS(I) 1-28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (effective date is deferred indefinitely)

●	Amendments to SFRS(I) 1-1: “Classification of Liabilities as Current or Non-current” and “Presentation of Financial Statements” (effective for fiscal periods beginning on or after 1 January 2023)

●	Amendments to SFRS(I) 1-16: “Property, Plant and Equipment – Proceeds before Intended Use” (effective for fiscal periods beginning on or after 1 January 2022)

●	Amendments to SFRS(I) 3: “Reference to the Conceptual Framework (effective for fiscal periods beginning on or after 1 January 2022)

●	Amendments to SFRS(I) 1-37: “Onerous Contracts – Cost of Fulfilling a Contract” (effective for fiscal periods beginning on or after 1 January 2022)

●	Annual Improvements to SFRS(I) 2018–2020 (effective for fiscal periods beginning on or after 1 January 2022)

●	Amendments to SFRS(I) 9, SFRS(I) 1-39, SFRS(I) 7 and SFRS(I) 16: Interest Rate Benchmark Reform – Phase 2 (effective for fiscal periods beginning on or after 1 January 2021)

●	Definition of Accounting Estimates – Amendments to SFRS(I) 1-8

●	Disclosure of Accounting Policies – Amendments to SFRS(I) 1-1 and SFRS(I) Practice Statement 2

Management is currently assessing the impact of these standards and does not anticipate that the adoption of these standards will have a material impact on the Group’s consolidated financial statements.

22

2.4 Significant accounting estimates and judgements

The preparation of the Group’s consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the reporting date. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability affected in the future.

Estimation and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial period, are discussed below:

Useful lives of intangible assets

The Group’s management determines the estimated useful lives of its intangible assets for calculating amortization. This estimate is determined after considering the expected usage of the asset and the impact of expected residual value. Management reviews the useful lives annually and the future amortization charge would be adjusted where management believes that the useful lives differ from previous estimates.

Impairment of intangible assets

At each reporting date, the Group reviews the carrying amounts of its intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest cash-generating units for which a reasonable and consistent allocation basis can be identified.

Useful lives of property, plant and equipment

The Group’s management determines the estimated useful lives of its property, plant and equipment for calculating depreciation. This estimate is determined after considering the expected usage of the asset or physical wear and tear and the impact of expected residual value. Management reviews the useful lives annually and the future depreciation charge would be adjusted where management believes that the useful lives differ from previous estimates.

Impairment of property, plant and equipment

At each reporting date, the Group reviews the carrying amounts of its property, plant and equipment to determine whether there is any indication that the residual value of those assets is less than the carrying amount. If any such indication exists, an impairment assessment is performed to determine the residual value and the associated impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the residual value of the cash generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest cash-generating units for which a reasonable and consistent allocation basis can be identified.

23

Discount rate used for initial measurement of lease liability

The Group, as a lessee, measures the lease liability at the present value of the unpaid lease payments at the commencement date. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined. If that rate cannot be readily determined, the Group on initial recognition of the lease uses its incremental borrowing rate. Incremental borrowing rate is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use assets in similar economic environment.

Income taxes

The Group is subject to income taxes in several jurisdictions. Significant estimates are required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Impairment of goodwill

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The impairment test is performed by comparing carrying amount and the recoverable amounts of assets. The recoverable amount of goodwill is determined from the higher of fair value less costs of disposal and value in use calculation. If the recoverable amount declines below the carrying amount, impairment losses are recognized. The recoverable amount under value in use calculation is mainly calculated based on the discounted cash flow model. Certain assumptions are made for the discount rates, the growth rates, revenues from customers and operating costs.

Impairment of financial assets

The measurement of impairment losses under SFRS(I) 9, Financial Instruments, across all financial assets measured at amortized cost requires judgement, in particular, the estimation of the amount and timing of future cash flows when determining impairment losses and the assessment of a significant increase in credit risk. These estimates are driven by a number of factors, changes in which can result in different levels of allowances.

At each reporting date, the Group assesses whether there has been a significant increase in credit risk for exposures since initial recognition by comparing the risk of default occurring over the expected life between the reporting date and the date of initial recognition. The Group considers reasonable and supportable information that is relevant and available without undue cost or effort for this purpose. This includes quantitative and qualitative information and also forward-looking analysis.

Impairment of loans receivables

The Group uses the simplified approach under SFRS(I) 9 to assess impairment of loans receivables and calculates Expected Credit Losses (ECLs) based on lifetime expected credit losses. The Group calculates the ECL based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, and an assessment of both the current and forecast general economic conditions at the end of reporting period. Where the estimation is different from the original estimate, such difference will affect the carrying amounts of loan receivables and thus the impairment loss in the period in which such estimate is changed. The Group keeps assessing the expected credit loss of loan receivables during their expected lives.

Revenue from transaction verification service (discontinued operations)

The Group generated revenue by providing computer processing activities for digital assets generation and transaction processing services. The Group received consideration for providing these services in the form of digital assets, namely ETH.

The Group has determined that the substance of its transaction verification services activities is classified as a service provision under the scope of SFRS(I) 15 Revenue from Contracts with Customers notwithstanding that there is no contractual arrangement under which it provides such services as the services are provided instead through open source software being the blockchain protocol. Furthermore, the Group is unable to determine in advance the consideration that it will receive, if any, for the services that it provides and, therefore, the Group is unable to estimate reliably the outcome of its activities in advance of actual receipt of consideration in the form of digital assets. Because of the uncertainty over both the timing and amount of the consideration that the Group will receive for undertaking transaction verification services activities, management has determined that revenue should only be recognized on actual receipt of digital assets as consideration for services provided.

24

Digital assets received for transaction verification services activities are, therefore, recognized as revenue at fair value on the day of receipt in a private digital asset wallet controlled by the Group. The fair value of digital assets received is determined in accordance with the Group’s accounting policy; digital assets received are recognized immediately as digital assets inventory.

Share-based payment expenses – employee share options

The fair value of the share options granted to the directors, employees and contractors determined at the date of grant of the respective share options is expensed over the vesting period, with a corresponding adjustment to the Group’s share-based payment reserve. In assessing the fair value of the share options, a binomial model was used to calculate the fair value of the share options. The option pricing model requires the input of subjective assumptions, including the volatility of its own ordinary shares and the expected life of options. Any changes in these assumptions can significantly affect the estimate of the fair value of the share options.

Share-based payment expenses – earn-out awards

The Transaction between the Company, 8i Enterprises and Diginex HK had an earn-out provision where former Diginex HK shareholders will receive up to 12,000,000 additional shares in the Company if share price related milestones are achieved over a 4-year period from 30 September 2020 post Transaction. Upon reaching the earn-out milestones, a service provider to the Transaction is also entitled to receive the equivalent of 1% of the earn-out shares issued. Earn-out awards are accounted for under SFRS(I) 2 as equity-settled awards with non-vesting conditions.

The fair value of the earn-out awards is based on a Monte Carlo simulation analysis utilizing a Geometric Brownian Motion taking assumptions on share price volatility, risk-free rate and other market data to predict distribution of relative share performance.

The share price volatility assumption used in the model is based on publicly listed traditional financial exchanges (due to the lack of publicly listed digital asset exchanges) and other related companies, and a 6-months BTC option volatility. The 6-months BTC option volatility being included to reflect the exposure to digital assets which would not be a feature of the traditional exchanges and other related companies selected as a comparable within the model.

Private warrants

The private warrants are recorded as financial liabilities on the consolidated statement of financial position and are remeasured on each reporting date. In assessing the fair value of the private warrants, a binomial model was used to calculate the fair value of the private warrants since they are not publicly traded. The model requires the input of subjective assumptions, including the volatility of its own ordinary shares and the expected life of the warrants. Any changes in these assumptions can significantly affect the estimate of the fair value of the warrants.

Judgements

In the process of applying the Group’s accounting policies, management has made the following judgements which have the most significant effect on the amounts recognized in the consolidated financial statements:

Functional currency

The Group’s operating costs, borrowing, revenue contracts and investments are primarily in USD, and are expected to remain principally denominated in USD in the future. Management has determined USD as the Group’s functional currency and presented the consolidated financial statements in USD to meet the requirements of users.

25

Intangible assets

The Group classifies acquired and capitalized software development costs as intangible assets. Under SFRS(I) 1-38 the Group has elected to measure intangibles at cost rather than a revalued amount.

Digital Assets

The Group holds digital assets which are also referred to as cryptocurrencies. There is no specific accounting standard that applies to all digital assets and accordingly judgement is applied based on the terms and structure of each individual cryptocurrency in determining the most relevant accounting standards to adopt. The Group assessed that the cryptocurrencies currently owned (primarily BTC and ETH), unless specifically stated otherwise, are most appropriately accounted for as intangible assets in accordance with SFRS(I) 1-38 on the basis that they do not meet the definition of financial assets and are assets with no tangible form. Under SFRS(I) 1-38 the Group has elected to measure digital assets at a revalued amount on the basis that an active secondary market exists for the assets.

USD Coin (“USDC”)

USDC is a type of digital asset which the Group holds to meet certain working capital requirements. The Group classifies USDC as a financial asset in accordance with SFRS(I) 9 on the basis that one USDC can be redeemed for one US dollar from an issuer, which is unlike other digital assets held, as noted above.

Client assets and liabilities

Clients deposit fiat, digital assets and USDC with the Group for trading purposes on the Exchange, and for OTC trading.

For fiat, the Group recognizes client assets and equal and opposite client liabilities on its consolidated statement of financial position in relation to fiat in accordance with SFRS(I) 9 D.1.1.

For USDC and digital assets, there is no specific accounting guidance on recognition for these assets held on behalf of others. As such, the Group refers to para 4.3 and 4.4 of the conceptual framework for the definition of an asset. An asset is a resource controlled by the entity as a result of past events and from which future economic benefits are expected to flow to the entity. On the basis that the USDC and digital assets deposited by clients are held in omnibus wallets offered by digital asset custodians under the relevant Group company’s name, the company has ultimate control over the wallets. Therefore, with control over the wallets, an asset and a corresponding liability is recognized.

EQO token

The EQO white paper was published on 15 March 2021 and the token was launched on 8 April 2021 when a number of tokens were airdropped to eligible recipients. Holders of EQO may initially benefit from Exchange fee reductions and staking rewards. Fee paying price takers on EQONEX during the period 16 March 2021 to 7 April 2021 were entitled to an allocation of EQO on 8 April 2021. Post 8 April 2021, EQO was and will be airdropped daily based on a formula weighted between price taking volume and the number of EQO tokens staked on EQONEX by eligible users.

EQO is a utility token and was not issued for cash consideration but instead used as a tool to incentivize activity on EQONEX whilst providing value to the recipient. The holding of EQO by clients does create a liability for the EQONEX as clients can, post April 8, 2021, receive benefits such as reduced trading fees. However, management estimates the impact from 16 March 2021 to 31 March 2021 to be immaterial.

Property, plant and equipment

The Group has acquired and capitalized property, plant and equipment as fixed assets. Under SFRS(I) 1-16 the Group has elected to measure such assets at cost rather than a revalued amount.

26

Lease commitments - Group as a lessee

The Group has entered into several rental agreements. The Group has determined these agreements to be leases in accordance with SFRS(I) 16, Leases, and accounts for these agreements as such. The Group has also elected simplified accounting for short-term leases of 12 months or less and an expense is recognized in the period of the lease on a straight-line basis.

Financial instruments

In the process of classifying a financial instrument, management has made various judgments. Judgment is needed to determine whether a financial instrument, or its component parts, on initial recognition is classified as a financial liability, a financial asset or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability, a financial asset and an equity instrument. In making its judgment, management considered the detailed criteria and related guidance for the classification of financial instruments as set out in SFRS(I) 9, in particular, whether the instrument includes a contractual obligation to deliver cash or another financial asset to another entity.

Public warrants

Public warrants are classified as equity instruments under SFRS(I) 1-32 on the basis that the public warrants do not create an obligation for the Company to pay cash to the warrant holders since the warrant holders cannot put the warrants to the Company, and a fixed number of shares are to be issued based on a fixed warrant price. Permitted adjustments to the warrant price and the number of shares are anti-dilutive and therefore preservative in nature to maintain the relative economic interest of the holder and the issuer, which does not breach the fixed-for-fixed principle of SFRS(I) 1-32 para 16.

Private warrants

Private warrants are classified as financial liabilities under SFRS(I) 1-32 para 25 on the basis that there is a contingent settlement provision outside the control of the Company in a change of control event when the holder may demand the Company to pay cash.

Deemed reverse acquisition

On 30 September 2020, the Company entered into the Transaction with 8i Enterprises and Diginex HK that resulted in the issuance of shares and warrants to the shareholders of 8i Enterprises, Diginex HK and service providers. Following the issuance, the Company became the ultimate parent holding company of 8i Enterprises and Diginex HK (together with its subsidiaries) and listed on Nasdaq.

Under SFRS(I) 3, neither 8i Enterprises nor the Company met the definition of a business and therefore the Transaction is not defined as a business combination. Although Diginex HK is considered a business under SFRS(I) 3, a business combination requires the combination of businesses and hence requires more than one business in the transaction to fall within the scope of the standard. In accordance with SFRS(I) 1-8 paragraph 10, in the absence of an SFRS(I) that specifically applies to such a transaction, management should apply judgement in developing and applying an accounting policy that results in consolidated financial statements that are presented in a way that reflects the economic substance of the transaction.

Management has concluded that the Transaction would be more accurately represented as a deemed reverse acquisition of 8i Enterprises and the Company by Diginex HK, together with a recapitalization of the Group’s share capital. The outcome of such judgement being that the results of Diginex HK, subject to an adjustment to equity to reflect the issuance of shares by the Company on completion of the Transaction, have been consolidated on the basis that Diginex HK is the accounting acquirer and hence the historical results of Diginex HK continue to be consolidated on an on-going basis. The excess between the fair value of the shares and equity instruments issued and the net assets acquired is treated as an expense under SFRS(I) 2. Details of the accounting policy applied is summarized in note 2.5.

27

Share-based payments – replacement of employee share option scheme

On 30 September 2020, the Group replaced the employee share option scheme issued by Diginex HK with the establishment of a plan with modified terms issued by the Company upon completion of the Transaction. Under SFRS(I) 2, the Group considered this as a replacement and modification of the Diginex HK scheme (see note 25).

Related party transactions

The Group has entered into transactions with a person or entity that is considered related to the Group under SFRS(I) 1-24, which require separate disclosure. A person or entity is considered a related party if classifications are met under the definition set out in note 2.5. There are many related party transactions that require judgment by management that have been disclosed in note 20.

Related party transaction – sale of Solutions Business

The SFRS(I) conceptual framework of accounting defines income as an increase in assets or decrease in liabilities that results in increases in equity, other than those relating to contributions from equity holders. When a transaction is entered into with a related party, judgement is required in determining whether the accounting gain represents income or a capital contribution. The accounting treatment is determined by considering if the related party was acting in their capacity as a related party or a normal counterparty for the particular transaction.

In May 2020, the Group sold the Solutions Business to Rhino Ventures Limited, an entity controlled by Miles Pelham, the founder of Diginex HK. The transaction resulting in income being recorded in the consolidated statement of profit or loss on the basis that Rhino Ventures Limited was acting as a normal counterparty and purchased the Solutions Business at fair market value, as determined by the following:

1)	The Solutions Business was offered to other parties to acquire, not only to Rhino Ventures Limited. A less favorable tentative offer was received from a third party to that offered by Rhino Ventures Limited.
2)	Management believes the consideration paid is fair and reasonable. In making that judgement, management considered that certain inputs of the internally created valuation model were reviewed by an independent third party.
3)	Shareholders voted to approve the sale of the Solutions Business to Rhino Ventures Limited.

Management believes that these attributes support that Rhino Ventures Limited purchased the Solutions Business at fair market value, therefore the gain on sale of the Solutions Business is reflected in profit from discounted operations in the consolidated statement of profit or loss.

Segmental reporting

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (the “CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Group’s executive committee is considered the Group’s CODM. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. While the Group has revenue from multiple products and geographies, the statement of financial position and cashflow of the Group is considered by the CODM on a consolidated basis, so discrete financial information is not available for each such component. As such, the Group has determined that it operates as one operating segment and one reportable segment. The Group will continue to assess the operating segments reviewed by the CODM and the associated reportable segments per SFRS(I) 1-8.

Reclassifications

Certain reclassifications have been made to prior year consolidated financial statements to conform to the current year presentation to present the discontinued operations following the sale of the Solutions Business, the recapitalization of the Group on a comparable basis following the Transaction, the alignment of unlisted investment to be reported as financial assets held at fair value through profit or loss in accordance with SFRS(I) 9, the distinction of USDC from other digital assets, and the presentation of General and Administrative expenses by categorization to enhance reader understandability. The reclassification had no impact on previously reported loss for the year nor accumulated losses.

28

2.5 Summary of significant accounting policies

Principles of consolidation and equity accounting

Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group except for common control business combinations.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, consolidated statement of comprehensive (loss) income, consolidated statement of changes in equity and consolidated statement of financial position respectively.

Associates

Associates are entities over which the Group has significant influence but not control or joint control. Investments in associates are accounted for using the equity method of accounting, after initially being recognized at cost.

Equity method accounting

Under the equity method of accounting, the investments are initially recognized at cost. A notional ‘purchase price allocation’ is carried out to recognize any necessary fair value adjustments. Thereafter the Group recognize its share of the post-acquisition profits or losses of the investee in profit or loss, with an adjustment to the carrying value of the investment. The Group also recognizes its share of movements in other comprehensive income of the investee in its other comprehensive income. Dividends received or receivable from associates and joint ventures are recognized as a reduction in the carrying amount of the investment.

When the Group’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity.

Unrealized gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Accounting policies of equity-accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

The carrying amount of equity-accounted investments is tested for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable.

29

Changes in ownership interests

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of the Company.

When the Group ceases to consolidate or equity account for an investment because of a loss of control, joint control or significant influence, any retained interest in the entity is re-measured to its fair value with the change in carrying amount recognized in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss or transferred to another category of equity as specified/permitted by applicable SFRS(I)s.

If the ownership interest in a joint venture or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income are reclassified to profit or loss where appropriate.

Business combinations

The acquisition method of accounting is used to account for all business combinations other than common control business combination, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the:

●	fair values of the assets transferred;
●	liabilities incurred to the former owners of the acquired business;
●	fair value of equity interests issued by the Group; and
●	fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. Acquisition related costs are expensed as incurred.

The excess of the consideration transferred, amount of any non-controlling interest in the acquired entity, and acquisition-date fair value of any previous equity interest in the acquired entity, over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as a bargain purchase.

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently re-measured to fair value with changes in fair value recognized in profit or loss.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date. Any gains or losses arising from such re-measurement are recognized in profit or loss.

30

Deemed reverse acquisition

The acquisition method of accounting is used to account for all deemed reverse acquisitions where in substance, there is an operating company acquired by a shell company where the shareholders of the operating company obtain control of the shell company.

For the Transaction, Diginex HK is the operating company while both the Company and 8i Enterprises are considered as shell companies.

Identifying the accounting acquirer/accounting acquiree:

The Company is considered as the legal acquirer and the accounting acquiree. Control is obtained by Diginex HK shareholders as the Company issued 25,000,000 shares which allowed Diginex HK shareholders to hold the majority of issued share capital and voting rights.

Determining the deemed consideration transferred:

The deemed consideration transferred for the deemed reverse acquisition of 8i Enterprises is:

1.	The fair value of the shares which Diginex HK would have had to issue in establishing the same post transaction control structure but as if it were the legal acquirer; or
2.	The quoted price of the Company’s shares and warrants multiplied by the number of the instruments held by the former 8i Enterprises shares and warrants holders on the date the deemed reverse acquisition completes.

In a transaction involving only the exchange of equity instruments, the fair value of the Company’s shares and warrants that are quoted on Nasdaq should be used to measure the consideration transferred as it is more reliably measurable than the value of the Diginex HK’s equity based on SFRS(I) 13 fair value hierarchy principles.

Based on this principle, the Group measured the deemed consideration for the Transaction using the quoted Nasdaq share price of the Company’s shares and warrants on the completion date of 30 September 2020.

Fair value of assets and liabilities acquired in a deemed reverse acquisition:

Identifiable assets acquired and liabilities assumed in a deemed reversed acquisition are, with limited exceptions, measured initially at their fair values at the acquisition date. For the Transaction, the net assets acquired from 8i Enterprises and the Company are primarily cash, prepayments and trade payables, and their carrying value approximates fair value.

There is no non-controlling interest involved in the Transaction. Acquisition related costs such as professional fees were expensed as incurred.

Calculating the Transaction expense:

The excess of the deemed consideration transferred over the fair value of the net identifiable assets acquired from 8i Enterprises represents a service and is recorded as an expense under SFRS(I) 2 in the Group’s consolidated statement of profit or loss.

Presentation of the consolidated financial statements post deemed reverse acquisition:

In the Transaction, the Company being the accounting acquiree (legal acquirer), becomes the ultimate parent holding company of the Group, however, the consolidated financial statement represents a continuation of Diginex HK, the accounting acquirer (legal acquiree) with the exception of the legal capital structure.

Shareholders’ equity of Diginex HK prior to the Transaction is retrospectively adjusted as a recapitalization for the equivalent number of shares received and on a pro rata basis for prior reporting periods. Retained earnings and relevant reserves of the Diginex HK are carried forward after the Transaction. Any difference to shareholders’ equity of Diginex HK arising from the recapitalization of share capital and equity instruments issued is recorded in equity under the reverse acquisition reserve (note 27).

Discontinued operations

A discontinued operation is a component of an entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately in the consolidated statement of profit or loss.

31

Revenue recognition

Revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Group recognizes revenue from contracts with customers based on a five-step model as set out in SFRS(I) 15:

Step 1. Identify contract(s) with a customer: A contract is defined as an agreement between two or more parties that creates enforceable rights and obligations and sets out the criteria for every contract that must be met.

Step 2. Identify performance obligations in the contract: A performance obligation is a promise in a contract with a customer to transfer a good or service to the customer.

Step 3. Determine the transaction price: The transaction price is the amount of consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

Step 4. Allocate the transaction price to the performance obligations in the contract: For a contract that has more than one performance obligation, the Group allocates the transaction price to each performance obligation in an amount that depicts the amount of consideration to which the Group expects to be entitled in exchange for satisfying each performance obligation.

Step 5. Recognize revenue when (or as) the Group satisfies a performance obligation.

The Group recognized revenue when (or as) a performance obligation is satisfied, i.e. when control of the goods or services underlying the particular performance obligation is transferred to customers.

The Group satisfies a performance obligation and recognizes revenue over time, if one of the following criteria is met:

a)	The Group’s performance does not create an asset with an alternate use to the Group and the Group has as an enforceable right to payment for performance completed to date.
b)	The Group’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced.
c)	The customer simultaneously receives and consumes the benefits provided by the Group’s performance as the Company performs.

For performance obligations where one of the above conditions are not met, revenue is recognized at the point in time at which the performance obligation is satisfied.

When the Group satisfies a performance obligation by delivering the promised goods or services it creates a contract-based asset on the amount of consideration earned by the performance. Where the amount of consideration received from a customer exceeds the amount of revenue recognized this gives rise to a contract liability.

Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes and duty. The Group assesses its revenue arrangements against specific criteria to determine if it is acting as principal or agent.

Revenue is recognized to the extent it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably.

The Group recognized revenue from the following major sources:

●	Capital Markets services
●	Asset Management services
●	Trading (OTC, Proprietary, Access Trading, and a risk management desk). The Group has ceased proprietary trading in May 2020
●	Custody Services for digital assets
●	Fees earned from EQONEX

32

●	Transaction Verification services (discontinued operations)
●	Blockchain Solution services (discontinued operations)

Capital Markets and Blockchain Solutions services (discontinued operations) income is recognized over the service period based on services provided as the customer simultaneously receives and consumes the services provided by the Group over the period. Payment of the transaction is in line with agreed terms when the services are rendered to the customers. The Group has the primary responsibility for providing the services to the customer or for fulfilling the order, for example, by being responsible for the acceptability of the services ordered by the customer. The Group recognizes the revenue from both services over time.

For the Asset Management services, the Group receives management fees at agreed rates. Management fee income is recognized on a time-proportion basis at agreed percentages on the value of assets held under managements. The Group recognizes management fee revenue from asset management services over time. The Group can also earn a fee based on the performance of the assets under management. The performance fee is only recognized on an annual basis, at a point in time, when the performance fees have been agreed and there is no risk of significant reversal in the revenue.

The Group conducts OTC trades where the Group acts as principal in a trade between counterparties looking the buy or sell digital assets. The Group earns revenue by charging a commission to execute such trades and recognizes revenue at a point in time when the trade is complete. During the years ended 31 March 2021, 2020 and 2019, the Group also participated in proprietary trading and earned revenues, at a point in time, when executing buy and sell orders on various exchanges. The Group has ceased proprietary trading in May 2020.

The Group earns revenues from the provision of a trade execution and risk management platform, known as Access Trading. Fees are charged based on total volume executed on the platform on a monthly basis. Clients are invoiced monthly with revenues being recorded at a point in time.

The Group generated revenues from the provision of a liquidation risk management desk. The desk earns fees for managing liquidated trades on behalf of the Exchange. Such fees are recognized at a point in time when a liquidation trade is completed.

In February 2020, the Group launched its cold wallet custody solution, Kelvin, for digital assets. The warm wallet solution, Helios, was launched in April 2020. Management assessed that there are two types of revenue, holding fees and withdrawal processing fees. Holding fee is generated from holding client digital assets with the revenue recognized over the service period. Withdrawal processing fee is generated, at a point in time, when clients withdraw assets from the custody platform.

In July 2020, the Group publicly launched EQONEX, its digital asset exchange platform. Revenue is generated from trading fees earned when clients buy and sell digital assets on EQONEX at a point in time. In addition, revenues are also generated, at a point in time, when clients withdraw assets from the platform.

For the Transaction Verification services, which is classified under discontinued operations, the Group provided computer processing activities within digital currency networks, commonly termed “mining”. The Group receives digital assets, namely ETH, as consideration for these services. Revenue is measured based on the fair value of the digital assets received. The fair value is determined using the spot price of the digital assets on the date of receipt. The Group recognizes the revenue from transaction verification at a point in time. These revenues are now classified as discontinued following the divestment of DHPC in July 2018.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Cost of an item of property plant and equipment comprises its acquisition cost including borrowing cost and all directly attributable costs of bringing the asset to working condition for its intended use. Such cost includes the cost of replacing part of the plant and equipment when that cost is incurred if the recognition criteria are met. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in the consolidated statement of profit or loss as incurred. The present value of the expected cost for the decommissioning of the asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met. Depreciation is computed on a straight-line method based on estimated useful lives of assets as follows:

Furniture and fixtures	5 years
Office equipment	5 years
Leasehold improvement	Over the lease terms

33

The assets’ residual values and useful lives are reviewed and adjusted if appropriate, at each financial position date to determine whether there is an indication of impairment. If any such indication exists, an impairment loss is recognized in the consolidated statement of profit or loss impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

The carrying amounts are reviewed at each reporting date to assess whether they are recorded in excess of their recoverable amounts, and where carrying values exceed this estimated recoverable amount, assets are written down to their recoverable amount, being the higher of their fair value less costs to sell and their value in use.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of profit or loss in the year the asset is derecognized.

Intangible assets

Intangible assets, other than digital assets, acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination, or otherwise, is their cost at the date of acquisition including borrowing cost and all directly attributable costs of bringing the asset to working condition for its intended use. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible assets may be impaired. The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated statement of profit or loss in the expense category that is consistent with the function of the intangible assets.

Amortization of the following intangibles assets are provided for on a straight-line basis over the estimated useful lives:

Capitalized Software Development	5 years
Software	5 years

Intangible assets with indefinite lives are described below in Digital Assets.

Gains or losses arising from derecognition of intangible assets are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statement of profit or loss when the asset is derecognized.

Digital assets

Digital assets consist of cryptocurrencies, such as BTC and ETH that do not meet the definition of a financial asset and are classified as current assets. In accordance with SFRS(I) 1-38, digital assets are initially recognized at cost and the Group has adopted an accounting policy to apply the revaluation model for subsequent measurements as the fair value can be reliably measured.

34

Digital assets are classified as current assets on the basis that they are used for working capital purposes to settle expenses incurred in the normal course of business and are regularly traded on exchange platforms globally between willing buyers and sellers which provides a high degree of liquidity.

Digital assets are considered to have indefinite lives and therefore are not amortized but subject to review for impairment.

The increase in carrying value at the end of the measurement period is to be recognized in equity through other comprehensive income and presented as revaluation surplus in equity, unless and to the extent it reverses a revaluation decrease previously recognized in the profit or loss; a decrease in carrying value at the end of the measurement period is to be recognized in the profit or loss, unless and to the extent of any credit balance existing in the revaluation surplus associated with the underlying asset, in which case the debit will be recognized through other comprehensive income to reduce the revaluation surplus.

When digital assets are exchanged or sold for traditional (fiat) currencies, such as the US dollar, the digital assets are derecognized when the Group has transferred substantially all the risk and rewards of ownership.

USDC

USDC is a type of cryptocurrency which can be redeemed for one US dollar from the issuer. On this basis USDC meets the definition of a financial instrument and in accordance with SFRS(I) 9, USDC is recorded at fair value through profit or loss, however, as it is linked to the US dollar, the carrying value is considered to be the same as fair value.

Capitalized software development

External spend on software development costs is capitalized in accordance with SFRS(I) 1-38, Intangible Assets, when controlled by the Company, when future economic benefits of such software are probable and the cost of such software can be reliably measured.

Following initial recognition of capitalized software development costs, the asset is carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete, and the asset is available for use. Amortization is recorded in the consolidated statement of profit or loss over the period of expected future benefit. During the period of development, the asset is tested for impairment annually.

Goodwill

Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired and is carried at cost less accumulated impairment losses.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes, being the operating segments.

Impairment of non-financial assets

At each reporting date, the Group reviews the carrying amounts of its tangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest cash-generating units for which a reasonable and consistent allocation basis can be identified.

35

The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statement of profit or loss and the comprehensive (loss) income, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash- generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in consolidated statement of profit or loss and the comprehensive (loss) income.

Trade and other receivables

Trade receivables are amounts due from customers for services performed in the ordinary course of business. If collection of trade and other receivables is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.

Cash and cash equivalents

For the purpose of the consolidated statement of cash flows, cash and cash equivalents represent cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term highly liquid investments which are readily convertible into known amounts of cash and subject to an insignificant risk of change in value. As at 31 March 2021 and 2020, the business held cash at bank.

Client assets and liabilities

Client money is represented as both an asset and liability on the consolidated statement of financial position. The monies relate to funds deposited with the Group in either fiat, USDC, or digital asset format for the purpose of executing OTC trades and for trading on EQONEX. The monies are either held with a bank or digital asset custodian to which Diginex has control over and bears any associated risk. Due to their nature, fiat and USDC are not subject to fair value changes. Client digital assets and liabilities are measured using Level 1 quoted prices available on digital asset exchanges per SFRS(I) 13 guidance.

Share capital

Ordinary shares, which are regarded as equity instruments, issued by the Company are recorded at the proceeds received, net of direct issue costs.

The Company also issues shares as awards and consideration. The cost of the share awards is measured at the fair value of the goods and services received; and secondarily at the fair value of the awards at the grant date. Share based payment is recognized as an expense for services obtained or assets for consideration paid.

Other payables and accruals

Other payables and accruals are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method unless the effect of discounting would be immaterial, in which case they are stated at cost.

36

Taxation

Income tax represents the sum of the current tax and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit recognized in profit or loss because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences, unused tax losses or unused tax credits can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on tax rates that have been enacted or substantively enacted by the end of the reporting period. Deferred tax is recognized in profit or loss, except when it relates to items recognized in other comprehensive income or directly in equity, in which case the deferred tax is also recognized in other comprehensive income or directly in equity.

The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Leases

At inception of a contract, the Group assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

For a contract that is, or contains, a lease, the Group accounts for each lease component within the contract as a lease separately from non-lease components of the contract.

The Group determines the lease term as the non-cancellable period of a lease, together with both:

a)	periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and
b)	periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option.

In assessing whether a lessee is reasonably certain to exercise an option to extend a lease, or not to exercise an option to terminate a lease, the Group considers all relevant facts and circumstances that create an economic incentive for the lessee to exercise the option to extend the lease, or not to exercise the option to terminate the lease. The Group revises the lease term if there is a change in the non-cancellable period of a lease.

37

In applying SFRS(I) 16, the Group elected a simplified approach for leases with a remaining lease term of less than 12 months and an expense is recognized over the lease period using a straight-line methodology.

The Group as lessee

For a contract that contains a lease component and one or more additional lease or non-lease components, the Group allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.

The relative stand-alone price of lease and non-lease components is determined on the basis of the price the lessor, or a similar supplier, would charge an entity for that component, or a similar component, separately. If an observable stand-alone price is not readily available, the Group estimates the stand-alone price, maximizing the use of observable information.

For determination of the lease term, the Group reassesses whether it is reasonably certain to exercise an extension option, or not to exercise a termination option, upon the occurrence of either a significant event or a significant change in circumstances that:

a)	is within the control of the Group; and
b)	affects whether the Group is reasonably certain to exercise an option not previously included in its determination of the lease term, or not to exercise an option previously included in its determination of the lease term.

At the commencement date, the Group recognizes a right-of-use asset and a lease liability classified separately on the consolidated statement of financial position.

Right-of use assets

The right-of-use asset is initially recognized at cost comprising of:

a)	amount of the initial measurement of the lease liability;
b)	any lease payments made at or before the commencement date, less any lease incentives received;
c)	any initial direct costs incurred by the Group; and
d)	an estimate of costs to be incurred by the Group in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease. These costs are recognized as part of the cost of right-of-use asset when the Group incurs an obligation for these costs. The obligation for these costs are incurred either at the commencement date or as a consequence of having used the underlying asset during a particular period.

After initial recognition, the Group amortizes the right of use asset over the term of the lease where the right of use asset meets the definition of property and equipment. In addition, the right of use asset is periodically reduced by impairment losses, if any, and adjusted for certain re-measurements of the lease liability.

Financial instruments

Classification and measurement of financial assets

The Group initially measures a financial asset at its fair value net of transaction costs, except if a financial asset is measured at fair value through profit or loss where the transaction costs are immediately expensed in profit or loss.

38

Regarding debt financial instruments, under SFRS(I) 9, these are measured at fair value through profit or loss (“FVTPL”), amortized cost, or fair value through other comprehensive income (“FVOCI”). The classification is based on two criteria: the Group’s business model for managing the asset and whether the instrument’s contractual cash flows represent ‘solely payments of principal and interest’ on the principal amount outstanding (the ‘SPPI criterion’).

The classification and measurement of the Group’s financial instruments are, as follows:

●	Financial instruments measured at amortized cost: Trade and other receivables, amounts due from an associate/shareholders/related companies, and loan receivables are measured at amortized cost as they are held by the Group with the objective to collect contractual cash flows that meet the SPPI criterion.
●	Financial instruments measured at FVOCI: Gains or losses are recycled to profit or loss on de-recognition. Financial assets in this category that meet the SPPI criterion and are held within a business model both to collect cash flows and to sell. The company had no financial instruments measured at FVOCI in year end 31 March 2021, 31 March 2020 or 31 March 2019.

All other financial instruments are measured at FVTPL at initial recognition, where gains and losses are recognized entirely in profit or loss.

De-recognition

A financial asset (or, where applicable a part of a financial asset or part of a Group of similar financial assets) is de-recognized when:

●	The rights to receive cash flows from the asset have expired.
●	The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Group’s continuing involvement in the asset.

In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained. Continuing involvement that takes the form of a guarantee over the transferred asset, is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Impairment of financial assets

Under SFRS(I) 9, the Group records an allowance for Expected Credit Loss (“ECL”) for financial assets not held at FVTPL.

ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive. The shortfall is then discounted at an approximation to the asset’s original effective interest rate.

For trade and other receivables, amounts due from an associate/shareholders/related companies/joint venture and loan receivables, the Group has applied the standard’s simplified approach and has calculated ECLs based on lifetime expected credit losses. The Group calculates the ECL based on adjusted for forward-looking factors specific to the customer and the economic environment.

The Group considers a financial asset in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group are recorded at the proceeds received, net of direct issue costs.

39

Financial liabilities

The Group classifies its financial liabilities in the following measurement categories:

●	those to be measured subsequently at fair value through profit or loss, and
●	those to be measured at amortized cost

For liabilities measured at fair value, gains and losses will be recorded in profit or loss.

Offsetting financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Provisions

Provisions are recognized when the Group has a legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation at the end of the reporting period, using a rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of receivable can be measured reliably.

Employee benefits

Employee leave entitlements

Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the consolidated statement of financial position date.

Employee entitlements to sick leave and maternity leave are not recognized until the time of leave.

Retirement benefit costs

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Share-based payments

Share Options

The Group operates a share option scheme for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group’s operations. Employees (including directors) and contractors of the Group may receive remuneration in the form of share-based payments, whereby the employees and contractors render services as consideration for equity instruments (“equity-settled transactions”).

40

The fair value of the employee and contractor services received in exchange for the grant of the options is recognized as an expense with a corresponding increase in share-based payment reserve. The total amount to be expensed is determined by reference to the fair value of the share options granted. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each period, the entity revises its estimates of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

Earn-out awards

The earn-out awards are equity-settled awards measured on grant date in accordance with SFRS(I) 2 and the grant date fair value of each award takes into account the non-vesting conditions. Earn out awards are only fair valued on the grant date and not subsequently fair valued on each future reporting date on the basis that they are equity-settled awards.

Market conditions and non-vesting conditions are considered in estimating the fair value of an individual share using a Monte Carlo simulation model.

Foreign currencies

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the reporting date. All differences are taken to consolidated statement of profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the Group’s and the Company’s consolidated financial statements in the period in which the dividends are approved by the Company’s shareholders or directors, where appropriate.

Related parties

A related party is a person or entity that is related to the Group.

(a)	A person or a close member of that person’s family is related to the Group if that person:

i.	has control or joint control over the Group;
ii.	has significant influence over the Group; or
iii.	is a member of key management personnel of the Group or the Group’s parent.

(b)	An entity is related to the Group if any of the following conditions apply:

i.	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).
ii.	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).
iii.	Both entities are joint ventures of the same third party.
iv.	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.
v.	The entity is a post-employment benefit plan for the benefit of the employees of the Group or an entity related to the Group.
vi.	The entity is controlled or jointly controlled by a person identified in (a).
vii.	A person identified in (a)(i) has significant influence over the entity or is a member of key management personnel of the entity (or of a parent of the entity).
viii.	The entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the parent of the Group.

41

Fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

●	In the principal market for the asset or liability, or
●	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

●	Level I inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;
●	Level 2 inputs, other than quoted prices included within Level I that are observable for the asset or liability, either directly or indirectly; and
●	Level 3 inputs are unobservable inputs for the asset or liability.

Current versus non-current classification

The Group presents assets and liabilities in the consolidated statement of financial position based on current/non-current classification. An asset as current when it is:

●	Expected to be realized or intended to be sold or consumed in normal operating cycle
●	Held primarily for the purpose of trading
●	Expected to be realized within twelve months after the reporting period, or
●	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period

All other assets are classified as non-current.

A liability is current when:

●	It is expected to be settled in normal operating cycle
●	It is held primarily for the purpose of trading
●	It is due to be settled within twelve months after the reporting period, or
●	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period

The Group classifies all other liabilities as non-current.

Earnings per share

Earnings per share for periods prior to the deemed reverse acquisition are retrospectively adjusted to reflect the number of equivalent shares received by the accounting acquirer, Diginex HK, based on the number of shares outstanding on the reporting dates multiplied by the exchange ratio. The exchange ratio being calculated as the number of shares issued by the Company to the former shareholders of Diginex HK divided by the number of shares outstanding in Diginex HK on 30 September 2020.

42

3 Revenue

An analysis of the Group’s revenue from continuing operations for the reporting periods are as follows:

	Year ended 31 March 2021	Year ended 31 March 2020	Year ended 31 March 2019
	USD	USD	USD
Exchange income	203,230	415	-
Trading income	66,039	78,833	3,216
Capital markets service income	10,000	291,315	900,085
Custody service income	4,525	4,202	-
Asset management fee income	3,674	119,857	46,763
	287,468	494,622	950,064

4 GENERAL AND ADMINistrative expenses

		Year ended 31 March 2021	Year ended 31 March 2020	Year ended 31 March 2019
	Notes	USD	USD	USD
Employee benefit expenses	5	44,433,520	26,106,003	8,536,316
Amortization of intangible assets	12	2,021,722	-	-
Depreciation of property, plant and equipment	13	817,597	791,714	575,108
Depreciation of right-of-use assets	14	1,963,787	1,965,711	1,387,004
Operating lease expense in respect of short-term leases		184,983	239,200	413,852
Auditor’s remuneration	(a)	653,582	326,557	52,564
Legal and professional fees	(b)	4,970,555	6,524,305	4,606,857
Marketing and promotions	(c)	3,223,609	698,412	558,534
Expensed software development	(d)	714,063	3,303,135	-
Technology	(e)	4,584,780	1,113,871	272,905
Other expenses	(f)	1,347,923	1,915,736	2,482,761
		64,916,121	42,984,644	18,885,901

Note 4(a): The incremental costs for the year ended 31 March 2021 related, in part, to additional audit expenses as a result of the Transaction.

Note 4(b): Legal and professional fees mainly consist of:

●	Fees relating to the Transaction and those associated with being a listed company

●	Fees incurred in seeking regulatory and legal advice for both existing and new products

●	Insurance and fees associated with KYC and AML client reviews

Note 4(c): Marketing and promotions for the year ended 31 March 2021 relate, primarily, to the promotion of EQONEX following the public launch in July 2020.

Note 4(d): Expensed software development are maintenance costs for the Exchange which do not meet the criteria to be capitalized. For the year ended 31 March 2020, development costs where no identifiable future economic benefits were identified were fully expensed.

Note 4(e): Technology costs consist, in part, of cloud-based hosting services. The year-on-year growth is driven by the additional demand for this service during the continued expansion of EQONEX.

Note 4(f): Other expenses include amongst others, office related costs, cost for the services of a third-party custodian for EQONEX client assets, blockchain fees and travel and entertainment. The year-on-year reduction is primarily due to a reduction of business travel following the global restrictions in place due to the COVID-19 pandemic.

43

5 Employee benefit expenses

		Year ended 31 March 2021	Year ended 31 March 2020	Year ended 31 March 2019
	Notes	USD	USD	USD
Basic salaries, allowances and all benefits-in-kind		14,934,202	14,392,676	7,769,503
Pension costs - defined contribution plans	(a)	322,891	316,009	132,351
Share-based payments	(b)	29,176,427	11,397,318	634,462
		44,433,520	26,106,003	8,536,316

Note 5 (a): For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual, or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as an employee benefit expense when they are due.

Note 5 (b):

For the year ended 31 March 2021, share-based payments include the following:

●	$26,942,783 related to the employee share option scheme, originally established by Diginex HK (note 25)
●	$1,315,248 related to the vesting period changes due to the replacement employee share option scheme post Transaction (note 25)
●	$548,453 related to the fair value of shares awarded to staff as part of the salary deferral scheme, which excludes $9,263 related to the fair value of shares awarded which were reclassed to discontinued operations (note 37). Under the salary deferral scheme, certain employees and long-term contractors deferred payment on a portion of their salaries and in return Diginex HK issued a corresponding share-based payment award equal to the deferred value (the “salary deferral scheme”). Of this amount, $164,474 has been accrued and not yet issued as at 31 March 2021.
●	$369,943 related to share awards accrued, yet to be issued as at 31 March 2021, based on employment service contract obligations.

For the year ended 31 March 2020, share-based payments included the following:

●	$9,722,202 related to the Diginex HK employee share option scheme (note 25)
●	$1,425,116 related to the fair value of shares awarded to staff as part of the salary deferral scheme, this excludes $70,331 related to the fair value of shares awarded which were reclassed to discontinued operations (note 37)
●	$250,000 related to share awards based on service contract obligations

For the year ended 31 March 2019, share-based payments included the following:

●	$634,462 related to the Diginex HK employee share option scheme

44

6 Other LOSSES AND Expenses, net

		Year ended 31 March 2021	Year ended 31 March 2020	Year ended 31 March 2019
	Notes	USD	USD	USD
Foreign exchange gains (loss), net		367,134	(133,431)	139,140
Transaction expense	(a)	(43,995,869)	-	-
Earn-out share awards related to the Transaction	(b)	(32,148,300)	-	-
Net fair value gain on financial liabilities at fair value through profit or loss	(c)	11,397,187	-	-
Net fair value loss on financial assets at fair value through profit or loss	(d)	(144,109)	(1,527,158)	(2,590,853)
Disposal of property, plant and equipment, net	13	(36,300)	-	-
Revaluation loss on Digital Assets	22	(68,360)
Net gain on fair value on equity method investment	(e)	-	-	11,030,339
Net loss on sale of financial assets at fair value through profit or loss	(f)	-	(221,626)	(11,665,824)
Others		195,902	183,148	214,289
		(64,432,715)	(1,699,067)	(2,872,909)

Note 6(a): During the year ended 31 March 2021, the Group recognized the below Transaction expense:

6,688,392 shares issued to former shareholders of 8i Enterprises and service providers (note 36)	(56,851,332)
6,212,050 warrants issued to the former warrant holders of 8i Enterprises (note 36)	(8,324,147)
(65,175,479)
Less: Total identifiable net assets of 8i Enterprises at fair value (note 36)	21,179,610
(43,995,869)

The shares and warrants issued were valued at the quoted closing price on Nasdaq on 30 September 2020 of $8.50 and $1.34 respectively.

Note 6(b): Under the terms of the Transaction up to 12,000,000 shares will be issued via an earn-out provision should share price milestones be met over a 4-year period from 30 September 2020. Upon reaching the earn-out milestones, a service provider to the Transaction is also entitled to receive the equivalent of 1% of the earn-out shares issued. These shares have a grant date fair value of $32,148,300 and were recognized in the share-based payment reserve and as an expense to the consolidated statement of profit or loss under SFRS(I) 2 (note 25.4).

Note 6(c): Private warrants were issued on 15 January 2021 as part of a capital raise that saw 2,571,669 shares and the same number of warrants issued. The warrants had an initial fair value of $16,594,388 and subsequently remeasured to $5,197,201 on 31 March 2021(note 26) under the guidance of SFRS(I) 9, the fair value remeasurement of $11,397,187 is recorded as a gain in the consolidated statement of profit or loss.

Note 6(d): At 31 March 2019, the Group held 3,681,399 of Madison shares valued at $377,580 and recorded a fair value loss of $490,853 as of the year ended 31 March 2019. In addition, during the year the Group recorded a decrease in market value of its investment in CSP tokens issued by Caspian of $140,000. Unlisted investments recorded a fair value loss amounting to $1,960,000. The unlisted investments fair value loss related to Nynja Group Limited of $1,160,000 and the Agora VOTE token for $800,000. Agora was subsequently reclassed as listed during the year ended 31 March 2020.

During the year ended 31 March 2020 a decrease in market value of CSP tokens issued by Caspian of $38,200 and VOTE tokens issued by Agora of $172,699 was recognized (both tokens are listed on digital asset exchanges, see note 16.1). The unlisted investment in Shadow Factory Limited incurred a fair value loss of $1,316,259 (note 16.2).

During the year ended 31 March 2021, investments held in CSP tokens issued by Caspian and VOTE tokens issued by Agora recorded fair value gains of $110,877 and $145,014 respectively. This is offset by fair value losses of the private unlisted equity investments in Shadow Factory Limited and Nynja Group Limited of $400,000 (note 16.2).

Note 6(e): On 31 July 2018, 51% of the Group’s equity interest in Diginex High Performance Computing Limited (“DHPC”) was sold to Madison Holdings Group Limited (“Madison”), a third party, for a total consideration of $60,000,000, resulting in a gain from divestment of $59,127,340. The consideration was settled by cash of $10,000,000 and the issuance of 213,252,717 Madison shares, which are listed on the Growth Enterprise Market (“GEM”) of the Stock Exchange of Hong Kong (note 37). The Group classified the Madison shares as trading securities under SFRS(I) 9. The retained investment of the 49% equity interest in DHPC was accounted for under SFRS(I) 10 using the equity accounting method. Per SFRS(I) 10, the investment was revalued at its fair value of $43,811,765. The net assets of the business attributable to the 49% ownership amounted to $1,240,347, resulting in a fair value adjustment of $42,571,418. However, at the year ended 31 March 2019, based on the net liabilities position of DHPC and after recording the share of the losses incurred during the year, the investment in DHPC recorded a fair value loss of $31,541,079 resulting in a net fair value gain of $11,030,339 for the year.

Note 6(f): The Madison shares were received as part consideration for the 51% disposal of DHPC in July 2018. In October 2018, the Group sold 209,571,318 Madison’s shares and recorded a realized loss of $11,665,824. On 27 June 2019, the Group sold the remaining 3,681,399 Madison shares and recorded a realized loss of $221,626.

45

7 IMPAIRMENT (REVERSAL) LOSSES ON FINANCIAL ASSETS, NET

	Year ended 31 March 2021	Year ended 31 March 2020	Year ended 31 March 2019
	USD	USD	USD
Impairment of loan receivables	-	4,374,446	5,481,772
Impairment of amounts due from an associate	-	6,749,833	-
Impairment of trade receivables	-	113,381	108,000
Reversal of an impairment	(21,071)	-	-
	(21,071)	11,237,660	5,589,772

During the year ended 31 March 2021,

●	There was no impairment loss on financial assets during the year.
●	Impairment on amounts due from an associate was partially reversed based on the agreed repayment plan which was fully settled in April 2021 (note 19).

During the year ended 31 March 2020,

●	Impairment of loan receivables consisted of: (1) impairment of a loan with Peter Yuan as detailed in note 15 and (2) on 20 February 2019, the Group signed a non-binding term sheet with a third party to establish a new subsidiary under the Group in the United States of American. In connection with the term sheet the group advanced monies for working capital purposes prior to a definitive agreement being signed. During the year ended 31 March 2020, the Group impaired $479,748 of the advance (note 15) as the definitive agreement was not signed.
●	Amounts due from an associate was impaired by $6,749,833 (note 19).

During the year ended 31 March 2019,

●	Impairment of loan receivables consisted of: (1) fully impaired loan to Rise Tech Ventures, Inc of $200,000, (2) a fully impaired advance of $500,000 relating to the proposed new subsidiary in the US as noted above, and (3) an impairment of $4,781,772 on a loan with Peter Yuan.

46

8 Finance costs, net

		Year ended 31 March 2021	Year ended 31 March 2020	Year ended 31 March 2019
	Notes	USD	USD	USD
Interest on:
● Loans from shareholders	20	277,959	1,333,480	393,038
● Lease liabilities	29	231,759	460,983	430,233
● Notes payable	31	17,156	57,064	-
● Convertible bond	32	509,230	-	-
● Other loans		-	-	55,477
Other finance costs	26	1,235,341	-	260,536
Other finance income		-	-	(73)
		2,271,445	1,851,527	1,139,211

During the years ended 31 March 2021, 2020, and 2019, the Group had a shareholder loan with Pelham Limited, via a $20m credit facility with a 12.5% interest charge on the outstanding balance. During the year ended 31 March 2021, this credit facility was terminated upon the Transaction on 30 September 2020 (note 20).

The Group holds long term leases accounted for under SFRS(I) 16. As the lease liability is recorded at the present value of the unpaid lease payments, over the lease term, finance cost is accrued based on the implicit interest rate of the lease or the Group’s incremental borrowing rate to secure borrowing over a similar term (note 29).

The Group issued a loan note in September 2019, the loan note had a 12-month maturity and a 15% interest charge. A notional amount of $675,000 was raised and was fully redeemed early on 1 June 2020 (note 31).

The Group issued a convertible bond with an annual 10% coupon in May 2020. The bond and accrued interest were converted to shares of Diginex HK on the 21 September 2020 with additional accrued interest between 22 and 28 September settled in cash (note 32).

The Group issued private shares and warrants for cash during the year ended 31 March 2021. In raising the funds the Group incurred transaction costs of $2,871,652 of which $1,235,341 relates to the private warrants on a fair value pro-rata basis between the shares and warrants issued. The private warrants are classified as a liability at fair value through profit or loss, accordingly the related transaction cost is recorded as a finance cost upon initial recognition (note 26).

47

9 EQUITY METHOD INVESTMENT – DHPC

On 31 July 2018, the Group sold 51% of its equity interest in DHPC (note 37). Under SFRS(I) 10 DHPC ceased to be a subsidiary of the Group and the remaining 49% equity interest in DHPC was accounted for as an associate at a fair value. Upon disposal the fair value was estimated at $43,811,765 resulting in a fair value gain of $42,571,418. However, during the same year ended 31 March 2019 the Group recorded its share of DHPC’s losses for the period from the disposal date of $12,270,686. Considering the material losses and the current net liability position of DHPC, at the year ended 31 March 2019 management reduced the fair value estimate of the investment by $31,541,079 offsetting the fair value gain on disposal resulting in a net fair value gain of $11,030,339 being recorded in the year (note 6). Post recording the Group’s share of DHPC’s losses and the write-down of the investment value, the carrying value of the Group’s investment in DHPC was nil as at 31 March 2019.

During the year ended 31 March 2020, the operations of DHPC’s business ceased. As the investment measured under equity method has been fully written down in the year ended 31 March 2019, there have been no further losses booked in the year ended 31 March 2020 and 31 March 2021 under the guidance of SFRS(I) 1-28.

Name of entity	Place of incorporation and operation	Principal activities	Particular of issued share capital	Percentage of ownership interest attributable to the Group
Diginex High Performance Computing Limited (“DHPC”)	Gibraltar	Transaction verification service	2,000 ordinary shares of GBP1 each	Indirect 49%

The Group’s shareholdings in DHPC comprised of equity shares held by the Group and the shareholding is held by a wholly owned subsidiary of the Company. DHPC was previously a wholly owned subsidiary of the Group, which engaged in the provision of Transaction Verification services. During the year ended 31 March 2019, the Group lost control over DHPC and became an associate of the Group accordingly. At 31 March 2019, the Group’s effective interests in DHPC was 49%. Further details of the disposal are set out in note 37. The directors, at the time, were of the view that DHPC was considered a material associate of the Group and was accounted for using the equity method.

The following table illustrates the summarized financial information in respect of DHPC at 31 March 2019:

At 31 March 2019
USD
Current assets	1,997,000
Non-current assets	10,513,000
Current liabilities	(21,828,000)
Non-current liabilities	(13,193,000)
Net liabilities	(22,511,000)

A reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated financial statements is below:

At 31 March 2019
USD
Net liabilities of the associate	(22,511,000)
Proportion of the Group’s ownership interest in the associate at 49%	(11,030,390)
Carrying amount of the Group’s interest in the Associate	-

Results of DHPC for the period post divestment 1 August 2018 to 31 March 2019:
USD
Revenue	2,485,000
Loss and total comprehensive loss for the period	(25,042,216)

The Group’s share of post divestment profits attributable to the 49% shareholding amounted to $12,270,686 as stated on the statement of profit or loss as share of loss of an associate for the year ended 31 March 2019.

Cashflow of DHPC from 1 August 2018 to 31 March 2019:

Net cash (outflow) from operating activities	(2,690,804)
Net cash (outflow) from investing activities	(1,750,000)
Net cash inflow from financing activities	4,440,804
Net increase (decrease) in cash generated by the subsidiary	-

Since the partial divestment of DHPC on 31 July 2018 to 31 March 2019 the business generated cash proceeds from the sale of ETH amounting to $3.1m and had cash outflows from operating activities over the same period of $5.8m, resulting in a net outflow of $2.7m. The business invested $1.8m for the acquisition of another mining business in Sweden, High Performance Computing Nordic, AB in August 2018.

DHPC does not have a bank account. Operating and investing cash activities were recorded via shareholder loans which have increased by $4.4m as a result of the activity over the period.

Details on the cashflows for DHPC for the period prior to divestment are detailed in note 37.

During the year ended 31 March 2020, the Company advanced a further $226,308 to DHPC for working capital purposes and a loan of $2,000,000 to purchase new high-performance computing equipment. The equipment was not purchased and the business ceased being active. Details of the amounts due from associate are highlighted in note 19.

There has been no activity during the year ended 31 March 2021. As at 31 March 2021, the Group continue to hold the 49% shareholding in DHPC.

48

10 Income taxES

There was no income or deferred tax expense for the years ended 31 March 2020 and 2019. During the year ended 31 March 2021, Digivault Limited, a UK subsidiary of the group, received a tax credit for research and development of $478,078.

10.1 Reconciliation of effective tax rate

While the Company is domiciled in Singapore, the majority of operations are based in Hong Kong during the year ended 31 March 2021. In Hong Kong, the profits tax rate for corporations is 16.5% except for the first HK$2,000,000 (c.$250,000) of profit, which is charged at 8.25%. There is no capital gains tax in Hong Kong. Taxes charged on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretation and practices in respect thereof. As at 31 March 2021, the effective tax rate for the Group is 0%. Tax effects on other comprehensive loss has been deemed immaterial.

	Year ended 31 March 2021	Year ended 31 March 2020	Year ended 31 March 2019
	USD	USD	USD
Loss from continuing operations before income taxes	(131,311,742)	(57,278,276)	(40,266,233)
Profit (loss) from discontinued operations before income taxes	4,956,408	(857,554)	56,986,946
	(126,355,334)	(58,135,830)	16,720,713
Notional tax calculated at the rates applicable to profits in the tax jurisdictions concerned	(11,157,053)	(9,546,464)	2,469,380
Tax effect of income that is not taxable	(2,455,883)	550	(9,756,003)
Tax effect of expenses that are not deductible	7,395,386	2,233,494	909,937
Tax effect of tax losses not utilized	6,789,872	5,216,460	5,215,623
Tax effect of utilization of unrecognized tax losses	(963,219)	-	-
Tax effect of temporary differences	390,897	2,095,960	1,161,063
Income tax expense for the year	-	-	-

The results for both reporting periods can also be analyzed in the following way:

	Year ended 31 March 2021	Year ended 31 March 2020	Year ended 31 March 2019
	USD	USD	USD
Loss from continuing operations	(131,311,742)	(57,278,276)	(40,266,233)
Loss from discontinued operations	(117,137)	(857,554)	(2,140,394)
Total losses subject to income tax	(131,428,879)	(58,135,830)	(42,406,627)
Gain on sale of discontinued operations	5,073,545	-	59,127,340
Profit (Loss) for the year before tax	(126,355,334)	(58,135,830)	16,720,713

Of the loss generated in the year ended 31 March 2021, $5,073,545 relates to a gain on sale of the discontinued Solutions Business. The gain was recognized in Diginex Solutions Limited, a Hong Kong resident company, and was capital in nature. In Hong Kong there is no capital gains tax. As a result, the effect of non-taxable income is $833,680 at Hong Kong’s tax rate of 16.5%.

For the years ended 31 March 2021, 2020, and 2019, there were operating losses with respect to discontinued operations. No tax provision has been recognized for the periods in relation to these activities as no taxable income was generated.

Included in the loss from continuing operations for the year ended 31 March 2021 is a share-based payment of $43,995,869 (note 36) which relates to the Transaction. This relates to a consolidation adjustment and is not subject to taxation. The loss from continuing operations also includes an expense of $32,148,300 related to the fair value of earn-out awards (note 25), which was recognized by the Company. This expense is treated as non-deductible and tax effected at the Singapore tax rate of 17%.

The impact of the operating loss from continued operations has resulted in the Group carrying forward tax losses of $16,962,865 (2020: $9,857,098; 2019: $5,278,416). The losses carried forward as at 31 March 2021 include those accumulated in prior years. The majority of operating losses and hence tax losses have been generated in Hong Kong. Tax losses in Hong Kong can be carried forward and offset against future profits indefinitely.

10.2 Deferred income taxes

Deferred income taxes reflect the net tax effects of the temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The main components of the deferred income tax assets are as follows:

	Year ended 31 March 2021	Year ended 31 March 2020	Year ended 31 March 2019
	USD	USD	USD
Depreciation and amortization recognized for tax purposes	789,005	434,696	256,570
Rental payments (SFRS(I) 16)	(394,631)	(391,426)	-
Impairment on loan balances	(3,477)	2,052,689	904,493
Benefit of tax loss carryforwards	16,962,865	9,857,098	5,278,416
	17,353,762	11,953,057	6,439,479
Unrecognized deferred tax asset	(17,353,762)	(11,953,057)	(6,439,479)
Deferred tax asset	-	-	-

The ultimate realization of deferred tax assets is dependent upon the generation of sufficient future taxable income during the periods in which those temporary differences become deductible. In determining the recognition of a deferred tax asset, management considered the future profitability of the Group. While management expects the Group to return profits in the future, there is still an element of uncertainty and as such, no deferred tax asset has been recognized.

49

11 EARNINGS (loss) per share

	Year ended 31 March 2021	Year ended 31 March 2020	Year ended 31 March 2019
	USD	USD	USD
Basic earnings (loss) per share
From continuing operations attributable to the ordinary equity holders of the company	(4.97)	(3.80)	(2.90)
From discontinued operation	0.19	(0.06)	4.11
Total basic earnings (loss) per share attributable to the ordinary equity holders of the company	(4.78)	(3.86)	1.21

Reconciliation of earnings (loss) used in calculating earnings (loss) per share
Profit (Loss) attributable to the ordinary equity holders of the company used in calculating basic earnings (loss) per share:
From continuing operations	(130,833,664)	(57,278,276)	(40,266,233)
From discontinued operation	4,956,408	(857,554)	56,986,946
	(125,877,256)	(58,135,830)	16,720,713

Weighted average number of shares used as the denominator
Weighted average number of ordinary shares used in the denominator in calculating basic earnings (loss) per share	26,301,024	15,061,549	13,879,415

Due to the losses from continuing operations during the years ended 31 March 2021, 2020 and 2019, anti-dilutive instruments were excluded from the calculation of diluted loss per share. The excluded anti-dilutive instruments include 5,600,000 of employee share options outstanding as at 31 March 2021 (2020: 4,196,383, 2019: 2,109,548, as adjusted to reflect the exchange ratio, see note 24), as well as 2,571,669 private warrants outstanding as at 31 March 2021 exercisable to acquire 2,571,669 shares.

The 3,030,000 shares issued for meeting the first share price milestone of the earn-out awards have been included in the calculation of basic loss per share. The remaining 9,090,000 shares to be issued should certain share price milestones be achieved in the future have been excluded from the calculation of diluted loss per share as those milestones were not met during the year ended 31 March 2021. See note 25 for details on earn-out awards.

50

12 INTANGIBLE ASSETS, NET

	Capitalized Software Development	Software Acquired	Total
	USD	USD	USD
At 31 March 2021:
Cost:
At 1 April 2020	5,169,073	5,500,043	10,669,116
Adjustment for foreign exchange	5,893	(12)	5,881
Reclassification (note 13)	(60,378)	-	(60,378)
Additions	5,252,943	1,000,056	6,252,999
At 31 March 2021	10,367,531	6,500,087	16,867,618
Amortization:
At 1 April 2020	-	-	-
Charge for the period	(1,196,708)	(825,014)	(2,021,722)
At 31 March 2021	(1,196,708)	(825,014)	(2,021,722)
Net carrying amount:
At 31 March 2021	9,170,823	5,675,073	14,845,896

At 31 March 2020:
Cost:
At 1 April 2019	-	-	-
Additions	5,169,073	5,500,043	10,669,116
At 31 March 2020	5,169,073	5,500,043	10,669,116
Amortization:
At 1 April 2019	-	-	-
Charge for the period	-	-	-
At 31 March 2020	-	-	-
Net carrying amount:
At 31 March 2020	5,169,073	5,500,043	10,669,116

External spend on software development is capitalized as an intangible asset in accordance with SFRS(I) 1-38 when control is obtained, future economic benefits of such software is probable and the cost of such software can be reliably measured.

No intangible assets were acquired nor capitalized during the year ended 31 March 2019.

In March 2020, the Group acquired software from a third party for potential consideration of up to $10,000,000. $8,500,000 of the fair value consideration is based on the integration of the software into the EQONEX infrastructure and the delivery of future products with the balance of $1,500,000 payable based on future trading volumes on the Exchange (note 33):

●	$5,500,043 was paid during the year ended 31 March 2020, which comprised of $100,000 in cash and $5,400,043 in shares of Diginex HK.
●	During the year ended 31 March 2021, an additional $1,000,056 was paid to the seller comprising of $400,000 in cash on 14 April 2020 and 3,899 shares of Diginex HK, valued at $600,056 issued on 1 June 2020.
●	The vendor will not be providing the service associated with the remaining $2,000,000 of the $8,500,000 fair value consideration.
●	Trading volume targets associated with $1,000,000 of the $1,500,000 contingent payment were not met prior to the target date of February 2021. The remaining $500,000 may be payable if future trading volume target is met by future target date of February 2022.

During the year ended 31 March 2021, the Group began amortizing its intangible assets as EQONEX, the digital asset exchange and the Custody Solution, Digivault, became available for use. The software acquired has a remaining amortization period of four years and four months as at 31 March 2021. Capitalized software development costs are capitalized when incurred and amortization commences at that point in time. Due to this there is no single remaining amortization period for the capitalized software development costs.

51

13 Property, plant and equipment, NET

	Furniture and fixtures	Office equipment	Leasehold improvements	High Performance Computers (discontinued operations)	Total
	USD	USD	USD	USD	USD
At 31 March 2021:
Cost:
At 1 April 2020	74,300	376,027	2,146,236	-	2,596,563
Adjustment for foreign exchange	(1,037)	(2,338)	(5,458)	-	(8,833)
Reclassification (note 12)	-	60,378	-	-	60,378
Additions	-	5,782	43,961	-	49,743
Disposal	(48,516)	(3,510)	-	-	(52,026)
At 31 March 2021	24,747	436,339	2,184,739	-	2,645,825
Depreciation:
At 1 April 2020	(16,733)	(126,394)	(1,233,715)	-	(1,376,842)
Adjustment for foreign exchange	276	897	5,227	-	6,400
Charge for the period	(6,062)	(88,462)	(723,073)	-	(817,597)
Disposal	9,427	2,436	3,863	-	15,726
At 31 March 2021	(13,092)	(211,523)	(1,947,698)	-	(2,172,313)
Net carrying amount:
At 31 March 2021	11,655	224,816	237,041	-	473,512

At 31 March 2020:
Cost:
At 1 April 2019	73,273	304,249	2,133,521	-	2,511,043
Adjustment for foreign exchange	1,027	1,903	12,715	-	15,645
Additions	-	69,875	-	-	69,875
At 31 March 2020	74,300	376,027	2,146,236	-	2,596,563
Depreciation:
At 1 April 2019	(8,794)	(61,371)	(511,662)	-	(581,827)
Adjustment for foreign exchange	2,581	(507)	(5,375)	-	(3,301)
Charge for the period	(10,520)	(64,516)	(716,678)	-	(791,714)
At 31 March 2020	(16,733)	(126,394)	(1,233,715)	-	(1,376,842)
Net carrying amount:
At 31 March 2020	57,567	249,633	912,521	-	1,219,721

	Furniture and fixtures	Office equipment	Leasehold improvements	High Performance Computers (discontinued operations)	Total
	USD	USD	USD	USD	USD
At 31 March 2019:
Cost:
At 1 April 2018	11,695	125,831	-	4,867,806	5,005,332
Additions	61,578	178,418	2,133,521	25,549,556	27,923,073
Disposal of a subsidiary	-	-	-	(29,678,181)	(29,678,181)
Reclassification	-	-	-	(739,181)	(739,181)
At 31 March 2019	73,273	304,249	2,133,521	-	2,511,043
Depreciation:
At 1 April 2018	(195)	(6,525)	-	(412,147)	(418,867)
Charge for the period	(8,599)	(54,846)	(511,662)	(327,034)	(902,141)
Reclassification	-	-	-	739,181	739,181
At 31 March 2019	(8,794)	(61,371)	(511,662)	-	(581,827)
Net carrying amount:
At 31 March 2019	64,479	242,878	1,621,859	-	1,929,216

52

14 RIGHT-OF-USE ASSETS, NET

Right-of-use assets relate to office space leased by the Group. The amount in respect of leases are as follows:

Properties
USD
Year ended 31 March 2021:
At 1 April 2020	2,879,032
Additions (a)	406,333
Reclassification (b)	(438,150)
Adjustment for foreign exchange	23,046
Depreciation	(1,963,787)
Closing net book amount	906,474
At 31 March 2021:
Cost	6,084,957
Accumulated depreciation	(5,216,173)
Adjustment for foreign exchange	37,690
Net book amount	906,474

Year ended 31 March 2020:
At 1 April 2019	4,830,098
Additions	-
Adjustment for foreign exchange	14,645
Depreciation	(1,965,711)
Closing net book amount	2,879,032
At 31 March 2020:
Cost	6,217,102
Accumulated depreciation	(3,352,715)
Adjustment for foreign exchange	14,645
Net book amount	2,879,032

Year ended 31 March 2019:
At 1 April 2018	-
Effect of early adoption of SFRS(I) 16 on 1 April 2018	5,678,624
Acquisition of a subsidiary	538,478
Depreciation	(1,387,004)
Closing net book amount	4,830,098
At 31 March 2019:
Cost	6,217,102
Accumulated depreciation	(1,387,004)
Net book amount	4,830,098

Note (a) – Additions in the year ended 31 March 2021 relate to long terms leases contractually committed to in both Singapore and Ho Cho Minh City, Vietnam as detailed in note 29.

Note (b) – The reclassification relates to a lease entered in Jersey which was renegotiated on 16 July 2020 from a long-term lease terminating on 28 February 2027 into a short-term lease terminating on 1 March 2021. Accordingly, the Group has elected simplified accounting for short-term leases of 12 months or less and an expense is recognized on a straight-line basis over the remainder of the lease. See note 4 for short term lease expenses.

53

15 LOAN RECEIVABLES

	Year ended 31 March 2021	Year ended 31 March 2020	Year ended 31 March 2019
	USD	USD	USD
At 1 April	-	8,218,228	-
Loan advance balance	-	479,748	15,700,000
Loan repayment	-	-	(2,000,000)
Loan novation (see note 19)	-	(4,323,530)	-
Impairment (see note 7)	-	(4,374,446)	(5,481,772)
At 31 March	-	-	8,218,228

In May 2018, the Group and Peter Yuan, a third party, entered into an agreement with the plan to establish a subsidiary in Taiwan (“Taiwan Sub”). With the purpose of funding the working capital of the Taiwan Sub, the Group assigned the loan with DHPC to Peter Yuan. In August 2018, the Group ceased the plan to establish the Taiwan Sub and the loan agreement was amended to state that any monies received by Peter Yuan would be immediately repayable to the Company. The loan amount was $15,000,000 of which $2,000,000 was repaid. At year end 31 March 2019, the outstanding loan balance of $13,000,000 was impaired by $4,781,772. During the year ended 31 March 2020, $4,323,530 was novated to be directly repaid by DHPC to the Company and accounted for as an amount due from an associate (note 19). The outstanding balance of the loan was fully impaired by $3,894,698 after Management performed the analysis of expected credit losses (“ECL”).

On 22 July 2018, the Group entered into a loan agreement with Rise Tech Ventures Inc, a third party, amounting to $200,000. The loan receivable is unsecured, interest-bearing at 9% per annum and repayable on monthly installment over 36 months. At 31 March 2019, the Group fully impaired the $200,000 loan as well as interest charged but unpaid of $11,293 due to managements’ view that there is a reasonable probability that the loan will not be repaid.

On 20 February 2019, the Group signed a non-binding term sheet with a third party to establish a new subsidiary under the Group in the United States (“Americas”). In connection with the term sheet the Group advanced $500,000 to Americas during the year ended 31 March 2019 and $479,748 during the year ended 31 March 2020 for working capital purposes prior to of a definitive agreement being signed. As at 31 March 2020 and 2019, the Group impaired the $479,748 and $500,000 advances, respectively, as the definitive agreement had not been signed.

For the year ended 31 March 2021 there were no loan receivables.

54

16 FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

		At 31 March 2021	At 31 March 2020	At 31 March 2019
	Notes	USD	USD	USD
Listed investments	16.1	304,053	49,011	437,580
Unlisted investments	16.2	-	400,000	1,650,000
		304,053	449,011	2,087,580

16.1 Listed investments

	At 31 March 2021	At 31 March 2020	At 31 March 2019
	USD	USD	USD
Listed investments, at fair value (a) and (b)	304,053	48,162	60,000
Listed equity investment (c)	-	-	377,580
Adjustment for foreign exchange	-	849	-
	304,053	49,011	437,580

Note 16.1(a):

Caspian

On 4 October 2018 the Group invested $200,000 in CSP Tokens issued by Caspian which amounted to 4,923,077 tokens value. The tokens are traded on digital exchanges such as KuCoin. As at 31 March 2019, the Group valued the investment based on the market value which resulted in the Group recording a loss of $140,000 bringing the value of the investment to $60,000. As at 31 March 2020, the closing price was $0.004398 resulting in fair value of $21,652.

As at 31 March 2021, the closing price was $0.02692 resulting in a fair value of $132,529 with a fair value gain of $110,877.

Note 16.1(b):

Agora

In September 2019, the VOTE token issued by Agora was listed on a digital asset exchange. As a result of the listing, the Group consequently updated its fair value measurement classification from Level 3 to Level 1.

As at 1 April 2019, the Group held 25,490,196 VOTE Tokens issued by Agora with a fair value of $200,000. As at 31 March 2020, each token was valued at $0.00104 and the investment in Agora was reduced, by $172,699 to a fair value of $26,510.

As at 31 March 2021, the closing price was $0.006729 resulting in a value of $171,524 with a fair value gain of $145,014.

Note 16.1(c):

Madison Holdings Group Limited

On 31 July 2018, 51% of the Group’s equity interest in DHPC was sold to Madison Holdings Group Limited (“Madison”), a third party, for a total consideration of $60,000,000, resulting in a gain from divestment of $59,127,340. The consideration was settled by cash of $10,000,000 and the issuance of 213,252,717 Madison shares, which are listed on the Growth Enterprise Market (“GEM”) of the Hong Kong Stock Exchange. As at 31 March 2019, the Group held 3,681,399 Madison’s shares valued at $377,580. On 27 June 2019, the Group disposed all its remaining Madison’s shares and recorded a loss of $221,626.

55

16.2 Unlisted investments

	At 31 March 2021	At 31 March 2020	At 31 March 2019
	USD	USD	USD
Opening balance	400,000	1,650,000	-
Acquisition	-	267,773	3,610,000
Reclassification	-	(200,000)	-
Change in fair value	(400,000)	(1,316,259)	(1,960,000)
Adjustment for foreign exchange	-	(1,514)	-
	-	400,000	1,650,000

Note 16.2(a):

Shadow Factory Limited

In October 2018, the Group entered into an equity investment agreement to invest $1,250,000 in Shadow Factory Limited (“Shadow Factory”), a privately owned company, in exchange for 5,000 shares which represent 5% of the then outstanding Shadow Factory shares. In June 2019, the Group purchased an additional 350 of ordinary shares, an additional 0.35%, for consideration of $267,773. As at 31 March 2020, Shadow Factory had prepared financial projections out for one year only and following discussions with the management team regarding the future outlook of the business the Group assessed the fair value of the investment as $200,000 resulting in a fair value loss of $1,316,259.

As at 31 March 2021, management reviewed the financial information provided by Shadow Factory and have revised the fair value of the investment to zero.

Nynja Group Limited

During the year ended 31 March 2019 the Group invested $860,000 in Nynjas Group Limited (“Nynja”), a privately owned company and capitalized $500,000 of an outstanding receivable from Nynja into equity. This increased the Group’s shareholding to 6.8% and a total investment value of $1,360,000. However, on 31 March 2019, the Group reported a fair value loss of $1,160,000 resulting in a write-down of the investment fair value to $200,000.

As at 31 March 2020, the Group assessed the fair value of the investment in Nynja as $200,000, unchanged from the amount as at 31 March 2019.

As at 31 March 2021, management reviewed the financial information provided by Nynja and have revised the fair value of the investment to zero.

Agora

On 11 July 2018, the Group purchased 25,490,000 VOTE Tokens issued by Agora for $1,000,000, with each token being valued at $0.051. A 30% bonus was applied to the purchase hence increasing the number of tokens received. During the year ended 31 March 2019, VOTE Tokens are not publicly traded any digital asset exchanges. As at 31 March 2019, the Group estimate the fair value of the investment in VOTE Tokens at $200,000 and recorded a fair value loss.

During the year ended 31 March 2020, as a result of the listing on a digital asset exchange, the VOTE Tokens issued by Agora were reclassified as listed investment as Level 1 fair value inputs (listed price) were observable (see note 16.1(b)).

56

17 goodwill

During the year ended 31 March 2019, goodwill of $457,818 arose from the acquisition of Altairian Capital Holdings Limited, now known as Diginex (UK) Limited, and its subsidiaries. The acquisition was completed on 14 December 2018.

Goodwill was allocated to the acquired business upon acquisition. At the year ended 31 March 2019 the company assessed the value of the business based on the future financial projections the business could generate. Given a change in economic conditions management assessed the recoverable amount of the business and determined that an impairment loss on the goodwill should be recognized for the year ended 31 March 2019. The impairment loss has been booked to the consolidated statement of profit or loss. At the year ended 31 March 2020 and 31 March 2021, management reassessed the impairment and noted no changes.

18 Trade receivables, prepayment, deposits and other receivables

18.1 Trade receivables

	At 31 March 2021	At 31 March 2020	At 31 March 2019
	USD	USD	USD
Trade receivables	12,604	186,158	212,298
Less: loss allowance	-	(113,381)	(108,000)
Adjustment for foreign exchange	-	(125)	-
	12,604	72,652	104,298

Trade receivables are non-interest bearing and generally have credit terms of 30 days.

An aging analysis of the trade receivables as at the end of the reporting period, based on the invoice date and net of loss provision, is as follows:

	At 31 March 2021	At 31 March 2020	At 31 March 2019
	USD	USD	USD
Less than 1 month	9,609	68,694	-
Between 1 month and 3 months	1,667	3,958	-
Over 3 months	1,328	-	104,298
	12,604	72,652	104,298

The movements in the loss allowance for impairment of trade receivables are as follows:

		At 31 March 2021	At 31 March 2020	At 31 March 2019
	Notes	USD	USD	USD
At the beginning of the year		113,381	108,000	-
Write-off of trade receivables	(a)	(113,381)	(108,000)	-
Provision for impairment for trade receivables		-	113,381	108,000
Foreign exchange translation difference		-	-	-
At the end of the year		-	113,381	108,000

The carrying amounts of trade receivables approximate their fair values.

Note (a) – As at 31 March 2020 and 31 March 2021, management determined that two separate trade receivables fully provided for were uncollectable and reversed the associated provision as of the year ended 31 March 2019 and 31 March 2020 respectively as the underlying receivables were written-off.

57

18.2 Prepayment, deposits and other receivables

Group		At 31 March 2021	At 31 March 2020	At 31 March 2019
	Notes	USD	USD	USD
Non-current:
Deposits	(a)	152,988	1,246,947	1,246,947
Current:
Deposits	(a)	1,389,615	88,039	45,810
Prepayments	(b)	1,607,298	1,197,682	56,129
Other receivables	(c)	259,858	522,458	90,543
		3,256,771	1,808,179	192,482
Total		3,409,759	3,055,126	1,439,429

Note 18.2(a): On 16 June 2018, the Group entered into a lease agreement for an office located in Hong Kong with a security deposit of $1,246,947. The Group owes monthly rental payments of HKD1,455,744 (approximately $187,000) until the lease agreement terminates on 15 June 2021. As at 31 March 2021 the deposit for the Hong Kong office is classified as a current asset (March 2020: non-current asset). On 9 March 2021 the Group paid an initial deposit for an office located in Hong Kong for $98,568. This is a new lease as the Hong Kong business will relocate upon completion of the existing lease. During the year ended 31 March 2021, the Group entered into two new long-term lease agreements in Vietnam and Singapore for office spaces with security deposits of $16,576 and $37,844 respectively.

Note 18.2(b): The balance at 31 March 2021 consisted primarily of prepaid insurance and other advanced payments associated with the operations of the business. At 31 March 2020, the balance included $900,315 which related to issued shares in Diginex HK to a service provider as an advanced payment for services to be provided to EQONEX which was fully amortized by 31 March 2021.

Note 18.2(c): Included in other receivables at 31 March 2020 was a promissory note due from 8i Enterprises for $100,000 which was entered into on 3 March 2020. In June 2020 Diginex HK entered into another promissory note with 8i Enterprises of $287,500. Upon the close of the Transaction on 30 September 2020 with 8i Enterprises the full balance of $387,500 was reclassified as an intercompany balance and eliminated on consolidation of the Group results. Included in other receivables at 31 March 2021 was an amount due from an associate which was reclassed to other receivables in December 2020 as payments would be settled by a 3rd party (note 19.1). This other receivable was paid on a monthly basis and fully received in April 2021.

Company	At 31 March 2021	At 31 March 2020
	USD	USD
Deposits	2,230	2,193
Prepayments	95,581	-
Other receivables	94,668	-
Total	192,479	2,193

58

19 AMOUNT DUE To / FROM AN ASSOCIATE

19.1 Amount due from an associate

	At 31 March 2021	At 31 March 2020	At 31 March 2019
	USD	USD	USD
At 1 April	977,421	1,991,988	-
Foreign exchange translation difference	(1,173)	-	-
Loan novation (note 15)	-	4,323,530	-
Working capital advance	-	226,308	1,991,988
Loan receivable	-	2,000,000	-
Repayment	(760,136)	(814,572)	-
Impairment reversal (impairment)	21,071	(6,749,833)	-
Reclass to other receivables	(237,183)	-	-
At 31 March	-	977,421	1,991,998

Diginex HK had advanced DHPC working capital, with a balance outstanding as at 31 March 2019 of $1,991,998. During the year ended 31 March 2020, $4,323,530 of a loan receivable from a third party was novated to DHPC, an associate, (note 15) and hence the amount became collectable directly from DHPC. Diginex HK also advanced DHPC an additional $226,308 of working capital during the same period. On 28 June 2019, the Group entered into an additional loan agreement with DHPC for an amount of $2,000,000 to be used for the purchase of new high-performance computing equipment. The loan was interest bearing at 5% per annum and repayable from 75% of DHPC EBITDA.

As at 31 March 2020 the combined amounts due from DHPC were impaired by $6,749,833 to leave an outstanding balance of $977,421.

During year ended 31 March 2021, $700,000 of the outstanding balance was settled by the associate. The remaining balance was novated to be paid by a third party. As of 31 March 2021, $45,538 remained outstanding which was fully repaid by April 2021 as noted in note 18.2 (c). Total amount settled associated with this balance during the year ended 31 March 2021 was $951,781.

19.2 Amount due to an associate

During the year ended 31 March 2021, $900,000 was advanced from a 100% owned subsidiary of DHPC to Diginex HK on an interest free basis, unsecured basis and repayable on demand. There were no amounts due to an associate as at 31 March 2020.

59

20 RELATED PARTY TRANSACTIONS

20.1 Transactions with other related parties

In addition to those related party transactions and balances disclosed elsewhere in the consolidated financial statements, the Group had the following transactions with its related parties during the reporting period:

		Year ended 31 March 2021	Year ended 31 March 2020	Year ended 31 March 2019
	Notes	USD	USD	USD
Amounts received (paid) per the following:

Income from services
Services agreement with a shareholder	(a)	148,201	151,288	120,822
Custody service income from a shareholder	(b)	-	4,108	-
Exchange revenue	(c)	23,103	-	-

Financing costs
Interest and finance cost charged on shareholder loans	(d)	(277,959)	(1,333,480)	(463,288)
Interest charged on notes payable	(e)	(17,855)	(57,064)	-
Interest charged on convertible bond	(f)	(44,493)	-	-

Other transactions
Shares issued to an existing shareholder	(g)	-	(155,030)	-
Shares subscribed by employees for cash	(h)	120,185	-	-
Subscription to convertible bond	(f)	1,530,000	-	-
Repurchase of shares	(i)	-	-	(6,619,463)
Exchange promotion rewards	(j)	(108,302)

Note 20.1(a): The amounts received from a shareholder were pursuant to the terms of services agreement between Diginex HK and a shareholder. Services include the provision of office space and administrative duties. On 15 June 2021, the service agreement with the shareholder was terminated.

Note 20.1(b): During the year ended 31 March 2020, Pelham Limited, used the custody service offered by Digivault and was charge a fee on an arms-length basis. Pelham Limited is a company controlled by Miles Pelham, the founder of Diginex HK.

Note 20.1(c): During the year ended 31 March 2021, key management personnel and their immediate family members paid fees while trading on the EQONEX digital asset exchange.

Note 20.1(d): The interest expense paid to the shareholders were pursuant to the terms in the loan agreements entered into between Diginex HK and the shareholders. For the year ended 31 March 2019 $70,250 relates to finance fees paid to the shareholders, other than Pelham Limited, pursuant to the terms in the loan agreements entered between the Company and shareholders.

Note 20.1(e): The interest charged on the notes payable (note 31) is pursuant to terms in note agreement entered between Diginex Capital Limited, a subsidiary of the Company, employees, and a shareholder.

Note 20.1(f): During the year ended 31 March 2021, key management personnel and some of their immediate family members subscribed to the convertible bond with a 10% coupon issued by Diginex HK (note 32).

Note 20.1(g): During the year ended 31 March 2020, Diginex HK issued shares to existing shareholders for consulting services. This non-cash amount was recorded as consulting expenses.

Note 20.1(h): During the year ended 31 March 2021, two employees and one of their immediate family members subscribed for shares in Diginex HK for cash consideration on an arm’s length basis.

Note 20.1(i): During the year ended 31 March 2019, Diginex HK purchased shares from a former employee for a value of $6,619,463. The purchase consisted of two transactions:

●	Cash payment of $3,144,943
●	Allocation of Madison Group Holdings Limited shares received as consideration of the partial divestment of DHPC valued at $3,474,520

Note 20.1(j): During the year ended 31 March 2021, key management personnel and their immediate family members who are users on the EQONEX exchange participated in the promotion events and received rewards on the same terms as all users on the EQONEX exchange.

60

20.2 Amounts due from related companies

The amounts due from related companies as at 31 March 2021, 31 March 2020, and 31 March 2019 are unsecured, interest-free and repayable on demand. At 31 March 2021 and 2020, the amounts due from related companies relate to initial costs in incorporating the underlying fund entities in the Cayman Islands as part of the Asset Management business. Prior to the launch of the asset management fund entities, all shares were owned by the Group. The Group only holds non-participating management shares post the launch of the funds in November 2019.

20.3 Amounts due to related companies

The amounts due to related companies as at 31 March 2021 are due to Bletchley Park Multi-Strategy Fund Offshore Limited, which is managed by the investment manager, Diginex SA. The investment manager was previously Bletchley Park Asset Management (Hong Kong) Limited and since October 2020 is Diginex SA. The investment manager of the funds agreed to cap expenditure in the fund at 1% of assets under management. As at 31 March 2021, the expenditure incurred by the fund exceed the agreed cap with the investment manager by $203,460 and hence resulting in an amount payable to the fund.

20.4 Amounts due from shareholders

The amounts due from shareholders are unsecured, interest-free and repayable on demand.

	Maximum amount outstanding during the year ended 31 March 2021	At 31 March 2021	At 31 March 2020	At 31 March 2019
		USD	USD	USD
Pelham Limited	-	-	-	25,664
DHC Investments Limited	49,276	36,962	37,278	75,435
Various	500	1	448	-
		36,963	37,726	101,099

61

20.5 Amounts due to directors

The amounts due to directors are unsecured, interest-free and had no fixed terms of repayment.

	Maximum amount outstanding during the year ended 31 March 2021	At 31 March 2021	At 31 March 2020	At 31 March 2019
		USD	USD	USD
Miles Pelham	39,180	-	28,214	327,573
Richard Byworth	262,381	6,241	243,117	29,122
Paul Ewing	118,067	544	103,273	-
Chi Won Yoon	65,407	-	-	-
Stylianos Moussis	100,791	-	-	-
Gemini Lo	-	-	-	160
		6,785	374,604	356,855

As a result of the Transaction, amounts disclosed above includes that for directors of Diginex HK and the Company. As at 31 March 2021, neither Miles Pelham, Stylianos Moussis or Gemini Lo were directors of either Diginex HK or the Company.

20.6 Loans from shareholders

		At 31 March 2021	At 31 March 2020	At 31 March 2019
	Notes	USD	USD	USD
1 April		10,711,563	10,406,249	-
Loans advanced		100,000	5,332,303	14,625,561

Loan repayment:
Loan settled through sale of Solutions Business	37	(6,000,000)	-	-
Loan repayments settled in cash		(3,949,050)	(4,850,000)	(4,612,350)
Loan settled in shares	a	(650,000)	-	-
Loan converted to convertible bond		(100,000)	-	-

Interest repayment:
Interest charged	8	277,959	1,333,480	393,038
Interest repayments settled in cash		(318,166)	(1,510,469)
Interest settled in shares	a	(72,306)	-
		-	10,711,563	10,406,249

Note a – Loan principal and accrued interest, totaling $722,306, were settled by the issuance of 9,039 Diginex HK shares (note 24)

As at 31 March 2020, the outstanding loan from a shareholder, Pelham Limited, is unsecured, interest-bearing at 12.5% per annum and repayable on 31 July 2021 which can be further extended for six months or beyond at the shareholder’s discretion or terminated on the public listing of the Company. The credit facility extends to $20m. This loan was re-classified in May 2020 from unsecured to secured and interest payable included in the loans from shareholders balance above amounted to $112,524. On 30 September 2020 the credit facility offered by Pelham Limited was terminated.

During the year ended 31 March 2019, there were two other interest-bearing shareholder loans. DHC Investments and Melissa McDermott extended loans of $3.5m and $1.0m respectively, both of which were fully repaid as of 31 March 2019.

62

20.7 Amounts due to shareholders

	Maximum amount outstanding during the year ended 31 March 2021	At 31 March 2021	At 31 March 2020	At 31 March 2019
		USD	USD	USD
Various	185,504	-	1,686	-
		-	1,686	-

During the year ended at 31 March 2021, the amounts outstanding to shareholders includes interest accrued on the convertible bond.

20.7 Sale of Solutions Business

On 15 May 2020, Diginex HK, together with Diginex Solutions Limited, sold the legal entities of Diginex Solutions (HK) Limited and Diginex USA LLC, together with the trademarks associated with the Diginex name, to a related party, Rhino Ventures Limited, an entity controlled by Miles Pelham, the founder of Diginex HK. The Group realized a gain on sale of $5,073,545 which has been recognized as discontinued operations (note 37).

20.8 Key management compensation

	Year ended 31 March 2021	Year ended 31 March 2020	Year ended 31 March 2019
	USD	USD	USD
Fees	75,000	-	-
Basic salaries, allowances and all benefits-in-kind	2,532,911	2,029,445	1,452,042
Pension costs - defined contribution plans	62,877	14,055	11,731
Share-based payments	18,312,630	7,392,836	222,218
	20,983,418	9,436,336	1,685,991

Key management personnel are considered as the directors of Diginex HK (for the pre Transaction period) and the Company for the periods noted above, as well as members of the Executive Committee.

63

21 CLIENT ASSETS AND LIABILITIES

	Year ended 31 March 2021	Year ended 31 March 2020	Year ended 31 March 2019
	USD	USD	USD
Client monies consisted of:
Cash	5,142,400	500,933	-
Digital assets and USDC, at fair value	21,879,525	42,977	-
	27,021,925	543,910	-

As at 31 March 2021 and 31 March 2020, the Group held monies in the form of cash (fiat), digital assets and USDC on behalf of clients. The assets were held to enable clients to trade on the EQONEX exchange and execute OTC trades involving digital assets. Cash balances were held in bank accounts and the digital assets and USDC were held in secure wallets with a custodian. The Group has control over these assets and bears the associated risks. The values of the assets are taken from the prices stated on the active public markets that the assets are traded on.

Following the launch of the Exchange, on-exchange credit has been offered to some trading clients. Prior to the advance of on-exchange credit, the client deposits collateral with the Exchange to mitigate any risk of the Exchange incurring a loss. At 31 March 2021, total collateral of $150,000 and USDC 310,000 was recorded as client assets with the corresponding liabilities within the balances shown above.

Based on the terms of the on-exchange credit, the clients cannot withdrawal assets advanced in the form of on- exchange credit unless there is an excess above the notional amount granted in the clients’ trading account. As such, the risk and rewards of the asset has not been transferred. Only if the client’s trading balance drops below the notional amount of on-exchange credit granted does an obligation crystalize and the client then has an obligation to top-up their trading account on the Exchange. If a client’s trading account balance is below the value of on-exchange credit advanced, an asset and associated liability is recognized in the consolidated statement of financial position. At 31 March 2021 those selected clients all held trading balances in excess of the notional on-exchange credit granted and therefore no incremental assets or liabilities were recorded other than the collateral deposited. See note 39.2.3 for details.

64

22 DIGITAL ASSETS

	At 31 March 2021	At 31 March 2020	At 31 March 2019
	USD	USD	USD
Opening	36,034	-	-
Additions	699,828	36,034	-
Disposals	(748,293)	-	-
Revaluation gain	429,789	-	-
Revaluation loss (note 6)	(68,360)	-	-
	348,998	36,034	-

Digital assets primarily consist of BTC and ETH.

As at 31 March 2020, the Group held digital assets on exchanges to facilitate the Proprietary Trading business. During the year ended 31 March 2021, the Group ceased the Proprietary Trading business. Digital asset additions were acquired for cash payments.

The Group also holds digital assets to fund trading competitions and marketing expenses, amongst others, and are disclosed as disposals above. The value of the digital assets were taken from the prices stated on the active public markets that the assets are traded on.

Revaluation gains on digital assets accounted for under SFRS(I) 1-38 are recorded in equity via other comprehensive income where unrealized gains are recorded within the revaluation reserve. Upon realization, the realized revaluation gains are reclassified from revaluation reserve to accumulated losses. Revaluation gain is only recorded in the consolidated statement of profit or loss if it reverses a previously recorded revaluation loss and only to the extent of the loss.

During the year ended 31 March 2021, a revaluation gain of $429,789 was recorded in the consolidated statement of comprehensive (loss) income, of which $249,529 was realized and was reclassified from revaluation surplus to accumulated losses, leaving a residual $180,260 unrealized revaluation gain in the revaluation surplus at 31 March 2021.

Revaluation losses on digital assets are recorded in the consolidated statement of profit or loss. A revaluation loss is only recorded in equity via other comprehensive income if it reverses a previously recorded revaluation gain recorded in other comprehensive income.

23 USDC

USDC is a type of digital asset where 1 USDC can be redeemed from the issuer for 1 US dollar.

As at 31 March 2021 the Group held USDC 2,034,800. The Group uses USDC to settle expenses incurred in the normal course of business, such as marketing costs. In addition, the Group held USDC on exchanges as to aid the liquidation risk management process on EQONEX when client positions are liquidated.

As at 31 March 2020 the Group held USDC 293,793 which was acquired with cash during the year.

As at 31 March 2019, the Group held no USDC.

65

24 Share capital

Per note 2.5, under a deemed reverse acquisition, the historical shareholders’ equity of Diginex HK, being the accounting acquirer (legal acquiree) prior to the Transaction is retrospectively adjusted to reflect the legal capital structure of the accounting acquiree (legal acquirer). This is done by using the exchange ratio as determined on the completion of the Transaction of 13.9688 shares in the Company for each Diginex HK share and 1:2.5455 for the share capital value of Diginex HK against a value of $8.50 per the Company’s listed share price on 30 September 2020 (excluding capital raise expenses). The difference in value of the share capital arising from this conversion versus the share capital amount in Diginex HK is recorded in equity under the reverse acquisition reserve.

As a Singapore incorporated company, the Company’s shares do not have a par value.

	Number of	Share capital	Reverse acquisition	Share capital net of reverse acquisition reserve
Group	Shares	amount	reserve	Amount
Ordinary shares, issued and fully paid:		USD	USD	USD
At 1 April 2018	1,020,400	10,572,482	-	10,572,482
Shares issued for cash during the year	7,424	2,412,868	-	2,412,868
Shares issued for consulting services (a)	990	242,635	-	242,635
Shares issued as consideration for acquisition of a subsidiary (note 36.3)	816	199,920	-	199,920
Expenses related to raise of capital	-	(44,985)	-	(44,985)
Shares repurchased during the year (b)	(55,727)	-	-	-
At 31 March 2019 pre-recapitalization	973,903	13,382,920	-	13,382,920
Recapitalization of Diginex HK (1:13.9688 exchange ratio) (i)	12,630,313	20,753,062	(20,753,062)	-
At 31 March 2019 recapitalized	13,604,216	34,135,982	(20,753,062)	13,382,920

At 1 April 2019 pre-recapitalization	973,903	13,382,920	-	13,382,920
Shares issued for cash during the year	214,753	31,831,174	-	31,831,174
Shares issued for consulting services (a)	17,081	2,709,854	-	2,709,854
Shares issued for intangible asset purchase (c)	35,088	5,400,043	-	5,400,043
Shares issued to employees (d)	10,522	1,745,447	-	1,745,447
Expenses related to raise of capital (h)	-	(913,159)	-	(913,159)
At 31 March 2020	1,251,347	54,156,279	-	54,156,279
Recapitalization of Diginex HK (1:13.9688 exchange ratio) (i)	16,228,418	85,180,290	(85,180,290)	-
At 31 March 2020 recapitalized	17,479,765	139,336,569	(85,180,290)	54,156,279

At 1 April 2020 pre-recapitalization	1,251,347	54,156,279	-	54,156,279
Shares issued for cash prior to the Transaction	3,572	285,438	-	285,438
Shares issued on conversion of convertible bond (note 32)	318,311	25,436,232	-	25,436,232
Shares issued for consulting services (a)	595	47,546	-	47,546
Shares issued for intangible asset purchase (c)	3,899	600,056	-	600,056
Shares issued to employees (d)	9,114	728,300	-	728,300
Shares issued to settle shareholder loan (e)	9,039	722,306	-	722,306
Equity-settled share-based payments (f)	448	35,800	-	35,800
Anti-dilutive share issuance (g)	187,001	-	-	-
Expenses related to raise of capital (h)	6,382	(152,044)	-	(152,044)
Subtotal	1,789,708	81,859,913	-	81,859,913
Recapitalization of Diginex HK (1:13.9688 exchange ratio) (i)	23,210,292	129,019,911	(129,019,911)	-
Subtotal – recapitalized	25,000,000	210,879,824	(129,019,911)	81,859,913
Recapitalized with founding share of the Company	1	1	(16,610)	(16,609)
Acquisition of 8i Enterprises (j)	6,688,392	56,851,332	-	56,851,332
At 30 September 2020 - recapitalized	31,688,393	267,731,157	(129,036,521)	138,694,636
Shares issued for consulting services (k)	27,334	285,160	-	285,160
Shares issued for cash during the six months to 31 March 2021 (l)	2,571,669	21,980,647	-	21,980,647
Expenses related to raise of capital (l)	-	(1,636,312)	-	(1,636,312)
Shares issued in settlement of earn-out awards (m)	3,030,000	7,241,700	-	7,241,700
Shares issued for warrants exercised (n)	1,480,965	17,031,098	-	17,031,098
At 31 March 2021	38,798,361	312,633,450	(129,036,521)	183,596,929

	Number of	Share capital
Company	Shares	amount
Ordinary shares, issued and fully paid:		USD
At 1 April 2019	-	-
Incorporation of the Company on 1 October 2019	1	1
At 31 March 2020	1	1

At 1 April 2020	1	1
Acquisition of Diginex HK (i)	25,000,000	212,500,000
Acquisition of 8i Enterprises (j)	6,688,392	56,851,332
Shares issued for consulting services (k)	27,334	285,160
Shares issued for cash (l)	2,571,669	21,980,647
Expenses related to raise of capital (l)	-	(1,636,312)
Shares issued in settlement of earn-out awards (m)	3,030,000	7,241,700
Shares issued for warrants exercised (n)	1,480,965	17,031,098
At 31 March 2021	38,798,361	314,253,626

66

Note 24(a): Diginex HK shares were issued at the fair value for the services rendered during the periods.

Note 24(b): During the year ended 31 March 2019, Diginex HK repurchased 55,727 of its shares for a total consideration of $6,619,463 which was paid wholly out of retained profits in accordance with section 257 of the Hong Kong Companies Ordinance and cancelled the shares. The total amount paid for the purchase of the shares has been charged to retained profits of the Diginex HK under SFRS(I) 1-32. The consideration was settled by cash and listed equity investments held by Diginex HK (see note 20).

Note 24(c): Diginex HK issued shares for the purchase of intangible assets. The shares were issued at the fair value of the asset acquired (note 12).

Note 24(d): For the year ended 31 March 2021, Diginex HK shares totaling a fair value of $393,242 were issued to employees related to the salary deferral scheme. Shares issued to employees also includes shares totaling a fair value of $12,861 issued as part of the contractual agreement related to the Solutions Business and reported net of the gain on sale. In addition, shares were also issued to employees in lieu of salaries and benefits-in-kind amounting to $211,122 and $111,075, respectively. The total amounted to $728,300 of which $715,834 is presented as continued operation and $12,466 as discontinued operations (note 37) in the consolidated statement of cash flows.

For the year ended 31 March 2020, 10,522 shares of Diginex HK were issued to employees who participated in the salary deferral scheme and to settle contractual obligations.

Note 24(e): Shareholders loan of $650,000 and the associated interest of $72,306 were settled by the issuance of 9,039 Diginex HK shares (note 20).

Note 24(f): On 1 September 2020, an employee share option holder exercised its vested share options from the employee share option scheme resulting in the issuance of 448 new Diginex HK shares.

Note 24(g): Shares were issued to shareholders as make-whole units based on an anti-dilutive clause in the share subscription agreement of Diginex HK.

Note 24(h): Expenses to raise capital via both the issuance of Diginex HK shares and the convertible bond amounted to $687,236 of which $509,985 was settled in shares, resulting in a net charge against share capital of $177,251. Also included is capitalized finance costs, recorded under the effective interest rate method in relation to the convertible bond in accordance with SFRS(I) 9, of $25,207 (note 32) resulting in a total charge of $152,044.

Note 24(i): On completion of the Transaction, Diginex HK shareholders were issued 25,000,000 new shares in the Company in exchange for the outstanding shares of 1,789,708. The resultant share exchange ratio being 13.9688. This exchange ratio has been applied to the issued number of shares of Diginex HK as at 30 September 2019 as per the significant accounting policies detailed in note 2.5. The Company’s share capital is based on the closing price of the Company’s listed share price on 30 September 2020 of $8.50 per share. The 25,000,000 shares issued to the shareholders of Diginex HK, hence have a value of $212,500,000 (excluding prior expenses related to raise of capital). This derives a share capital conversion ratio of 1:2.5455 when comparing the share capital value for Diginex HK of $83,480,089 (excluding prior expenses related to raise of capital) immediately before the Transaction which is applied to the share capital of Diginex HK in the recapitalization. A reverse acquisition reserve of $129,019,911 is recorded in equity for the difference between the share capital value of the Company and Diginex HK. The exchange ratio has also been applied to the shares and share capital issued by Diginex HK as at 31 March, 2020 and 2019.

Note 24(j): 6,688,392 shares of the Company were issued to the shareholders of 8i Enterprises and service providers to the Transaction on 30 September 2020. The shares were fair valued at $8.50, the closing price of the Company’s listed share price on 30 September 2020.

Note 24(k): The Company issued 27,334 new shares totaling a fair value of $285,160 for services on 9 October 2020.

Note 24(l): On 15 January 2021, the Company issued 2,571,669 new shares and the same number of private warrants in a private placement for cash of $38,575,035. On a residual value basis after deducting the fair value of the private warrants, the new shares are estimated to have a fair value of $21,980,647. Capital raise expenses of $2,871,652 were incurred for the private placement of which $1,636,312 relates to the new shares issued on a fair value pro-rata basis which $1,354,253 was settled in cash and the residual $282,059 still accrued. Net cash impact is therefore $20,626,294 for the shares issued.

Note 24(m): In January 2021, the Company issued 3,030,000 new shares to the former shareholders of Diginex HK and a service provider to the Transaction in settlement for meeting the first milestones per the earn-out award arrangement (see note 25 for details). The shares related to the first milestone were estimated to have a fair value of $7,241,700 based on the Monte Carlo simulation ran when calculating the share-based payment reserve and expenses upon the completion of the Transaction on 30 September 2020.

Note 24(n): After the Transaction, public warrant holders exercised their right to acquire 1,480,965 Company shares at $11.50 each totaling $17,031,098 for cash.

67

25 SHARE-BASED PAYMENT RESERVE - SHARE OPTIONS, SHARE AWARDS AND EARN-OUT

Group	At 31 March 2021	At 31 March 2020	At 31 March 2019
	USD	USD	USD
At 1 April	10,356,664	634,462	-
Employee share option scheme (note 25.1)	26,942,783	9,722,202	634,462
Exercised employee share options (note 25.1)	(623,512)	-	-
Acceleration of expenses from the share option scheme modification (note 25.2)	1,315,248	-	-
Share awards accrued, not yet issued (note 25.3)	642,973	-	-
Earn-out share awards accrued (note 25.4)	32,148,300	-	-
Earn-out shares issued (note 25.4)	(7,241,700)	-	-
At 31 March	63,540,756	10,356,664	634,462

Company	At 31 March 2021	At 31 March 2020
	USD	USD
At 1 April	-	-
Share awards accrued and employee share options (note 25.1.1)	19,707,903	-
Earn-out share awards accrued (note 25.4)	32,148,300	-
Earn-out shares issued (note 25.4)	(7,241,700)	-
At 31 March	44,614,503	-

25.1 Employee share option scheme - Group

Prior to the Transaction, Diginex HK adopted a share option scheme (the “Scheme”). The Scheme held options equivalent to 15% of the total outstanding share capital of Diginex HK that were allocated to employees of Diginex HK and its subsidiaries at the absolute discretion of the directors of Diginex HK.

During the year ended 31 March 2020, Diginex HK made two modifications to the structure of the Scheme:

●	Reduced the strike price from $0.10 to nil as at 18 December 2019
●	Increased the options pool from 15% to 20% of Diginex HK outstanding share capital as at 13 February 2020

Options granted under this Scheme could be exercised after 36 months from commencement of employment with Diginex HK, or its subsidiaries, or on other conditions as detailed in the Scheme policy. The options gave the holder the rights to receive ordinary shares in Diginex HK. The fair value of the share options as at 31 March 2020 was $46,233,440 (weighted average fair value per share option: $153.90 each) of which the Group recognized a share option expense of $9,722,202. As at 31 March 2019, the fair value of the share options was $5,201,072 (weighted average fair value per share option $34.44 each) of which the group recognized a share option expense of $634,462.

Upon completion of the Transaction and based on an exchange ratio of 13.9688, the outstanding options of 300,412 as at 31 March 2020 would be equivalent to 4,196,395 options in the Company and at 31 March 2019 the outstanding options of 151,019 would be equivalent to 2,109,548 in the Company (see note 11).

During the six months to 30 September 2020, as new shares were issued by Diginex HK and there were leavers and joiners to the Scheme, the number of awards changed from 300,412 to 429,530 and the grant date fair value of the Scheme changed from $46,233,440 at 31 March 2020 to $46,256,501 as at 30 September 2020 prior to the Transaction.

During the year ended 31 March 2021, 4,327 vested Diginex HK share options were exercised which were settled by 3,879 shares transferred by a third party who received shares in advance of providing a service. The service was not completed and these shares were reallocated and 448 new Diginex HK shares issued with a fair value of $35,800. No Diginex HK share options vested during the year ended 31 March 2020 and hence no share options were exercised in this period.

25.1.1 Share awards accrued and employee share option scheme - Company

During the year ended 31 March 2021, the Company recorded accrued share awards and employee share options in share-based payment reserve of $19,707,903.

The accrued employee share options arose as a condition of the Transaction, the Company established a new employee share option scheme (the “Plan”) with the terms set out per 25.2 where 5,600,000 share options were granted with a grant date on 30 September 2020 and a grant date fair value of $8.50 each which vests 15 months post Transaction.

Accrued share awards relate to the salary deferral scheme and contractual agreements that have yet to be issued and remain accrued in the share-based payment reserve based on the fair value of the services provided.

As at 31 March 2020, the Company had no share awards accrued not yet issued and no employee share options scheme.

68

25.2 Share option scheme modification - Group

On the modification date 30 September 2020, as a condition of the Transaction, the Company established a new employee share option scheme (the “Plan”) which replaces the Scheme with modified terms:

(i)	options are granted for no consideration
(ii)	exercise price: $0 per share
(iii)	grant date: 30 September 2020
(iv)	vesting condition: service condition of 15 months from grant date
(v)	share price at modification date: $8.50
(vi)	number of options per plan: 5,600,000

Comparing between the Plan and the Scheme, the key changes are:

●	The options included in the Plan are now a fixed number rather than being based on a percentage of outstanding shares issued, and
●	Changing from 3 year service condition from employment date to 15 months service condition from 30 September 2020.

Management considers the Plan is a replacement of the Scheme for the Group to continue to incentivize employees and for their retention.

Impact on fair value upon replacement:

In accordance with SFRS(I) 2, management assessed whether there was an incremental fair value to the awardees upon the replacement of the Scheme by the Plan.

The Plan has a grant date and modification date fair value of $47,600,000 based on 5,600,000 Company options in the Plan and the quoted share price on closing of the Transaction of $8.50. The Scheme had a modification date fair value of $51,000,000 based on 429,530 of Diginex HK options in the Scheme at a deemed fair value of $118.73 per Diginex HK share. The $118.73 is based on the closing Transaction price of $8.50 multiplied by the exchange ratio of 13.9688.

As the modification date fair value of the Plan of $47,600,000 is not higher than the Scheme fair value of $51,000,000, no incremental fair value needs to be amortized over the Plan terms as per SFRS(I) 2, and the Group would continue to amortize the share-based payment expense based on the grant date fair value of the Scheme of $46,256,501 as at 30 September 2020.

Impact on service period changes:

In accordance with SFRS(I) 2, management assessed the impact of a change in the service period and where awardees are benefited from the change in service condition. The modified service period condition beneficial to the awardee is taken into account when applying the modified grant-date method, where the number of awards expected to vest is amortized over the modified (shortened) vesting period resulting in an acceleration of expense.

As the Scheme service period was based on employment date, the change to the Plan impacts each awardee differently and management assessed the impact on an individual-by-individual basis to ascertain the impact. Accordingly, it was concluded some awardees would benefit from the change in the service condition which resulted in a one-off accelerated expense of $1,315,248 that was charged to the consolidated statements of profit or loss for the year ended 31 March 2021.

Expense recognized based on replacement and continuation of the Scheme:

For the year ended 31 March 2021, a $26,942,783 share-based payment expense was recognized in the consolidated statement of profit or loss. For the year ended 31 March 2020, $9,722,202 was recognized in relation to the Scheme.

69

25.3 Share awards accrued, not yet issued - Group

As at 31 March 2021, $642,973 related to the value of the shares awarded as part of the salary deferral scheme and contractual agreements that have yet to be issued and remain accrued in the share-based payment reserve based on the fair value of the services provided. As at 31 March 2020, there were no shares accrued not yet issued.

25.4 Earn-out share awards – Group and Company

Under the terms of the Transaction, the Company is also required to issue 12,000,000 earn-out shares in four equal tranches to the former shareholders of Diginex HK if certain share price milestones are met over a four-year period post 30 September 2020.

The earn-out award share price related targets are as below:

Milestone date	Share price target $	Number of shares to be awarded
1st anniversary of the Closing date	15.00	3,000,000
2nd anniversary of the Closing date	20.00	3,000,000
3rd anniversary of the Closing date	25.00	3,000,000
4th anniversary of the Closing date	30.00	3,000,000

Upon reaching the earn-out milestones, a service provider to the Transaction is also entitled to receive the equivalent of 1% of the earn-out shares issued.

Earn-out awards are accounted for under SFRS(I) 2. The earn-out awards are settled in a fixed number of shares with conditions based on future market prices, but do not require the former Diginex HK shareholders nor the service provider to provide on-going service to the Group until such milestone dates.

The awards are considered as equity-settled share-based payments with non-vesting conditions since there is no explicit nor implicit service requirements despite that the share price targets are set beyond 30 September 2020.

The fair value of the earn-out awards has been valued on a probability basis using a Monte Carlo simulation model with the below inputs:

1.	Risk-free rates of 0.12%, 0.13%, 0.16% and 0.22% respectively for the 1st to the 4th anniversary of the closing date based on daily US treasury yield curve rates on 30 September 2020
2.	No dividend will be paid during the four-year period from 30 September 2020
3.	Reference price of $8.50 based on the closing date quoted trade price on 30 September 2020
4.	20,000 simulation runs per milestone
5.	Share price volatility of 50%, based on judgement below.

Volatility parameter of 50% is used on the basis that on 30 September 2020:

a)	Volatility from a sample of 52 related companies including traditional stock exchanges had an average of 37% over a three month to five-year period.
b)	Unlike traditional exchanges, the Company is exposed to movements in digital asset values and the most prominent digital asset being BTC. The longest dating BTC option of six months had a volatility of 63% as at 30 September 2020
c)	The Company used volatility of 50% in the Monte Carlo simulation based on the average of the above two points.

The outcome of the Monte Carlo simulations derived the following probabilities and fair values per award (based on probability of achieving the share price target) per milestone date:

Milestone date	Share price target $	Number of shares to be awarded*	Risk-free rates	Probability	Fair value per award	Total fair value $
1st anniversary	15.00	3,030,000	0.12%	15.91%	$2.39	7,241,700
2nd anniversary	20.00	3,030,000	0.13%	12.71%	$2.54	7,696,200
3rd anniversary	25.00	3,030,000	0.16%	11.18%	$2.80	8,484,000
4th anniversary	30.00	3,030,000	0.22%	9.59%	$2.88	8,726,400
						32,148,300

*Includes the service provider’s 1% entitled shares upon reaching the earn-out milestones, as previously described.

The first milestone share price target was met in January 2021 and 3,030,000 Company shares were issued as a result. Share capital corresponding to the fair value of the awards valued as at 30 September 2020, the Transaction date, of $7,241,700 is recorded with an equivalent reduction in the share-based payment reserve for the year ended 31 March 2021.

70

26 WARRANTS

	Notes	At 31 March 2021	At 31 March 2020
		USD	USD
Public warrants	26.1	-	-
Private warrants	26.2	5,197,201	-
		5,197,201	-

No warrants were issued by the Group as at 31 March 2019.

26.1 Public warrants

Group & Company	At 31 March 2021	At 31 March 2020
	USD	USD
At 1 April	-	-
Issue public warrants	8,324,147
Warrants exercised	(3,968,986)	-
Warrants redeemed	(4,355,161)
31 March	-	-

Public warrants were issued by the Company to the former warrant holders of 8i Enterprises. The public warrants have the following terms:

●	Each warrant entitles the holder to purchase ½ of one Company share at an exercise price of $11.50 per full share. Warrants must be exercised in pair as no fraction shares are permitted.
●	Exercisable post Transaction and expires 5 years after the Transaction.
●	The Company may redeem the outstanding warrants, in whole and not in part, at a price of $0.01 per warrant at any time while the warrants are exercisable upon a minimum of 30 days prior written notice of redemption:

○ if, and only if, the last sales price of the Company’s shares equals or exceeds $16.50 per share for any 20 trading days within a 30 trading day period ending three business days before the Company sends the notice of redemption, and
○ if, and only if, there is a current registration statement in effect with respect to the Company’s ordinary shares underlying the Company’s warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

Public warrants are equity instruments as they are settled in the Company’s shares upon exercising and are initially recognized based on the fair value on the date of issuance. No subsequent remeasurement is required.

The public warrants were traded on Nasdaq and the closing trade price on 30 September 2020 was used to measure their fair value. On 30 September 2020, the warrants had a fair value of $8,324,147 (6,212,050 warrants valued at $1.34 each on closing at 30 September 2020), which is included as a Transaction expense in the consolidated statement of profit or loss (note 36).

Between January 2021 to March 2021, 2,961,935 warrants ($3,968,986 of the $8,324,147 reserve recorded) were exercised and 1,480,965 shares issued for cash consideration of $17,031,098. The remaining 3,250,115 warrants ($4,355,161 of the $8,324,147 reserve recorded) were redeemed by the Company for $0.01 each. The warrant reserve recognized on 30 September 2020 was reclassified to distributable reserves within retained earnings.

71

26.2 Private warrants

Group & Company	At 31 March 2021	At 31 March 2020
	USD	USD
At 1 April	-	-
Additions	16,594,388	-
Fair value remeasurement	(11,397,187)
31 March	5,197,201	-

On 15 January 2021, the Company raised cash of $38,575,035 via a private placement of 2,571,669 shares and 2,571,669 private warrants. As part of the private placement, a capital raise expense of $2,871,652 was incurred which $2,376,652 was paid from the capital raise proceeds and a remaining $495,000 accrued.

The private warrants have a 3-year tenure and each warrant has an exercise price of $18.75 per share. Based on SFRS(I) 9 and SFRS(I) 1-32, the private warrants are classified as financial liabilities on the basis that there is a contingent settlement provision outside the Company’s control which may require the Company to redeem the private warrants in cash. The private warrants are recorded as Warrant liability on the consolidated statement of financial position and are measured at fair value through profit or loss.

The fair value of the private warrants on 15 January 2021 was estimated using the Black-Scholes-Merton Call Option Model with the following inputs:

1.	Risk free rate of 0.21% based on the yield of USD Treasury Strips with the same tenure of 3 years as at 15 January 2021.
2.	No dividend will be paid during the three-year period from 15 January 2021.
3.	Share price volatility of 55.52%, based on judgement below.

Volatility parameter of 55.52% is used on the basis that on 15 January 2021:

●	Volatility from a sample of 52 related companies including traditional stock exchanges had a median of 34.45% over a three-year period.
●	Unlike traditional exchanges, the Company is exposed to movements in digital asset values and the most prominent digital asset being BTC. The historical volatility of BTC over the last three years as at 15 January 2021 was 76.59%
●	The Company used volatility of 55.52% in the Black-Scholes-Merton Call Option Model based on the average of the above two points.

The model estimates the fair value of the private warrants at $6.45 each with an aggregate value of $16,594,388 and on a pro-rata basis between the shares and warrants issued, the associated capital raise expense of $1,235,341 for the warrants is recorded as a loss (other finance cost) in the income statement ($1,022,399 was paid in cash and $212,940 accrued).

On 31 March 2021, the option pricing model was updated to estimate the fair value with the below inputs:

●	Risk free rate of 0.31% based on the yield of USD Treasury Strips with the same tenure as the warrant expiry.
●	No dividend will be paid during the warrant tenure.
●	Share price volatility of 52.75%, revised as at 31 March 2021 based on the same judgement as above where the median of the related companies sample was 34.41% and the 2.79 year annualized volatility of BTC at 71.09%.

The updated model estimates the fair value of the private warrants at $2.02 each with an aggregate value of $5,197,201 and a fair value gain of $11,397,187 is recognized in the consolidated statement of profit or loss.

72

27 OTHER RESERVES

Nature and purpose of reserves

27.1 Reverse acquisition reserve

The reverse acquisition reserve arises from the recapitalization of the Group with the Company’s share capital issued as part of the Transaction. This reserve ensures that the total shareholders equity both pre- and post-Transaction remains the same as that of the Diginex HK group immediately before the Transaction.

27.2 Share-based payment reserve

The share-based payment reserve comprises of the fair value of share options granted which are yet to vest and accrued share awards (including earn-outs) that have yet to be issued.

27.3 Foreign currency translation reserve

The foreign currency translation reserve comprises all foreign exchange differences arising from the translation of the consolidated financial statement of foreign operations. The reserve is dealt with in accordance with the accounting policies set out in note 2.5.

27.4 Accumulated losses

Accumulated losses are the cumulative net loss of the Group sustained in the business. The losses assume the continuation of Diginex HK as the accounting acquirer following the Transaction.

27.5 Non-controlling interests

On 2 March 2020, the Group acquired the remaining 25% interest in Bletchley Park Asset Management Jersey Limited in consideration for $100,000. As a result, the non-controlling interest was fully reversed and the difference between the noncontrolling interest adjustment and the consideration, amounting to $375,920, was recognized as a reserve in accumulated losses (note 36). At 31 March 2021, the remaining non-controlling interest relates solely to the 15% of Digivault Limited held by employees of the entity.

27.6 Revaluation surplus

The revaluation surplus arises from the upward revaluation surplus on Group owned Digital Assets that are measured on a revalued basis that are not yet realized, which are recorded as other comprehensive income per note 2.5.

28 DIVIDEND

During the year ended 31 March 2019, an interim dividend of $20,000,00 was paid at $20.24 per share for Diginex HK. No dividends were paid in the years ended 31 March 2020 and 31 March 2021.

73

29 LEASE LIABILITIES

During the year ended 31 March 2021, there were two new leases and one amendment entered into by the Group.

●	On 15 August 2020, the Group entered into a lease agreement for an office located in Singapore. The Group will owe monthly rental payments of SGD16,500 (approximately $12,125) until the lease agreement terminates on 31 August 2022.

●	On 1 September 2020, the Group entered into a lease agreement for an office located in Ho Chi Minh City, Vietnam. The Group will owe quarterly rental payments of VND106,080,000 (approximately $4,561) until the lease agreement terminates on 31 August 2023.

●	On 1 March 2018, the Group entered into a lease agreement for an office located in St. Hellier, Jersey. The Group owed quarterly rental payments of GBP 14,970 (approximately $18,700) until the lease agreement terminates on 28 February 2027. On 16 July 2020, the Group entered into a supplementary agreement with the landlord for the office in St. Hellier, Jersey to amend the lease term to terminate on 1 March 2021. Accordingly, the Group has elected simplified accounting for short-term leases of 12 months or less and an expense is recognized in the remaining period of the lease on a straight-line basis.

Leases that were effective during the year ended 31 March 2021 includes:

●	On 16 June 2018, the Group entered into a lease agreement for an office located in Hong Kong and paid a security deposit of $1,246,947. The Group owed monthly rental payments of HKD 1,455,744 (approximately $187,000) and the lease agreement terminated on 15 June 2021.

●	The Group entered into a lease agreement for a shared facility in Hong Kong commencing on 15 June 2018 and is renewed on a rolling basis. The Group owed monthly rental payments of HKD 33,000 (approximately $4,200). The Group had elected simplified accounting for short-term leases of 12 months or less and an expense is recognized in the period of the lease on a straight-line basis.

●	The Group entered into a short-term rolling lease agreement for an office located in London, United Kingdom, commencing on 19 November 2018. The Group owed rental payments of GBP 6,250 (approximately $7,700). An additional short-term lease agreement was entered into from 30 September 2019 with monthly payments of GBP 3,800 (approximately $4,680). The Group had elected simplified accounting for short-term leases of 12 months or less and an expense was recognized in the period of the lease on a straight-line basis. Both lease agreements were terminated pre 31 March 2021.

●	On 1 May 2018, the Group entered into a short-term rolling lease agreement for an office located in Berlin, Germany with a monthly rolling expense of €1,945 (approximately $2,100). Post 31 March 2020, the lease was terminated but a new rolling lease was entered into on 1 January 2021 of €511.7 per month. The Group had elected simplified accounting for short-term leases of 12 months or less and an expense is recognized in the period of the lease on a straight-line basis.

●	The Group entered into a short-term rolling lease agreement for an office located in Tokyo, Japan, commencing on 1 June 2018. The Group owed monthly rental payments of JPY 465,369 (approximately $4,300). The Group had elected simplified accounting for short-term leases of 12 months or less and an expense was recognized in the period of the lease on a straight-line basis. The lease was terminated pre 31 March 2021 with no plans to entered into another office lease agreement in Japan.

●	On 1 August 2019, the Group entered into a 12-month office lease in Boston, MA, USA. The Group owed monthly rental payments of $6,826 per month. The Group had elected simplified accounting for short-term leases of 12 months or less and an expense is recognized in the period of the lease on a straight-line basis. This lease was transferred out of the Group during the year ended 31 March 2021 as part of the Solutions sale.

●	On 13 January 2020, the Group entered into a short-term office lease in Singapore. The Group moved to a different office space on 1 March 2020 with a lease end date of 31 August 2020 and owed monthly rental payments of SGD 5,182 (approximately $3,725) per month. The Group had elected simplified accounting for short-term leases of 12 months or less and an expense is recognized in the period of the lease on a straight-line basis.

74

Changes in lease liability is as follows:

	At 31 March 2021	At 31 March 2020	At 31 March 2019
	USD	USD	USD
At 1 April	3,078,251	5,022,838	5,678,624
Adjustment for foreign exchange	20,082	(15,204)	-
Increase in lease liability	406,333	-	-
Lease liability from subsidiary acquired (note 36)	-	-	559,601
Reclassification (note 14(b))	(468,839)	-	-
Interest expense (note 8)	231,759	460,983	430,233
Reduction in lease liability	(2,399,147)	(2,390,366)	(1,645,620)
At 31 March	868,439	3,078,251	5,022,838

Classified in the consolidated statements of financial position as follows:

	At 31 March 2021	At 31 March 2020	At 31 March 2019
	USD	USD	USD
Current	733,488	2,132,877	1,944,507
Non-current	134,951	945,374	3,078,331
At 31 March	868,439	3,078,251	5,022,838

Maturity of lease liabilities is as follows:

	At 31 March 2021	At 31 March 2020	At 31 March 2019
	USD	USD	USD
Not later than one year	764,103	2,358,076	2,413,181
Later than one year and not later than five years	139,470	932,667	3,196,046
Later than five years	-	58,248	150,275
	903,573	3,348,991	5,759,502
Finance costs	(35,134)	(270,740)	(736,664)
Present value of minimum lease payments	868,439	3,078,251	5,022,838

The lease commitments have been discounted to calculate a present value of commitments. For the Hong Kong lease, a rate of 12.5% has been used. This reflects the rate the Company previously borrowed at from a shareholder. For the other leases, the local rate to borrow in the relevant jurisdiction has been applied.

75

30 OTHER PAYABLES AND ACCRUALS

Group	At 31 March 2021	At 31 March 2020	At 31 March 2019
	USD	USD	USD
Accounts payable (a)	3,458,574	7,735,010	1,038,632
Accruals (b)	2,511,309	1,132,792	383,917
Deferred compensation (c)	-	614,081	-
Other payables	280,219	233,049	364,915
	6,250,102	9,714,932	1,787,464

Note 30(a): Accounts payable relates to unpaid expenses incurred during the ordinary course of business.

Note 30(b): Accruals increased in March 2021 mainly due to the award of a bonus of $586,831 to employees that will be settled in June 2021 and $495,000 in relation to the private placement capital raise.

Note 30(c): During the year end 31 March 2020, the Group engaged in a salary deferral scheme. As at 31 March 2020, $614,081 was due to employees that participated in the scheme.

Company	At 31 March 2021	At 31 March 2020
	USD	USD
Accounts payable	77,443	-
Accruals (d)	690,975	11,000
	768,418	11,000

Note 30(d): The Company recorded $495,000 of accrued expense in relation to the private placement capital raise.

31 NOTES PAYABLE

Diginex Capital Limited, a subsidiary incorporated in the United Kingdom and operating as an Authorized Representative of Starmark, issued a loan note with a value date of 6 September 2019. Starmark is regulated by the Financial Conduct Authority (“FCA”), the financial services regulatory body in the United Kingdom. The loan note was available to only employees and shareholders of Diginex HK and its subsidiaries due to regulatory constraints. The loan note was structured in $5,000 units and paid interest of 15% per annum and interest payments were made on a quarterly basis. As of 31 March 2020, Diginex Capital had raised $675,000 and accrued $57,064 of interest payable.

Since 31 March 2020 a further $17,156 of interest was accrued (note 8) until the notes were redeemed early, in full, on the 1 June 2020.

32 CONVERTIBLE BOND

In May 2020, Diginex HK issued a 24-month convertible bond with a 10% annual coupon rate which had a provision for mandatory conversion into Diginex HK shares two business days prior to the completion of the Transaction. The convertible bond raised $25,000,000 which consisted of $24,415,000 in cash and $585,000 of non-cash transfers from the salary deferral scheme and shareholder loan of $485,000 and $100,000 respectively. Expenses related to the raise of the convertible bond amounted to $652,202 of which $509,741 was settled by the issuance of 6,319 Diginex HK shares (note 24(h)).

Finance costs of $509,230 were accrued via the 10% coupon on the convertible bond. On 21 September 2020, the convertible bond of $25,000,000 and finance costs accrued at that point of $436,232 were converted into Diginex HK shares under the mandatory conversion provision. The Transaction was anticipated to close on 23 September and hence the convertible bond converted on 21 September 2020. However, as the Transaction completed on 30 September 2020 additional interest was accrued, but not converted into Diginex HK shares from 22 to 28 September 2020 amounting to $47,791. Additional finance costs, recorded under the effective interest rate method in accordance with SFRS(I) 9, of $25,207 were capitalized against the expenses related to the raise of capital (note 24(h)).

76

33 CONTINGENT LIABILITIES

The Group purchased software for consideration of up to $10,000,000 of which $6,500,000 ($6,500,099 per note 12) has been capitalized with a balance of $3,500,000 remaining. Part of the consideration was paid via the issuance in Diginex HK shares and the additional $99 reflects the inability to issue fractional shares to exactly match the consideration terms.

The vendor will not be meeting the development milestones thus no payments are due from the Group for $2,000,000 of the $3,500,000 contingent consideration to the seller.

For the remaining $1,500,000, which is payable based on achieving volume targets on EQONEX. The February 2021 target associated with $1,000,000 of the balance was not met.

Accordingly, the remaining contingent payment is $500,000 as at 31 March 2021 which is only payable if a pre set target EQONEX trading volume for February 2022 is met.

34 RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

The table below provides a reconciliation of the principal amount on liabilities arising from financing activities presented in the consolidated statement of cash flows, excluding interests:

	1 April 2018	Cash Flows	Other changes	31 March 2019
	USD	USD	USD	USD
Loans from shareholders	-	10,116,736	-	10,116,736
	-	10,116,736	-	10,116,736

	1 April 2019	Cash Flows	Other changes	31 March 2020
	USD	USD	USD	USD
Loans from shareholders	10,116,736	482,303	-	10,599,039
Notes payable	-	675,000	-	675,000
	10,116,736	1,157,303	-	11,274,039

	1 April 2020	Cash Flows	Other changes (i)	31 March 2021
	USD	USD	USD	USD
Loans from shareholders	10,599,039	(3,849,050)	(6,749,989)	-
Notes payable	675,000	(675,000)	-	-
Convertible bond	-	24,272,539	(24,272,539)	-
Warrant liability	-	15,571,989	(10,374,788)	5,197,201
	11,274,039	35,320,478	(41,397,316)	5,197,201

In the year ended 31 March 2021, other changes include:

●	Partial settlement of the shareholder loan by issuance of Diginex HK shares valued at $650,000
●	Partial settlement of the shareholder loan by issue of a convertible bond valued at $100,000
●	Partial settlement of the shareholder loan as consideration for the sale of the Solutions Business valued at $6,000,000
●	Conversion of the convertible bond into Diginex HK shares
●	Remeasurement gain on the warrant liability of $11,397,187 is offset by cash settled transaction costs of $1,022,399 not recorded against the fair value of the warrants on the consolidated statement of financial positions. The outstanding $5,197,201 relates to the fair value of private warrants issued (see note 26.2).

77

35 SUBSIDIARIES

The Group’s subsidiaries at 31 March 2021 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group. The country of incorporation or registration is also their principal business place of business. Particulars of the subsidiaries as at 31 March 2021 are as follows:

Name of entity	Place of Incorporation and operation	Principal activities	Particulars of issued/registered share capital	Percentage of ownership interest
Diginex Global Limited	Hong Kong	Investment holding	10,000 ordinary shares (HK$10,000)	Indirect 100%
Diginex Limited	Hong Kong	Investment holding and provision of support services to the Group	1,779,708 ordinary shares (US$83,478,807)	Indirect 100%
10,000 ordinary shares (HK$10,000)
深圳市數塊鏈 科技有限公司 (“Diginex Limited China”)	The People’s Republic of China	Not yet commenced business	Registered capital of RMB300,000	Indirect 100%
Diginex Solutions Limited	Hong Kong	Investment holding	10,000 ordinary shares (HK$10,000)	Indirect 100%
Diginex Financial Service Limited	Hong Kong	Investment holding	10,000 ordinary shares (HK$10,000)	indirect 100%
Diginex Markets Limited	Hong Kong	Financial trading	10,000 ordinary shares (HK$10,000)	Indirect 100%
Diginex Capital (Hong Kong) Limited	Hong Kong	Not yet commenced business	10,000 ordinary shares (HK$10,000)	Indirect 100%
Diginex Capital Pte. Limited	Singapore	Provision of Digital Asset Exchange	100,000 ordinary shares of SG$1 each	Indirect 100%
Diginex SA	Switzerland	Fund Investment Manager	100,000 ordinary shares of CHF1 each	Indirect 100%
Bletchley Park Asset Management (Hong Kong) Limited	Hong Kong	Fund Investment Manager	9,935,369 ordinary shares (HK$9,935,369)	Indirect 100%
Diginex Strategic Limited	Hong Kong	Investment holding	10,000 ordinary shares (HK$10,000)	Indirect 100%
Diginex Ventures Limited	Hong Kong	Investment holding	10,000 ordinary shares (HK$10,000)	Indirect 100%
Diginex Data Centre Services Limited	Hong Kong	Data Centre Services	10,000 ordinary shares (HK$10,000)	Indirect 100%
Diginex Co., Ltd. (Korea)	Republic of Korea	Not yet commenced business	20,000 ordinary shares of KRW 500 each	Indirect 100%
Diginex GmbH	Germany	Software development	25,000 ordinary shares of EUR1 each	Indirect 100%
Bletchley Park Asset Management Jersey Limited	Jersey	Fund investment manager	10,000 ordinary shares of US$1 each	Indirect 100%

Digivault Limited	United Kingdom	Provision of digital asset custody	3,400 ordinary shares of GBP1p each 600 ordinary B shares of GBP1p each	Indirect 85% note (a)
Diginex (UK) Limited	United Kingdom	Investment holding	8,350 ordinary shares of GBP1p each	Indirect 100%
1,650 preference shares of GBP1 each
Diginex Capital Limited	United Kingdom	Financial services	1 ordinary share of GBP1	Indirect 100%
Diginex Capital (Jersey) Limited	Jersey	Not yet commenced business	1,000,000 ordinary shares of par value USD0.01 each	Indirect 100%
Diginex Solutions Pte Limited	Singapore	Technology service provider	10,000 ordinary shares of par value $1 each	Indirect 100%
Diginex Global Market Holdings Limited	Hong Kong	Investment holding	10,000 ordinary shares (HK$10,000)	Indirect 100%
Digital Markets Ltd	Republic of Seychelles	Risk management trading	1 ordinary share of US$1	Indirect 100%
Digital Software Technology Pte. Ltd.	Singapore	Technology service provider	1 ordinary share of SG$1	Indirect 100%
Digital Software Technology Vietnam Limited Liability Company	Vietnam	Technology service provider	Share capital of VND54,584,500	Indirect 100%
8i Enterprises Acquisition Corp	British Virgin Islands	Investment holding	1 ordinary share of US$1 each	Direct 100%
EQONEX Investment Products S.A.R.L	Luxembourg	Not yet commenced business	12,000 ordinary shares of EUR1 each	Indirect 100%

Note (a) – On 2 July 2019, Digivault Limited issued additional 3,399 ordinary shares of GBP1p and 600 B class ordinary shares of GBP1p each. The B class ordinary shares were purchased by employees. Both classes of shares carry the same voting rights but the B class ordinary shares have a restriction that they cannot be sold for 36 months. The issuance of B class ordinary shares created a 15% minority interest holding for the Group. During the year ended 31 March 2021, Digivault’s minority interest booked to the consolidated statement of profit or loss was $(542,341) and at the end of the year the accumulated minority interest of Digivault was $(748,136).

During the year ended 31 March 2021 the Group closed Diginex Asset Management (Cayman) Limited, Digivault (Jersey) Limited and Diginex Japan Limited. These entities are no longer consolidated.

78

36 ACQUISITIONS

36.1 8i Enterprises Acquisition Corp and Diginex Limited

On 30 September 2020, the Company completed the Transaction with 8i Enterprises and Diginex HK where the Company issued 6,688,392 shares to 8i Enterprises shareholders and service providers to the Transaction as well as 25,000,000 shares to the Diginex HK shareholders. The 6,688,392 shares issued were valued at $8.50 based on the quoted trading price on 30 September 2020, with a total value of $56,851,332.

In addition, the Company also issued 6,212,050 warrants to the former warrant holders of 8i Enterprises on a one to one basis as part of the Transaction. The warrants were valued at $1.34 based on the quoted trading price on 30 September 2020, with a total value of $8,324,147.

As a result of the Transaction, the Diginex HK shareholders became the majority shareholders of the Company and Diginex HK is considered the accounting acquirer per note 2.5.

As at 30 September 2020, 8i Enterprises held cash of $35,263,363 in Trust due back to the redeeming former shareholders of 8i Enterprises and recorded an equivalent redemption liability. The redemption liability was settled in full on 2 October 2020.

The fair values of the identifiable assets and liabilities of 8i Enterprises acquired as at 30 September 2020, the date of Transaction were as follows:

Net assets acquired:	Notes	USD
Prepayment, other receivables and other assets		54,166
Cash held in trust		35,263,363
Cash and cash equivalents		24,149,525
Redemption liability		(35,263,363)
Accounts payable		(909,051)
Other payables and accruals		(1,725,000)
Amount due to Diginex HK		(390,030)
Total identifiable net assets at fair value		21,179,610
Transaction expense	6	43,995,869
Deemed consideration (see below)		65,175,479

Deemed consideration comprised of:
- 6,688,392 shares valued at $8.50 per share		56,851,332
- 6,212,050 warrants valued at $1.34 per warrant	26	8,324,147
		65,175,479

An analysis of the cash flows in respect of the acquisition of a subsidiary is as follows:
Cash consideration paid		-
Cash and cash equivalents acquired		24,149,525
Net cash inflow generated from acquisition		24,149,525

The fair values of the identifiable assets and liabilities of the Company acquired as at the date of Transaction were as follows:

Net assets acquired:	Note	USD
Prepayment, other receivables and other assets		2,191
Cash and cash equivalents		50
Other payables and accruals		(18,851)
Total identifiable net assets at fair value		(16,610)
Recapitalization difference taken to reverse acquisition reserve	24	16,610
Deemed consideration		-
An analysis of the cash flows in respect of the acquisition of a subsidiary is as follows:
Cash consideration paid		-
Cash and cash equivalents acquired		50
Net cash inflow generated from acquisition		50

Upon incorporation, the Company issued one founding share at $1 on 1 October 2019. On completion of the Transaction, the Company’s net liabilities of $16,610 and share capital of $1 were consolidated into the Group’s consolidated financial statements via the recapitalization of Diginex HK (note 2.5).

79

36.2 Bletchley Park Asset Management Jersey Limited

On 21 November 2018, the Group acquired a 75% interest in Bletchley Park Asset Management Jersey Limited. Bletchley Park Asset Management Jersey Limited acts as investment manager to Bletchley Park Asset Management Master Fund, Bletchley Park Asset Management Feeder 1 and Bletchley Park Asset Management US Feeder 1. The acquisition is for the purpose of potential business of provision of assets management services in the future. Acquisition costs were insignificant.

The fair values of the identifiable assets and liabilities of Bletchley Park Asset Management Jersey Limited acquired as at the date of acquisition were as follows:

Net assets acquired:	USD
Right-of-use assets	538,478
Prepayment, other receivables and other assets	17,670
Cash and bank balances	130,479
Lease liabilities	(559,601)
Other payables and accruals	(17,066)
Total identifiable net assets at fair value	109,960
Non-controlling interests of 25%	(27,490)
Gain on bargain purchase recognized in other gains in the combined and consolidated statement of profit or loss	(82,470)
Consideration	-

An analysis of the cash flows in respect of the acquisition of a subsidiary is as follows:
Cash consideration paid	-
Cash and cash equivalents acquired	130,479
Net cash inflow generated from acquisition	130,479

Should the performance of Bletchley Park Asset Management Jersey achieve certain milestones, payments are required to be made to the former shareholders. A payment of $350 per share would be made if either:

●	Assets under management reach $50m and performance of assets is greater than 20% for that fiscal year
●	Assets under management reach $100m and performance of assets is greater than 10% for that fiscal year

The above potential payments have not been reflected in the financial statements as Diginex are of the view that it is unlikely they will be achieved.

In addition to the above potential future payments, Diginex also agreed to fund working capital commitments of the Bletchley Park Asset Management Jersey of up to $1m.

The above transaction resulted in a bargain purchase being recognized on consolidation. Diginex considered if any intangibles assets could be recognized rather than booking such a gain but could not recognize any with any certainty. Diginex considered potential intangibles such as customers, employees, trading strategies and trade names/marks.

Had the acquisition of Bletchley Park Asset Management Jersey been completed on 1 April 2018, revenue for the year end 31 March 2019 would have been approximately $697,048 and for loss for the year ended 31 March 2019 approximately $408,390. The revenue and loss from the date of acquisition to 31 March 2019 was approximately $46,763 and $357,776 respectively.

On 2 March 2020, the Group acquired the remaining 25% interest in Bletchley Park Asset Management Jersey Limited (“BPAMJ”) for consideration of $100,000. As a result, the non-controlling interest of $275,920 was fully reversed and the difference between the noncontrolling interest adjustment and the consideration of $375,920 was recognized in other reserves within accumulated losses on the interim condensed consolidated statement of changes in equity.

The payment of the $100,000 was payable in accordance with the below:

$25,000     on completion of the acquisition

$25,000     on 29 March 2020 (paid 2 April 2020)

$50,000     30 days after Diginex SG listed on Nasdaq

On a consolidation level per SFRS(I) 10, the 25% noncontrolling interest that had accumulated on the statement of financial position from the date of acquisition of 75% through 2 March 2020 when 100% ownership was acquired, is as follows:

Acquisition 21 Nov 2018:	($27,490)
01 Dec 2018 – 31 Mar 2019:	$89,444 (25% of BPAMJ net loss for the period)
01 Apr 2019 – 02 Mar 2020:	$213,966 (25% of BPAMJ net loss for the period)
Total	$275,920 (25% share of net loss since acquisition)

80

36.3 Diginex (UK) Limited (formerly known as “Altairian Capital Holdings Limited”)

On 14 December 2018, the Group acquired a 100% interest in Diginex (UK) Limited (formerly known as “Altairian Capital Holdings Limited”). Diginex (UK) Limited is engaged in investment holding. The acquisition provided a structure to launch fund related products in the United Kingdom. Acquisition costs were insignificant.

The fair values of the identifiable assets and liabilities of Diginex (UK) Limited acquired as at the date of acquisition were as follows:

Net assets acquired:	USD
Prepayment, other receivables and other assets	5,724
Cash and bank balances	5,994
Loan to third party	43,080
Other payables and accruals	(52,614)
Total identifiable net assets at fair value	2,184
Goodwill on acquisition	457,818
Consideration	460,002

Satisfied by:
Cash	260,082
Shares	199,920
460,002

An analysis of the cash flows in respect of the acquisition of a subsidiary is as follows:
Cash consideration paid	(260,082)
Cash and cash equivalents acquired	5,994
Net cash inflow generated from acquisition	(254,088)

The goodwill from acquisition was impaired as at 31 March 2019, see note 17 for details.

81

37 DISCONTINUED OPERATIONS

37.1 Summary

There are two components that make up discontinued operations as detailed in notes 37.2 and 37.3.

		Year ended 31 March 2021	Year ended 31 March 2020	Year ended 31 March 2019
Profit (loss) from discontinued operation (attributable to the ordinary equity holders of the Company)	Notes	USD	USD	USD
DHPC	37.2	-	-	57,319,854
Solutions business	37.3	4,956,408	(857,554)	(332,908)
Profit (loss) from discontinued operations		4,956,408	(857,554)	56,986,946

37.2 DHPC

On 31 July 2018, the Group sold 51% equity interest in a subsidiary. The disposal was reported in the consolidated financial statements for the year ended 31 March 2019 as a discontinued operation. A summary of the results is below:

Period from 1 April 2018 to 31 July 2018
USD
Revenue	1,063,273
General and administrative expenses	(2,668,700)
Other gains	23,767
Finance costs	(225,826)
Loss before tax	(1,807,486)
Income tax expense	-
Loss after income tax of discontinued operations	(1,807,486)
Gain on sale of subsidiary	59,127,340
Profit from discontinued operations	57,319,854
Adjustment for:
Net cash (outflow) from operating activities	(2,111,958)
Net cash (outflow) from investing activities	(15,550,618)
Net cash inflow from financing activities	27,949,691
Net increase in cash generated from discontinued operations	10,287,115

82

37.3 Solutions business

On 15 May 2020, Diginex HK, together with Diginex Solutions Limited, sold the legal entities of Diginex Solutions (HK) Limited and Diginex USA LLC, together with the trademarks associated with the Diginex name, to a related party, Rhino Ventures Limited, an entity controlled by Miles Pelham, the founder of Diginex HK. The consideration of $6,000,000 was netted against the shareholder loan with Pelham Limited, also an entity controlled by Miles Pelham. In addition, Diginex HK agreed to fund the business for six months post the sale at a 25% discount to the projected costs. The assets and liabilities of Diginex Solutions (HK) Limited and Diginex USA LLC have not been disclosed as available for sale as they are deemed immaterial.

The gain on sale is calculated as below:

USD
Proceeds:
Shareholder loan settled	6,000,000
Total Proceeds	6,000,000
Costs:
Net costs incurred on behalf – note (a)	915,181
Cost of investment	11,274
Total Costs	926,455

Gain on sale	5,073,545

Note (a) – as part of the sale agreement, Diginex HK agreed to continue funding the Solutions Business for 6 months post sale. Subsequent to the agreement, a one-off payment was made to settle the liability at a 25% discount.

A summary of the discontinued gain (loss) and cash flow is below:

	Year ended 31 March	Year ended 31 March	Year ended 31 March
	2021	2020	2019
	USD	USD	USD

Revenue	-	251,097	394,340
General and administrative expenses	(117,137)	(1,108,651)	(727,248)
Loss before tax	(117,137)	(857,554)	(332,908)
Income tax expense	-	-	-
Loss after income tax of discontinued operations	(117,137)	(857,554)	(332,908)
Gain on sale of Solutions business	5,073,545	-	-
Profit (loss) from discontinued operations	4,956,408	(857,554)	(332,908)
Adjustment for:
Net cash (inflow) outflow from operating activities – note (b)	(5,987,534)	70,331	-
Net (decrease) in cash generated from discontinued operations	(1,031,126)	(787,223)	(332,908)

Note (b) – For the year ended 31 March 2021, $5,987,534 is net of $6,000,000 proceeds less $12,466 related to shares issued to employees of the Solutions Business ($9,263 relates to the employee salary deferral scheme and $3,203 relate to costs incurred on behalf of Solutions per note (a) above). For the year ended 31 March 2020, $70,331 related to shares awarded as part of the salary deferral scheme to an employee of the Solutions Business.

83

38 AMOUNTS DUE TO AND FROM RELATED PARTIES (COMPANY)

38.1 Amount due from a shareholder

Amount due from a shareholder is unsecured, interest free and repayable on demand.

38.2 Amounts due from subsidiaries

	Year ended 31 March 2021	Year ended 31 March 2020
	USD	USD
Diginex Limited (Hong Kong)	20,155,126	-
Diginex Capital Pte Limited	738,643	-
Digivault Limited	399,840	-
Diginex Capital Limited	235,494	-
Diginex SA	238,000	-
8i Enterprises Acquisition Corp	95,160	-
Diginex GmbH	23,800	-
	21,886,063	-

38.3 Amounts due to subsidiaries

	Year ended 31 March 2021	Year ended 31 March 2020
	USD	USD
Diginex Limited (Hong Kong)	1,119,726	6,320
Digivault Limited	24,832	-
8i Enterprises Acquisition Corp	1	1
	1,144,559	6,321

84

39 FINANCIAL RISK MANAGEMENT

39.1 Market risk factors

The Group’s activities expose it to a variety of market risks: price risk, foreign currency risk, and interest rate risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance.

The risks are minimized by the financial management policies and practices described below.

39.1.1 Price risk

The Group’s exposure to equity securities price risk arises from investments held by the Group and classified in the consolidated statement of financial position as at fair value through profit or loss (FVTPL) (note 16). As at the year end the Group’s investment in equity securities was not considered material.

The Group’s exposure to digital asset price risk arises from digital assets held by the Group on a revaluation basis (note 22). As at the year end the Group’s digital asset holdings were not material as the Group primarily holds USDC which is not subject to material price risk on the basis that one USDC is redeemable for one USD from the issuer.

39.1.2 Foreign currency risk

The Group operates primarily in USD and HKD, albeit there is an increasing exposure to GBP, SGD and EUR. Given USD and HKD are pegged within a range the Group had a reduced exposure to foreign currency risk during the year. Given the increasing exposure to other currencies the Group is formalizing a foreign currency hedging policy in respect of foreign currency transactions, assets and liabilities. The Group monitors its foreign currency exposure closely and will consider hedging significant foreign currency exposure to manage the risk. The material statement of financial position items are denominated in USD and as such no sensitivity analysis on the impact of foreign exchange movements has been performed.

39.1.3 Interest rate risk

The Group has minimal interest rate risk because there are no significant borrowings at variable interest rates. The Group currently does not have an interest rate hedging policy. However, the management monitors interest rate exposure and will consider other necessary action when significant interest rate exposure is anticipated. The Group’s cash flow interest rate risk relates primarily to variable-rate bank balances. The exposure to the interest rate risk for variable rate bank balances is insignificant as the bank balances have a short maturity period.

39.1.4 Liquidation risk management

The Group currently takes no proprietary trading positions and is not exposed to deliberate position risk. but is exposed to a small amount of market risk via the EQONEX Exchange in managing the liquidation mechanism in place to close clients’ open trading positions in the event that if they breach minimum margin requirements. The Group runs a liquidation risk management desk which is used to take on the positions of liquidating positions in the event of there being insufficient liquidity on the Exchange liquidation platform or main order book to liquidate client positions. Any positions taken on by the liquidation risk management desk are hedged immediately, to minimize the market risk in positions taken on, but some residual exposure exists in the execution of hedges and unwinding positions.

39.2 Credit risk

The Group has exposure to credit risk arising from monies relating to notional credit offered to some EQONEX customers, amounts advanced to third parties, shareholders, associates as well as trade receivables and deposits with bank. Credit risk is managed on a Group basis.

The amount of the Group’s maximum exposure to credit risk is the amount of the Group’s carrying value of the related financial assets and liabilities as of the end of the reporting period.

39.2.1 Deposits with bank

With respect to the Group’s deposit with bank, the Group limits its exposure to credit risk by placing deposits with financial institution with high credit rating and no recent history of default. Given the high credit ratings of the banks, management does not expect any counterparty to fail to meet its obligations. Management will continue to monitor the position and will take appropriate action if their ratings are changed. As at 31 March 2021 the Group had a concentration of deposits with one bank but is in the process of mitigating such concentration. As at 31 March 2020, the Group has no significant concentration of credit risk in relation to deposit with bank.

39.2.2 Amounts due from related companies/shareholders/an associate

If the parties are independently rated, these ratings are used. Otherwise, the Group’s risk measurement and monitoring process includes assessment of the credit quality of the parties, taking into account its financial position, past experience and other factors impacting credit quality of the parties.

39.2.3 On exchange credit

Following the launch of the Exchange, the Group has offered notional on-exchange credit to selected clients. Notional on-exchange credit increases the available trading balance to those selected clients and is termed as notional as there is no physical transfer of assets to the clients. The notional credit offered has restricted use on the Exchange and cannot be withdrawn. Collateral is deposited by the trading counterparties in advance of receiving on-exchange credit and the risk of any loss is mitigated by risk management processes in place such as regular reconciliations and margin calls in advance of the client’s asset portfolio breaching the advanced credit balance. As at 31 March 2021, the total value of notional credit outstanding to the selected clients was USDC 925,000 and 0.3 BTC. Against the notional credit advanced the Group held collateral deposited by the clients of $150,000 and USDC 310,000. At 31 March 2021, all clients, that had been allocated on-exchange credit had balances in excess of the notional advance in their trading accounts on EQONEX.

Other than the credit risks mentioned above, the Group does not have any other significant concentrations of credit risk. The exposures to these credit risks are monitored on an ongoing basis.

85

39.3 Liquidity risk

39.3.1 Financing arrangement

The Group monitors its cash position on a regular basis and manages cash and cash equivalents to finance the Group’s operations. The Group has been primarily financed via the proceeds from the shareholder investments via the convertible bond, Transaction, private placement and warrants exercised.

39.3.2 Maturities of financial liabilities

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the end of each financial reporting period to the contractual maturity dates. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Within 1 year	1-5 years	Over 5 years	Total
	USD	USD	USD	USD
At 31 March 2021
Other payables and accruals	6,250,102	-	-	6,250,102
Amount due to an associate	900,000	-	-	900,000
Lease liabilities	764,103	139,470	-	903,573
Amount due to related parties	203,460	-	-	203,460
Client liabilities	27,021,925	-	-	27,021,925
Amount due to directors	6,785	-	-	6,785
Warrant liability	5,197,201	-	-	5,197,201
	40,343,576	139,470	-	40,483,046

At 31 March 2020
Other payables and accruals	9,714,932	-	-	9,714,932
Lease liabilities	2,358,076	932,667	58,248	3,348,991
Loans from shareholders	10,711,563	-	-	10,711,563
Amounts due to shareholder	1,686	-	-	1,686
Client liabilities	543,910	-	-	543,910
Amounts due to directors	374,604	-	-	374,604
Notes payable	675,000	-	-	675,000
	24,379,771	932,667	58,248	25,370,686

At 31 March 2019
Other payables and accruals	1,787,464	-	-	1,787,464
Lease liabilities	2,413,181	3,196,046	150,275	5,759,502
Loans from shareholders	10,406,249	-	-	10,406,249
Amounts due to directors	356,855	-	-	356,855
Tax payable	27,680	-	-	27,680
	14,991,429	3,196,046	150,275	18,337,750

86

39.4 Capital risk

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern and to maximize the return to the shareholders through the optimization of the debt and equity balance.

The Group manages its capital structure and adjusts it in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders, issue new shares or other instruments. No changes were made in the objectives, policies or processes for managing capital during the year ended 31 March 2021.

The Group has a subsidiary that holds a Type 4 and Type 9 licenses from the Hong Kong Securities and Futures Commission and is subject to minimal capital requirements. Other than this, the Group was not subject to any externally imposed capital requirements during the reporting periods.

39.5 Fair values measurements

39.5.1 Fair value hierarchy

This section explains the judgements and estimates made in determining the fair values of assets in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments and non-financial assets into the three levels prescribed under the accounting standards. An explanation of each level follows underneath the table.

Fair value measurements using:
At 31 March 2021	Level 1	Level 2	Level 3	Total
	USD	USD	USD	USD
Recurring fair value
Financial assets at FVTPL	304,053	-	-	304,053
Financial liability at FVTPL	-	5,197,201	-	5,197,201
Digital assets	348,998	-	-	348,998
USDC	2,034,800	-	-	2,034,800
Non-Recurring fair value measurements
Financial assets at amortized cost (a)	-	-	45,538	45,538
	2,687,851	5,197,201	45,538	7,930,590

Fair value measurements using:
At 31 March 2020	Level 1	Level 2	Level 3	Total
	USD	USD	USD	USD
Recurring fair value
Financial assets at FVTPL	49,011	-	400,000	449,011
Digital assets	36,034	-	-	36,034
USDC	293,793	-	-	293,793
Non-Recurring fair value measurements
Financial assets at amortized cost (a)	-	-	977,421	977,421
	378,838	-	1,377,421	1,756,259

Fair value measurements using:
At 31 March 2019	Level 1	Level 2	Level 3	Total
	USD	USD	USD	USD
Recurring fair value
Financial assets at FVTPL	437,580	-	1,650,000	2,087,580
Non-Recurring fair value measurements
Financial assets at amortized cost (a)	-	-	10,210,216	10,210,216
	437,580	-	11,860,216	12,297,796

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

Level 2 inputs, other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 inputs are unobservable inputs for the asset or liability.

Note 38.5.1(a): This relates to an amount due from an associate (note 19) which was impaired in the year ended 31 March 2020 under the expected credit loss methodology. During the year ended 31 March 2021, the balance is being settled via a repayment agreement via a 3rd party recorded within other receivables. The balance was fully repaid in April 2021.

87

39.5.2 Valuation techniques used to determine fair values

Below lists the valuation techniques and key inputs used by the Group to value its Level 3 financial assets. There has been no change in valuation technique during the year ended 31 March 2021.

Investment	Amount USD	Valuation techniques and key inputs	Significant unobservable inputs	Relationship of unobservable inputs to fair value and sensitivity

Shadow Factory	Nil	Review of 12-month financial projections and discussions with management at 31 March 2021.	(i): Discount rate; (ii): Revenue growth rate	A slight increase in the discount rate or decrease in revenue growth rate used in isolation would result in a decrease in the fair value

Nynja	Nil	Review of 12-month financial projections and discussions with management at 31 March 2021.	(i): Discount rate; (ii): Revenue growth rate	A slight increase in the discount rate or decrease in revenue growth rate used in isolation would result in a decrease in the fair value

Other receivables	45,538	Based on collections	N/A	N/A

39.5.3 Reconciliation of Level 3 fair value measurements

	At 31 March 2021	At 31 March 2020	At 31 March 2019
	USD	USD	USD
At 1 April	1,377,421	11,860,216	3,610,000
Additions	-	2,973,829	17,691,988
Reclassification (a)	-	(200,000)	-
Repayments	(760,136)	(814,572)	(2,000,000)
Fair value remeasurement	(400,000)	(1,316,259)	(1,960,000)
Impairment of financial asset at amortized cost	-	(11,124,279)	(5,481,772)
Impairment reversal	21,071	-	-
Repayment by 3rd party	(191,645)	-	-
Adjustment for foreign exchange	(1,173)	(1,514)	-
At 31 March	45,538	1,377,421	11,860,216

Note (a): During the year ended 31 March 2020, there was a transfer of a financial asset between Level 3 to Level 1 due to the listing on an active market of the VOTE Tokens issued by Agora which allowed the Group to obtain a market value for the asset (note 16).

39.5.4 Financial assets and financial liabilities measured at amortized cost

The financial assets and financial liabilities in the table below are measured at amortized cost. Management believes the carrying amounts of these financial assets and liabilities measured at amortized cost approximate their Level 3 fair values.

		At 31 March 2021	At 31 March 2020	At 31 March 2019
	Notes	USD	USD	USD
Financial assets:
Trade receivables	18.1	12,604	72,652	104,298
Other receivables	18.2	259,858	522,458	90,543
Amounts due from related companies	20.2	12,296	12,392	11,279
Amounts due from shareholders	20.4	36,963	37,726	101,099
Total		321,721	645,228	307,219

Financial liabilities:
Amount due to an associate	19.2	900,000	-	-
Amounts due to related parties	20.3	203,460	-	-
Amounts due to directors	20.5	6,785	374,604	356,855
Loans from shareholders	20.6	-	10,711,563	10,406,249
Amounts due to shareholders	20.7	-	1,686	-
Other payables and accruals	30	6,250,102	9,714,932	1,787,464
Notes payable	31	-	675,000	-
Total		7,360,347	21,477,785	12,550,568

88

40 SUBSEQUENT EVENTS

On 8 April 2021, the Group launched EQO. EQO is a utility token which upon launch gives the holder a reduction in trading fees once they meet specific number of tokens held. In total 21 million EQO will be airdropped to users of the EQOUS exchange based on a mixed weighting between fee paying trading volume and number of EQO held over a period of two years, with a declining number of EQO over time. Initially the weighting is more in the favor of trading volume and in time the weighting swings towards holding of EQO.

Between 27 April 2021 to 12 May 2021, the Company acquired in total 72.45971 BTC for $4,000,000 for store of value purpose.

On 3 May 2021, the Company invested $2,000,000 into the Bletchley Park Multi-Strategy Fund Class E shares. The Bletchley Park Multi-Strategy Fund is managed by Diginex SA, a group company.

Post year end, the Company issued 249,393 shares for the following transactions:

●	60,489 shares in settlement for the accrued share awards to employees and directors of $504,704,
●	33,998 shares for $260,325 of services, and
●	154,906 shares for acquiring a perpetual software license for total consideration of $900,000. This license provides Diginex with software on which to execute and manage transactions related to the digital assets borrowing and lending business.

In June 2021, the Company announced that it is unifying its businesses under the brand, EQONEX. The rebrand follows the divestment of Diginex Solutions, the ESG blockchain solutions company, in May 2020 and the impending lapse of the license to use the “Diginex” brand at the end of June 2021. The new EQONEX brand focuses on the crypto element of the business, reflected by the EQONEX Exchange and EQO token, whilst recognizing its history as Diginex. As at the reporting date, the following subsidiaries have been renamed:

Former name	New name	Jurisdiction
Diginex Financial Services Limited	Eqonex Financial Services Limited	Hong Kong
Diginex Global Limited	DigitalTech Global Limited	Hong Kong
Diginex Strategic Limited	Eqonex (HK) Limited	Hong Kong
Diginex Markets Limited	Eqonex Markets Limited	Hong Kong
Diginex Ventures Limited	Eqonex Ventures Limited	Hong Kong
Diginex Solutions Limited	Eqonex Solutions Limited	Hong Kong
Diginex Capital Pte Ltd	Eqonex Capital Pte. Ltd.	Singapore
Diginex Solutions Pte Ltd	Eqonex Solutions Pte. Limited	Singapore
Diginex Capital Limited	Eqonex Capital Limited	United Kingdom

89